PACKETEER INC

PROXY STATEMENT AND 2001 ANNUAL REPORT

April 17, 2002

Dear Stockholder:

You are cordially invited to attend the annual meeting of stockholders of Packeteer, Inc. to be held on Wednesday, May 22, 2002 at 10:00 a.m., Pacific Standard Time, at the Hilton Garden Inn, 10741 Wolfe Road, Cupertino, California.

Details of the business to be conducted at the annual meeting are given in the attached Proxy Statement and Notice of Annual Meeting of Stockholders. We have also included our 2001 Annual Report as part of this mailing.

We want all stockholders to be represented at the meeting. If you are unable to attend the meeting, please complete, date, and sign the enclosed proxy card, and return it in the enclosed envelope. Even if you plan to attend the meeting, you can conveniently express your views in advance by returning a completed proxy card.

We look forward to seeing you at the meeting.

Sincerely,

CRAIG W. ELLIOTT
President and Chief Executive Officer

PACKETEER, INC.
10495 North De Anza Boulevard
Cupertino, CA 95014
(408) 873-4400

NOTICE OF 2002 ANNUAL MEETING OF STOCKHOLDERS
To Be Held on May 22, 2002

To Our Stockholders:

NOTICE IS HEREBY GIVEN that the 2002 Annual Meeting of Stockholders of Packeteer, Inc., a Delaware corporation ("Packeteer" or the "Company"), will be held on Wednesday, May 22, 2002 at 10:00 a.m., Pacific Standard Time, at the Hilton Garden Inn, 10741 Wolfe Road, Cupertino, CA 95014, for the following purposes:

1. To elect three directors to serve until the 2005 Annual Meeting of Stockholders, or until their successors are duly elected and qualified;

2. To approve a series of amendments to the Packeteer, Inc. 1999 Stock Incentive Plan which will effect the following changes to the Automatic Option Grant Program in effect for the non-employee board members under the 1999 Plan: (i) increase the number of shares of Common Stock for which each new non-employee board member is to be granted a stock option at the time of his or her initial election or appointment to the Board of Directors from 20,000 shares to 30,000 shares, (ii) increase the number of shares of Common Stock for which each continuing non-employee board member is to be granted stock options at each annual meeting of the stockholders from 5,000 shares to 15,000 shares, beginning with the 2002 Annual Meeting of Stockholders and (iii) provide that the 15,000 share annual option grants, beginning with the grants to be made at the 2002 Annual Meeting of Stockholders, shall vest in two annual installments;

3. To ratify the appointment of KPMG LLP as our independent auditors for the year ending December 31, 2002; and

4. To transact such other business as may properly come before the annual meeting and any adjournment or postponement thereof.

The foregoing matters are described in more detail in the enclosed proxy statement. The Board of Directors has fixed the close of business on April 5, 2002 as the record date for the determination of the stockholders entitled to notice of, and to vote at, the 2002 Annual Meeting and any postponement or adjournment thereof. Only stockholders of record of the Company as of the close of business on that date will be entitled to vote at the 2002 Annual Meeting or any postponement or adjournment thereof. A list of stockholders entitled to vote at the 2002 Annual Meeting will be available for inspection at the executive offices of the Company.

All stockholders are cordially invited to attend the meeting in person. However, to assure your representation at the meeting, you are urged to sign and return the enclosed proxy card as promptly as possible in the enclosed self-addressed envelope. Record holders may also vote electronically or telephonically by following the instructions on the proxy card. The Company's transfer agent, which is tabulating votes cast for the meeting, will count the last vote received from a stockholder, whether by telephone, proxy or ballot or electronically through the Internet. Any stockholder attending the meeting may vote in person even if he or she returned a proxy. However, if a stockholder's shares are held of record by a broker, bank or other nominee and the stockholder wishes to vote at the meeting, the stockholder must obtain from the record holder a proxy issued in his or her name.

Your vote is very important, regardless of the number of shares you own and whether or not you plan to attend the meeting. Please read the attached proxy statement carefully, complete, sign and date the enclosed proxy card as promptly as possible and return it in the enclosed envelope or follow the instructions on the proxy card to vote by telephone or electronically through the Internet. Returning your proxy card or voting by telephone or electronically through the Internet will ensure that your vote is counted if you later decide not to attend the meeting.

By Order of the Board of Directors of Packeteer, Inc.,

DAVID C. YNTEMA
Secretary

Cupertino, California
April 17, 2002

PACKETEER, INC.

10495 North De Anza Boulevard
Cupertino, CA 95014
(408) 873-4400

PROXY STATEMENT
2002 ANNUAL MEETING OF STOCKHOLDERS

The enclosed Proxy is solicited on behalf of the Board of Directors (the "Board") of Packeteer, Inc., a Delaware corporation ("Packeteer" or the "Company"), for use at the 2002 Annual Meeting of Stockholders (the "2002 Annual Meeting") to be held on Wednesday, May 22, 2002 at 10:00 a.m., Pacific Standard Time, at the Hilton Garden Inn, 10741 North Wolfe Road, Cupertino, California 95014, or at any postponement or adjournment thereof, for the purposes set forth herein and in the accompanying Notice of 2002 Annual Meeting of Stockholders. Packeteer's principal executive offices are located at 10495 North De Anza Boulevard, Cupertino, California 95014. Packeteer's telephone number at that location is (408) 873-4400.

The Company intends to mail this proxy statement and accompanying proxy card on or about April 18, 2002 to all stockholders entitled to vote at the meeting.

INFORMATION CONCERNING SOLICITATION AND VOTING

Record Date and Share Ownership

Stockholders of record at the close of business on April 5, 2002 (the "Record Date") are entitled to notice of and to vote at the 2002 Annual Meeting. At the Record Date, 30,043,959 shares of the Company's common stock ("Common Stock") were issued and outstanding and held of record by approximately 471 stockholders.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering to Packeteer (attention: David C. Yntema, Secretary) a written notice of revocation or a duly executed proxy bearing a later date or by attending the 2002 Annual Meeting and voting in person.

Voting and Solicitation

Each share of Common Stock outstanding on the Record Date is entitled to one vote. The required quorum for the transaction of business at the 2002 Annual Meeting is a majority of the votes eligible to be cast by holders of shares of Common Stock issued and outstanding on the Record Date. For purposes of determining the presence of a quorum, abstentions and broker non-votes will be counted by the Company as present at the meeting. Abstentions will also be counted by the Company in determining the total number of votes cast with respect to a proposal (other than the election of directors). Broker non-votes will not be counted in determining the number of votes cast with respect to a proposal.

The cost of soliciting proxies will be borne by the Company. Proxies may be solicited by certain of the Company's directors, officers and regular employees, without additional compensation, in person or by telephone or facsimile. In addition, Packeteer may retain the services of one or more firms to assist in the solicitation of proxies for an estimated fee of $8,000 plus reimbursement of expenses. In addition, the Company may reimburse brokerage firms and other persons representing beneficial owners of shares for their expenses in forwarding solicitation materials to such beneficial owners.

Voting Electronically via the Internet or by Telephone

Shareholders whose shares are registered in their own names may vote either via the Internet or by telephone. Specific instructions to be followed by any registered shareholder interested in voting via Internet or by telephone are set forth on the enclosed proxy card. The Internet and telephone voting procedures are designed to authenticate the shareholder's identity and to allow shareholders to vote their shares and confirm that their voting instructions have been properly recorded. If you do not wish to vote via the Internet or telephone, please complete and return the proxy card in the self-addressed, postage paid envelope provided.

Stockholder Proposals

As of December 18, 2001, the Company had not received any stockholder proposals to be voted on at the 2002 Annual Meeting. To be included in the proxy statement and form of proxy relating to the 2003 Annual Meeting, a stockholder proposal must be received by David C. Yntema, Secretary, Packeteer, Inc., 10495 North De Anza Boulevard, Cupertino, California 95014 no later than December 19, 2002. In addition, the proxy solicited by the Board of Directors for the 2002 Annual Meeting will confer discretionary authority to vote on any stockholder proposal presented at the 2002 Annual Meeting unless the Company has received notice of such proposal not later than March 2, 2002.

PROPOSAL NO. 1:

ELECTION OF DIRECTORS

Our Board is divided into three classes with staggered three-year terms. The number of directors is determined from time to time by the Board and currently consists of seven (7) members. A single class of directors is elected each year at the annual meeting. Subject to transition provisions, each director elected at each such meeting will serve for a term ending on the date of the third annual meeting after his election or until his successor has been elected and duly qualified. Stockholders may not cumulate votes in the election of directors.

Three directors are to be elected at this 2002 Annual Meeting to serve until the 2005 Annual Meeting, or until their successors are elected and duly qualified. In the event any nominee is unable or unwilling to serve as a nominee, the proxies may be voted for any substitute nominee designated by the present Board or the proxyholders to fill such vacancy, or the Board may be reduced in accordance with our bylaws. The Board has no reason to believe that the persons named will be unable or unwilling to serve as nominees or as directors if elected.

Unless otherwise instructed, the proxyholders will vote the proxies received by them "FOR" the nominees named below.

Set forth below is certain information concerning the nominees and the other incumbent directors:

Directors to be Elected at the 2002 Annual Meeting

Steven J. Campbell, age 60, has served as Chairman of the Board of Packeteer since its inception and served as Packeteer's Chief Executive Officer from January 1996 through April 1996. Mr. Campbell was a founder of StrataCom, Inc., a network switching equipment company which was acquired by Cisco Systems in July 1996, where he was employed from 1986 through 1991 initially as Chief Executive Officer and then as Vice President of Engineering and finally as Vice President of Operations. He headed the PBX development at Rolm Communications, Inc., a telecommunications company, from 1978 through 1983 and held various positions at Intel Corporation, from 1972 through 1978. Mr. Campbell holds a B.S. in electrical engineering from Oregon State University and an M.S. in electrical engineering from Santa Clara University.

Craig W. Elliott, age 41, has served as President, Chief Executive Officer and a Director of Packeteer since April 1996. From January 1991 to March 1996, Mr. Elliott served as International General Manager of Apple Computer, Inc.'s Online Internet Division, where he managed Apple's Internet and online business in more than 80 countries. From November 1987 to May 1990, Mr. Elliott served as Apple's Product Business

Manager in charge of Networking and Communication Products. Mr. Elliott holds a B.S. from Iowa State University.

Joseph A. Graziano, age 58, has served as a Director of Packeteer since February 1996. From June 1989 to December 1995, Mr. Graziano was Executive Vice President and Chief Financial Officer of Apple Computer, Inc. and was a member of the Board of Directors of Apple from June 1993 until October 1995. From May 1987 to June 1989, Mr. Graziano served as Chief Financial Officer of Sun Microsystems, Inc. and from October 1981 to May 1985 was Chief Financial Officer of Apple Computer, Inc. Mr. Graziano serves as a Director of Carrier Access Corporation and Pixar, Inc. Mr. Graziano holds a B.S. in accounting from Merrimack College and is a certified public accountant.

Directors Whose Terms Expire in 2003

Dr. Hamid Ahmadi, age 48, was appointed to the Board of Directors of Packeteer in December 2000. Dr. Ahmadi is Vice President of the Connectivity and Network Services Group at AT&T Labs-Research in Florham Park, New Jersey, responsible for transport, optical, IP and data network services. Prior to his current position at AT&T, Dr. Ahmadi was Vice President and Chief Technology Architect, Internet and Networking Systems. Prior to joining AT&T in April 1998, he held various positions at IBM Corporation for over 15 years, where he served as Director of Security and Networking Research at IBM T.J. Watson Research Center. Dr. Ahmadi is currently a Fellow of the Institute of Electrical and Electronics Engineers (IEEE). Dr. Ahmadi holds B.S., M.S. and Ph.D. degrees in electrical engineering from Columbia University.

L. William Krause, age 59, was appointed to the Board of Directors of Packeteer in March 2001. Mr. Krause has been President of LWK Ventures, a private investment company, since November 1998. From September 2001 to February 2002, Mr. Krause was Chairman and Chief Executive Officer of Exodus Communications, Inc., which he guided through Chapter 11 bankruptcy to a sale of assets of the company. From October 1991 to November 1998, he served as President and Chief Executive Officer of Storm Technology, Inc., a digital imaging company which filed for protection under federal bankruptcy laws in November 1998. He served as President and Chief Executive Officer of 3Com Corporation, a global data networking company, from 1981 to 1990, and as its Chairman from 1987 to 1993 when he retired. Mr. Krause is a director of Exodus Communications, Inc., Pinnacle Systems, Inc. and Sybase, Inc. Mr. Krause holds a B.S. degree in electrical engineering, and received an honorary doctorate of science, from The Citadel.

Peter Van Camp, age 46, was appointed to the Board of Directors of Packeteer in May 2001. Mr. Van Camp serves as Chairman and CEO of Equinix, Inc., a leading infrastructure services company. Prior to joining Equinix, he served as President, Americas Region for UUNet, a WorldCom company. In this position, Mr. Van Camp oversaw the operations for the Americas region, which included North America, Latin and South America. During 1998, Mr. Van Camp led the integration of distinct product and technology sets from multiple business units to form WorldCom Advanced Networks. Prior to the company's acquisition by WorldCom, Mr. Van Camp served as president for CompuServe Network Services, the corporate data networking division of CompuServe, Inc. Mr. Van Camp graduated from Boston College with Bachelor of Science degrees in Accounting and Computer Science.

Directors Whose Terms Expire in 2004

Brett D. Galloway, age 38, a co-founder of Packeteer, has served as a Director of Packeteer since its inception and was appointed as Vice President, Corporate Development in May 2000. Mr. Galloway also served as Chief Operating Officer and as Vice President, Engineering of Packeteer from its inception to January 2001, as Chief Financial Officer of Packeteer from its inception in 1996 to January 1999 and as interim Vice President, Engineering from July 2001 to September 2001. Prior to founding Packeteer, Mr. Galloway served as Director of Engineering at Metricom, Inc. from November 1994 through February 1996 and as Director of Software Engineering at Metricom from October 1990 to November 1994. Mr. Galloway holds a B.S. and an M.S. in electrical engineering from Stanford University.

Board Meetings and Committees

Our Board met seven times during 2001. The Board has an audit committee, a compensation committee and a nominating committee. All directors attended at least 75% of the meetings of the Board and the meetings of the committees of the Board on which they served.

From January 1, 2001 through March 23, 2001 the audit committee consisted of Messrs. Campbell, Graziano and Morris. Mr. Morris resigned from the Board and the audit committee on March 23, 2001 and Mr. Krause was appointed to the audit committee on April 3, 2001. The audit committee met four times during 2001. The audit committee recommends the firm to be appointed as independent auditors to audit our financial statements, discusses the scope and results of the audit with the independent auditors, reviews with our management and the independent auditors our interim and year-end operating results, considers the adequacy of the internal accounting controls and audit procedures and reviews the non-audit services to be performed by our independent auditors. The Board adopted and approved a revised charter for the audit committee in 2000, a copy of which was attached to our 2001 Proxy Statement. The Board has determined that all members of the audit committee are "independent" as that term is defined in Rule 4200 of the listing standards of the National Association of Securities Dealers.

From January 1, 2001 through March 23, 2001, the compensation committee consisted of Messrs. Campbell, Graziano and Morris. On March 23, 2001, Mr. Morris resigned from the Board and the compensation committee. On April 18, 2001, Messrs. Graziano and Krause were appointed to the compensation committee, and, on May 23, 2001, Mr. Van Camp was appointed as well. The compensation committee met six times during 2001. The compensation committee reviews and recommends the compensation arrangements for our management and administers our equity incentive plans.

From January 1, 2001 through March 23, 2001, the nominating committee consisted of Messrs. Campbell, Stensrud and Morris. Mr. Morris resigned from the Board and the nominating committee on March 23, 2001 and Mr. Ahmadi was appointed to the nominating committee on April 18, 2001. Mr. Stensrud resigned from the Board and the nominating committee on December 31, 2001. The nominating committee did not meet during 2001. The nominating committee will consider nominees recommended by the Company's stockholders submitted to the Company's secretary prior to the date on which stockholder proposals must be received for inclusion in the Company's proxy statement.

Director Compensation

Beginning with any regularly scheduled Board meeting held on or after May 23, 2001, each non-employee Board member received $1,000 for each regularly scheduled Board meeting that such Board member attended and will receive the same amount for attendance at each future regularly scheduled Board meeting. Under the Automatic Option Grant Program as currently in effect under the Packeteer, Inc. 1999 Stock Incentive Plan (the "1999 Plan"), each individual who first joins the Board after May 23, 2001 as a non-employee director will receive, at the time of such initial election or appointment, an automatic option grant to purchase 20,000 shares of Common Stock, provided such person has not previously been in the Company's employ. Under the Automatic Option Grant Program as currently in effect, each individual who was serving as a non-employee Board member on the May 23, 2001 effective date of such program was automatically granted at that time an option to purchase 5,000 shares of Common Stock. In addition, under the Automatic Option Grant Program on the date of each annual stockholders meeting, each individual who is to continue to serve as a non-employee Board member, whether or not such individual is standing for re-election at that particular annual meeting, will be granted an option to purchase 5,000 shares of Common Stock.

If the stockholders approve the amendments to the 1999 Plan discussed below at the 2002 Annual Meeting, the initial grant under the Automatic Option Grant Program will increase from 20,000 shares to 30,000 shares, and the annual grants under the Automatic Option Grant Program will increase from 5,000 shares to 15,000 shares beginning with the grants to be made on the date of the 2002 Annual Meeting.

Each grant under the Automatic Option Grant Program will have an exercise price per share equal to the fair market value per share of Common Stock on the grant date, and will have a maximum term of 10 years, subject to earlier termination should the optionee cease to serve as a Board member.

Each option granted under the Automatic Option Grant Program is immediately exercisable for all the option shares, but any shares purchased under the option will be subject to repurchase by the Company, at the exercise price paid per share, upon the optionee's cessation of Board service prior to vesting in those shares. The shares subject to each initial option grant will vest in a series of six successive equal semi-annual installments upon the optionee's completion of each six months of Board service over the thirty-six month period measured from the date of grant. If the stockholders approve the amendments to the 1999 Plan, the shares subject to each annual option grant will be subject to a two year vesting period whereby such annual option grants would vest, and the Corporation's repurchase right would lapse, in a series of two successive equal annual installments upon the optionee's completion of each year of service as a Board member over the two year period measured from the option grant date. The shares will immediately vest in full upon certain changes in control or ownership or upon the optionee's death or disability while a Board member.

On March 23, 2001, in connection with his appointment to the Board, Mr. L. William Krause was granted an option to purchase 12,000 shares of Common Stock under the Automatic Option Grant Program of the 1999 Plan, as then in effect. The exercise price was $5.125, the fair market value per share of Common Stock on the grant date. In connection with his appointment to the Board on May 2, 2001, Mr. Peter Van Camp was granted an option to purchase 12,000 shares of Common Stock under the Automatic Option Grant Program of the 1999 Plan, as then in effect. The exercise price per share for such option was $7.90, the fair market value per share of Common Stock on the date of grant.

On May 23, 2001, the date of the 2001 Annual Meeting, the then current non-employee Board members, Messrs. Ahmadi, Campbell, Graziano, Krause, Stensrud, and Van Camp, each received an automatic option grant for 5,000 shares of Common Stock. The exercise price per share in effect under each such option was $7.36, the fair market value per share of Common Stock on the grant date, and the options were fully vested when granted. On May 23, 2001, the Board granted, under the Discretionary Grant Program of the 1999 Plan, an option to purchase 8,000 shares of Common Stock with an exercise price per share of $7.36, the fair market value per share of Common Stock on that date, to each of Dr. Ahmadi, Mr. Krause, and Mr. Van Camp. The terms of these option grants were similar to the initial option grants made under the Automatic Option Grant Program of the 1999 Plan.

Under the terms of indemnification agreements with each of the Company's directors, the Company is obligated to indemnify each director against certain claims and expenses for which the director might be held liable in connection with past or future service on the Board. In addition, the Company's Certificate of Incorporation provides that, to the greatest extent permitted by the Delaware General Corporation Law, its directors shall not be liable for monetary damages for breach of fiduciary duty as a director.

Vote Required

Directors are elected by a plurality of the votes present in person or represented by proxy and entitled to vote.

Recommendation of the Board

The Board recommends that the stockholders vote "FOR" election of each of the nominees listed above.

EXECUTIVE OFFICERS

The executive officers of the Company and certain information about them as of April 17, 2002 are listed below:

Craig W. Elliott	41	President, Chief Executive Officer and Director
Manuel R. Freitas	54	Vice President, Operations and Customer Support
Brett D. Galloway	38	Vice President, Corporate Development and Director
Robert W. Hon	48	Vice President, Engineering
Todd J. Krautkremer	42	Vice President, Marketing
Neil A. Sundstrom	49	Vice President, Worldwide Sales
David C. Yntema	57	Chief Financial Officer and Secretary

Craig W. Elliott has served as President, Chief Executive Officer and a Director of Packeteer since April 1996. From January 1991 to March 1996, Mr. Elliott served as International General Manager of Apple Computer, Inc.'s Online Internet Division, where he managed Apple's Internet and online business in more than 80 countries. From November 1987 to May 1990, Mr. Elliott served as Apple's Product Business Manager in charge of Networking and Communication Products. Mr. Elliott holds a B.S. from Iowa State University.

Manuel R. Freitas has served as Vice President, Operations and Customer Support at Packeteer since May 2000. Mr. Freitas served as an independent consultant from April 1999 until May 2000. Previously, he served as Vice President of customer operations for Vividence Corporation and Vice President of Worldwide Customer Operations for Adobe Systems, Inc. Mr. Freitas also served as interim Vice President of Sales and Support for the Americas as well as Director of OEM and Developer Support at Adobe. Prior to this, Mr. Freitas worked for nine years at Schlumberger Technologies in various product management, customer operations, and sales positions and spent eight years at General Electric in field engineering and sales. Mr. Freitas holds a B.A. in Business Administration from William Patterson College.

Brett D. Galloway a co-founder of Packeteer, has served as a Director of Packeteer since its inception and was appointed as Vice President, Corporate Development in May 2000. Mr. Galloway also served as Chief Operating Officer and as Vice President, Engineering of Packeteer from its inception to January 2001, as Chief Financial Officer of Packeteer from its inception in 1996 to January 1999 and as interim Vice President, Engineering from July 2001 to September 2001. Prior to founding Packeteer, Mr. Galloway served as Director of Engineering at Metricom, Inc. from November 1994 through February 1996 and as Director of Software Engineering at Metricom from October 1990 to November 1994. Mr. Galloway holds a B.S. and an M.S. in electrical engineering from Stanford University.

Robert W. Hon, Ph.D. has served as Vice President, Engineering since September 2001. Mr. Hon is responsible for the development of current and future products and manages research and development facilities in Cupertino, California and Kelowna, British Columbia. Mr. Hon most recently served as vice president of research and development at Certive, Inc from March 2000 to March 2001 and served as a vice president of research and development at Cadence Design Systems from June 1996 to March 2000. Prior to Cadence, he held a number of senior development positions over an eight-year period at Apple Computer, Inc. Mr. Hon holds a B.S. in engineering and applied science from Yale University and an M.S. and a Ph.D. in computer science from Carnegie-Mellon University.

Todd J. Krautkremer has served as Vice President, Marketing of Packeteer since January 1999. From October 1990 through December 1998, Mr. Krautkremer held various senior sales and marketing positions at Sync Research, a networking company, with his most recent position being Vice President of Strategic Marketing. Prior to Sync Research he held various product management, marketing and sales positions at Siemens Communication Systems and engineering positions at AT&T. Mr. Krautkremer holds a B.S. in computer science from St. Cloud State University.

Neil A. Sundstrom has served as Vice President, Worldwide Sales for Packeteer since June 1998. From September 1997 to May 1998, Mr. Sundstrom served as Vice President of International Sales for Packeteer. From October 1994 to September 1997, Mr. Sundstrom served as Vice President of Sales of 3Com Corporation's Network Service Provider Division (known as Primary Access prior to its 1995 acquisition by 3Com). From January 1990 to September 1994, Mr. Sundstrom served as Intercontinental Area Manager for SynOptics Communications, Inc., a networking company. Mr. Sundstrom serves as a Director of Perle Systems, a publicly held company. Mr. Sundstrom holds a B.A. in psychology from Simon Fraser University, British Columbia.

David C. Yntema has served as Chief Financial Officer and Secretary of Packeteer since January 1999. From May 1994 through August 1998, Mr. Yntema served as Chief Financial Officer and Vice President, Finance and Administration of VIVUS, Inc., a pharmaceutical company. Prior to joining VIVUS, Mr. Yntema served as Chief Financial Officer for EO, Inc., a handheld computer company, MasPar Computer Corporation, a massively parallel computer company, and System Industries, a storage subsystem company and has held a variety of other financial management positions. Mr. Yntema holds a B.A. in economics and business administration from Hope College, an M.B.A. from the University of Michigan and is a certified public accountant.

Our officers are elected by the Board on an annual basis and serve until their successors have been duly elected and qualified.

There are no family relationships among any of the directors or executive officers of the Company.

EXECUTIVE COMPENSATION

Executive Compensation

The following table sets forth certain summary compensation information with respect to the compensation earned for services rendered to the Company for each of the last three fiscal years by its Chief Executive Officer and each of the four other most highly compensated executive officers whose salary and bonus for the year ended December 31, 2001 exceeded $100,000 (the "Named Executive Officers"). No executive officers who would have otherwise been include in such table has been excluded by reason of his or her termination of employment or change in executive status during that year.

Summary Compensation Table

		Annual Compensation			Long-Term Compensation
Name and Principal Position	Year	Salary(1)	Bonus(2)	All Other Compensation	Securities Underlying Options Granted(#)
Craig W. Elliott	2001	$250,540	$ 19,411	$—	320,000
President and Chief Executive Officer	2000	235,453	68,940	—	100,000
	1999	185,800	34,375	—	250,000
Manuel R. Freitas(3)	2001	190,911	10,564	—	130,000
Vice President, Operations and Customer Support	2000	110,381	12,928	—	100,000
Brett D. Galloway	2001	190,356	8,361	—	130,000
Vice President, Corporate Development	2000	180,335	34,835	—	30,000
	1999	157,261	27,500	—	62,500
Neil A. Sundstrom	2001	162,974	82,349(4)	—	135,000
Vice President, Worldwide Sales	2000	145,432	150,547(4)	—	30,000
	1999	100,000	317,447(5)	—	62,500
David C. Yntema(6)	2001	191,703	8,316		130,000
Chief Financial Officer	2000	181,599	32,710	—	30,000
	1999	166,186	20,625	—	275,000

(1) Includes premiums paid for group life insurance benefits.

(2) Represents amounts paid during the fiscal year.

(3) Joined Packeteer in May 2000.

(4) Represents commissions and bonus paid.

(5) Represents commissions paid.

(6) Joined Packeteer in January 1999.

OPTION GRANTS IN FISCAL YEAR 2001

The following table sets forth information about the option grants made during the 2001 fiscal year to the Named Executive Officers. No stock appreciation rights were granted to the Named Executive Officers during the 2001 fiscal year.

Name	Number of Securities Underlying Options Granted(1)	Percent of Total Options Granted to Employees in Fiscal Year(2)	Exercise Price Per Share(3)	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Price Appreciation for Option Term(4)	
					5%	10%
Craig W. Elliott	100,000		$16.875	01/29/2011	$1,061,260	$2,689,440
	220,000	14.52%	4.71	10/22/2011	651,661	1,651,436
Manuel R. Freitas......	30,000		16.875	01/29/2011	318,378	806,832
	100,000	5.90	4.71	10/22/2011	296,209	750,653
Brett D. Galloway......	30,000		16.875	01/29/2011	318,378	806,832
	100,000	5.90	4.71	10/22/2011	296,209	750,653
Neil A. Sundstrom	35,000		16.875	01/29/2011	371,441	941,304
	100,000	6.13	4.71	10/22/2011	296,209	750,653
David C. Yntema	30,000		16.875	01/29/2011	318,378	806,832
	100,000	5.90	4.71	10/22/2011	296,209	750,653

(1) Options were granted under the 1999 Plan. All options granted to the Named Executive Officers under the 1999 Plan vest and become exercisable in the following manner: 25% of the shares vest and are exercisable upon completion of twelve (12) months of service measured from the date of grant (January 29, 2001 and October 22, 2001 respectively) and the remainder of the shares in thirty-six (36) equal monthly installments upon completion of each additional month of service thereafter. See "Employment Agreements and Change of Control Agreements" for a description of the applicable acceleration features. Each option has a ten year term, subject to early termination following optionee's cessation of service.

(2) Based on an aggregate of 2,203,549 options granted to employees, consultants and directors during the year ended December 31, 2001.

(3) The exercise price per share of each option was equal to the fair market value of the Common Stock on the date of grant as determined by the closing selling price as reported by the NASDAQ National Market.

(4) The potential realizable value is calculated based on the term of the option on the date of grant, which is ten years. It is calculated assuming that the fair market value of the Common Stock on the date of grant appreciates at the indicated annual rate compounded annually for the entire term of the option and that the option is exercised and sold on the last day of its term for the appreciated stock price. There can be no assurance provided to any executive officer or other holder of the Common Stock that the actual stock price appreciation over the ten-year option term will be at the assumed 5% or 10% levels or at any other defined level. Unless the market price of the Common Stock appreciates over the option term, no value will be realized from those option grants which were made to the Named Executive Officers with an exercise price equal to the fair market value of the Common Stock on the grant date.

OPTION EXERCISES IN FISCAL YEAR 2001 AND FISCAL YEAR-END 2001 OPTION VALUES

The following table sets forth information with respect to the Named Executive Officers concerning option exercises for the fiscal year ended December 31, 2001 and exercisable and unexercisable options held as of December 31, 2001. No stock appreciation rights were held by the Named Executive Officers at the end of the year.

Name	Shares Acquired on Exercise	Value Realized(1)	Number of Securities Underlying Unexercised Options at Fiscal Year-End		Value of Unexercised In-the-Money Options at Fiscal Year-End(4)	
			Exercisable(2)	Unexercisable(3)	Exercisable	Unexercisable
Craig W. Elliott....	—	—	297,916	372,084	$967,500	$585,200
Manuel R. Freitas ..	—	—	39,583	190,417	—	266,000
Brett D. Galloway ..	—	—	76,875	145,625	241,875	266,000
Neil A. Sundstrom	13,021	$ 73,569	39,115	150,625	95,744	266,000
David C. Yntema ..	35,000	202,941	154,375	145,625	541,800	266,000

(1) Represents the difference between the fair market value of the purchased shares at the time of exercise and the exercise price paid for the shares.

(2) Certain option grants were immediately exercisable when granted; however, the unvested shares were subject to repurchase. The options vest in the following manner: 25% of the shares vest upon completion of twelve (12) months of service measured from the date of grant and the remainder of the shares vest in thirty-six (36) equal monthly installments upon completion of each additional month of service thereafter. As of December 31, 2001, the number of vested shares underlying exercisable options was as follows: (i) Mr. Elliott — 224,999 shares; (ii) Mr. Freitas — 39,583 shares; (iii) Mr. Galloway — 58,645 shares; (iv) Mr. Sundstrom — 20,885 shares; and (v) Mr. Yntema — 79,895 shares.

(3) Options vest and become exercisable in the following manner: 25% of the shares vest and are exercisable upon completion of twelve (12) months of service measured from the date of grant and the remainder of the shares vest in thirty-six (36) equal monthly installments upon completion of each additional month of service thereafter.

(4) Based on a value of $7.37 per share, the closing selling price of the Common Stock on the NASDAQ National Market on December 31, 2001 less the exercise price payable for those shares.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of the Common Stock as of March 18, 2002 of (i) each person known to Packeteer to beneficially own more than 5% of the Common Stock, (ii) each director or director nominee of Packeteer, (iii) each of the Named Executive Officers, and (iv) all directors and executive officers of Packeteer as a group.

	Common Stock	
	Number of Shares Beneficially Held	Percent of Class(1)
T. Rowe Price Associates, Inc.(2) 100 E. Pratt Street Baltimore, MD 21202	3,379,300	11.25%
Berkeley International Capital Limited(3) 6 Minden Place St. Helier Channel Islands, JE 24WQ	2,446,302	8.14
J P Morgan Chase & Co.(4) 270 Park Avenue, 39th Floor New York, NY 10017	1,875,035	6.24
Brett D. Galloway(5)	1,729,050	5.74
Craig W. Elliott(6)	912,500	3.00
Steven J. Campbell(7)	611,896	2.04
Joseph A. Graziano(8)	511,000	1.70
David C. Yntema(9)	169,250	*
Neil A. Sundstrom(10)	83,788	*
Manuel R. Freitas(11)	57,772	*
Dr. Hamid Ahmadi(12)	25,000	*
L. William Krause(13)	25,000	*
Peter Van Camp(14)	25,000	*
All directors and officers as a group (12 persons)(15)	4,344,676	14.00%

* Less than 1%.

(1) As of March 18, 2002, we had outstanding 30,043,959 shares of Common Stock. The persons named in this table have sole voting power with respect to all shares of Common Stock. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Common Stock, which that person could purchase by exercising outstanding options and options which will become exercisable within 60 days of March 18, 2002, are deemed outstanding. Such shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Except as otherwise indicated, the address of each person listed on the table is c/o Packeteer, Inc., 10495 N. De Anza Boulevard, Cupertino, California 95014.

(2) Based on a Schedule 13G filed with the Securities and Exchange Commission on February 13, 2002.

(3) Based on a Schedule 13G filed with the Securities and Exchange Commission on January 9, 2002.

(4) Based on a Schedule 13G filed with the Securities and Exchange Commission on February 14, 2002.

(5) Includes 88,750 shares of Common Stock issuable upon exercise of exercisable options, 13,021 of which are subject to cancellation or repurchase by the Company if the employee's employment with the Company terminates prior to vesting. Includes 120,000 shares held by the Galloway Family 2000 Charitable Remainder Unitrust, of which Mr. Galloway is a co-trustee and 1,520,300 shares held by the Brett and Michelle Galloway Revocable Living Trust, of which Mr. Galloway and his wife are co-trustees.

(6) Includes 337,500 shares of Common Stock issuable upon exercise of exercisable options, 52,084 of which are subject to cancellation or repurchase by the Company if the employee's employment with the Company terminates prior to vesting. Includes 82,000 shares held by the Elliott Children's Trust for the benefit of Mr. Elliott's minor children of which Wells Fargo is Trustee.

(7) Includes 600,896 shares held by the Steven J Campbell Rev Trust DTD 5/22/2000 of which Mr. Campbell is trustee and 11,000 shares of Common Stock issuable upon exercise of immediately exercisable options held by Mr. Campbell.

(8) Includes 11,000 shares of Common Stock issuable upon exercise of immediately exercisable options held by Mr. Graziano.

(9) Includes 3,000 shares held by the David C. Yntema Trust of which Mr. Yntema is Trustee and 166,250 shares of Common Stock issuable upon exercise of exercisable options, 45,834 of which are subject to cancellation or repurchase by the Company if the employee's employment with the Company terminates prior to vesting.

(10) Includes 52,552 shares of Common Stock issuable upon exercise of exercisable options, 13,021 of which are subject to cancellation or repurchase by the Company if the employee's employment with the Company terminates prior to vesting. Includes 1,000 shares held by Neil Sundstrom, as Custodian under the California Uniform Transfers to Minors Act, for the benefit of Eric John Sundstrom and Lee Roland Sundstrom until age 18.

(11) Includes 57,291 shares of Common Stock issuable upon exercise of exercisable options.

(12) Includes 25,000 shares of Common Stock issuable upon exercise of immediately exercisable options, of which 20,000 shares are subject to cancellation or repurchase by the Company if the service on the Board terminates prior to vesting.

(13) Includes 25,000 shares of Common Stock issuable upon exercise of immediately exercisable options, of which 20,000 shares are subject to cancellation or repurchase by the Company if the director's service on the Board terminates prior to vesting.

(14) Includes 25,000 shares of Common Stock issuable upon exercise of immediately exercisable options, of which 20,000 shares are subject to cancellation or repurchase by the Company if the director's service on the Board terminates prior to vesting.

(15) Includes 990,593 shares of Common Stock issuable upon exercise of exercisable options, 222,125 of which are subject to cancellation or repurchase by the Company if the holder's service to the Company terminates prior to vesting.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

It is the duty of the compensation committee to review and determine the salaries and bonuses of executive officers of the Company, including the Chief Executive Officer, and to establish the general compensation policies for such individuals. The compensation committee also has the sole and exclusive authority to make discretionary option grants to the Company's executive officers under the Company's 1999 Plan.

The compensation committee believes that the compensation programs for the Company's executive officers should reflect the Company's performance and the value created for the Company's stockholders. In addition, the compensation programs should support the short-term and long-term strategic goals and values of the Company and should reward individual contribution to the Company's success. The Company is engaged in a very competitive industry, and the Company's success depends upon its ability to attract and retain qualified executives through the competitive compensation packages it offers to such individuals.

General Compensation Policy. The compensation committee's policy is to provide the Company's executive officers with compensation opportunities which are based upon their personal performance, the financial performance of the Company and their contribution to that performance and which are competitive enough to attract and retain highly skilled individuals. Each executive officer's compensation package is comprised of three elements: (i) base salary that is competitive with the market and reflects individual performance, (ii) annual variable performance awards payable in cash and tied to the Company's achievement of annual financial performance goals and (iii) long-term stock-based incentive awards designed to strengthen the mutuality of interests between the executive officers and the Company's stockholders. As an officer's level of responsibility increases, a greater proportion of his or her total compensation will be dependent upon the Company's financial performance and stock price appreciation rather than base salary.

The Company retains the services of an independent compensation consulting firm to advise the compensation committee as to how the Company's executive compensation levels compare to those of companies within and outside of the industry.

Factors. The principal factors that were taken into account in establishing each executive officer's compensation package for the 2001 fiscal year are described below. However, the compensation committee may in its discretion apply entirely different factors, such as different measures of financial performance, for future fiscal years.

Base Salary. In setting base salaries, the compensation committee reviewed published compensation survey data for its industry. The compensation committee also reviewed detailed compensation data incorporated into the proxy statements of fourteen companies it had identified as comparable by industry that was compiled and analyzed by the consulting firm. The base salary for each officer reflects the salary levels for comparable positions in the published surveys and the comparative group of companies, as well as the individual's personal performance and internal alignment considerations. The relative weight given to each factor varies with each individual in the sole discretion of the compensation committee. Each executive officer's base salary is adjusted each year on the basis of (i) the compensation committee's evaluation of the officer's personal performance for the year and (ii) the competitive marketplace for persons in comparable positions. The Company's performance and profitability may also be a factor in determining the base salaries of executive officers.

Annual Incentives. The annual incentive bonus for the Chief Executive Officer is based on a percentage of his base pay which is adjusted to reflect the actual financial performance of the Company as measured in terms of revenue with additional consideration given to attainment of individual goals. The other executive officers of the Company are also awarded annual incentive bonuses equal to a percentage of base salary on the basis of the Company's performance to plan as measured in terms of revenue with additional consideration given to attainment of individual goals. If earned, bonuses are paid semi-annually. Commissions paid to Mr. Sundstrom are not part of this annual incentive bonus program. Based on the Company's performance for fiscal year 2001, bonuses were not awarded to the executive officers for 2001.

Long Term Incentives. Generally, stock option grants are made annually by the compensation committee to each of the Company's executive officers. Each grant is designed to align the interests of the executive officer with those of the stockholders and provide each individual with a significant incentive to manage the Company from the perspective of an owner with an equity stake in the business. Each grant allows the officer to acquire shares of the Common Stock at a fixed price per share (the fair market value on the grant date) over a specified period of time (up to ten years). Each option generally becomes exercisable in a series of installments over a 4-year period, contingent upon the officer's continued employment with the Company. Accordingly, the option will provide a return to the executive officer only if he or she remains employed by the Company during the vesting period, and then only if the market price of the shares appreciates over the option term. The size of the option grant to each executive officer, including the Chief Executive Officer, is set by the compensation committee at a level that is intended to create a meaningful opportunity for stock ownership based upon the individual's current position with the Company, the individual's personal performance in recent periods and his or her potential for future responsibility and promotion over the option term. The compensation committee also takes into account the number of unvested options held by the executive officer in order to maintain an appropriate level of equity incentive for that individual. The relevant weight given to each of these factors varies from individual to individual. The compensation committee has established certain guidelines with respect to the option grants made to the executive officers, but has the flexibility to make adjustments to those guidelines at its discretion.

CEO Compensation. In setting the total compensation payable to the Company's Chief Executive Officer for the 2001 fiscal year, the compensation committee sought to make that compensation competitive with the compensation paid to the chief executive officers of the companies in the surveyed group, while at the same time assuring that a significant percentage of compensation was tied to Company performance and stock price appreciation. The compensation committee adjusted Mr. Elliott's base salary for the 2001 fiscal year in recognition of his personal performance and with the objective of maintaining his base salary at a competitive level when compared with the base salary levels in effect for similarly situated chief executive officers. With respect to Mr. Elliott's base salary, it is the compensation committee's intent to provide him with a level of stability and certainty each year and not have this particular component of compensation affected to any significant degree by Company performance factors. For the 2001 fiscal year, Mr. Elliott's base salary was approximately at the median of the base salary levels of other chief executive officers at the surveyed companies. Mr. Elliott's annual incentive bonus, however, was primarily dependent upon corporate performance. Mr. Elliott was not eligible for a cash bonus for the 2001 fiscal year. The compensation committee awarded stock options to Mr. Elliott in fiscal 2001 in order to provide him with an equity incentive to continue contributing to the financial success of the Company. The options will have value for Mr. Elliott only if the market price of the underlying option shares appreciates over the market price in effect on the date the grant was made.

Compliance with Internal Revenue Code Section 162(m). Section 162(m) of the Internal Revenue Code disallows a tax deduction to publicly held companies for compensation paid to certain of their executive officers to the extent that compensation exceeds $1 million per covered officer in any fiscal year. The limitation applies only to compensation which is not considered to be performance-based. Non-performance based compensation paid to the Company's executive officers for the 2001 fiscal year did not exceed the $1 million limit per officer, and the compensation committee does not anticipate that the non-performance based compensation to be paid to the Company's executive officers for fiscal 2002 will exceed that limit. The 1999 Plan has been structured so that any compensation deemed paid in connection with the exercise of option grants made under that plan with an exercise price equal to the fair market value of the option shares on the grant date will qualify as performance-based compensation which will not be subject to the $1 million limitation. Because it is unlikely that the cash compensation payable to any of the Company's executive officers in the foreseeable future will approach the $1 million limit, the compensation committee has decided at this time not to take any action to limit or restructure the elements of cash compensation payable to the Company's executive officers. The compensation committee will reconsider this decision should the individual cash compensation of any executive officer ever approach the $1 million level.

It is the opinion of the compensation committee that the executive compensation policies and plans provide the necessary total remuneration program to properly align the Company's performance and the interests of the Company's stockholders through the use of competitive and equitable executive compensation in a balanced and reasonable manner, for both the short and long-term.

SUBMITTED BY THE COMPENSATION
COMMITTEE OF THE BOARD OF DIRECTORS

Joseph Graziano
L. William Krause
Peter Van Camp

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

As of May 23, 2001, the compensation committee of the Board consisted of Messrs. Graziano, Krause and Van Camp. From January 1, 2001 through March 23, 2001, the compensation committee consisted of Messrs. Campbell, Graziano and Morris. On March 23, 2001, Mr. Morris resigned from the Board and the compensation committee. On April 18, 2001, Messrs. Graziano and Krause were appointed to the compensation committee, and, on May 23, 2001, Mr. Van Camp was appointed as well. None of the current or former members of the compensation committee are or have ever been employees or officers of the Company, except that Mr. Campbell served as the Company's Chief Executive Officer from January 1996 through April 1996.

No current executive officer of the Company has ever served as a member of the board or compensation committee of any other entity that has or has had one or more executive officers serving as a member of the Board or compensation committee.

STOCK PRICE PERFORMANCE

The graph depicted below shows a comparison of cumulative total stockholder returns for the Company, the NASDAQ National Index and the Standard and Poors 500 Index. The past performance of our Common Stock is no indication of future performance.



450
400
350
300
250
200
150
100
50
0
DOLLARS
Packeteer, Inc.
NASDAQ National Index
S&P 500 Index
7/28/1999
12/31/1999
12/31/2000
12/31/2001

	7/28/1999	12/31/1999	12/31/2000	12/31/2001
Packeteer, Inc.	$100	250	44	26
NASDAQ National Index	$100	151	91	72
S&P 500 Index	$100	108	97	84

(1) The graph covers the period from July 28, 1999, the commencement date of the Company's initial public offering of shares of its Common Stock, to December 31, 2001.

(2) The graph assumes that $100 was invested in the Company on July 28, 1999, in the Common Stock and in each index, and that all dividends were reinvested. No cash dividends have been declared on the Common Stock.

EMPLOYMENT ARRANGEMENTS

Employment Agreements and Change in Control Arrangements

We do not presently have any employment contracts in effect with the Chief Executive Officer. We provide incentives such as salary, benefits and option grants to attract and retain qualified employees.

In the event of a change of control, Mr. Yntema, our Chief Financial Officer, and Mr. Krautkremer, our Vice President, Marketing, will each receive his respective base salary and bonus for one year.

In the event a change in control of the Company should occur, each outstanding option under the Discretionary Option Grant Program will automatically vest in full, unless assumed or otherwise continued in effect by the successor corporation or replaced with a cash incentive program which preserves the spread existing on the unvested option shares (the excess of the fair market value of those shares over the option exercise price payable for such shares) and provides for subsequent payout in accordance with the same vesting schedule in effect for those option shares. In addition, all unvested shares outstanding under the Discretionary Option Grant and Stock Issuance Programs will immediately vest, except to the extent the Company's repurchase rights with respect to those shares are to be assigned to the successor corporation or otherwise continued in effect. The compensation committee, as plan administrator, has complete discretion to grant one or more options under the Discretionary Option Grant Program which will become exercisable for all the option shares in the event the optionee's service with the Company or the successor entity is terminated (actually or constructively) within a designated period following a change in control transaction in which those options are assumed or otherwise continued in effect.

The plan administrator will have the discretion to structure one or more option grants under the Discretionary Option Grant Program so that those options will immediately vest upon a change in control, whether or not the options are to be assumed or otherwise continued in effect. The shares subject to each option under the Salary Investment Option Grant will immediately vest upon any change in control transaction.

A change in control will be deemed to occur upon (i) an acquisition of the Company by merger or asset sale, (ii) the successful completion of a tender offer for more than 50% of the Company's outstanding voting stock or (iii) a change in the majority of the Board effected through one or more contested elections for Board membership.

All options granted under the Packeteer, Inc. 1996 Equity Incentive Plan (the "1996 Plan") provided that in connection with certain mergers or other changes in control of the Company the shares subject to the option will vest as if the holder had held the option for twice the amount of time as he or she actually has held the option, but any options will terminate unless assumed by the successor entity. However, the compensation committee will have the discretion to extend the acceleration provisions of the 1999 Plan to options outstanding under the 1996 Plan.

PROPOSAL 2:

APPROVAL OF AMENDMENT TO THE 1999 PLAN

The Company stockholders are being asked to approve a series of amendments to the 1999 Plan which will effect the following changes to the Automatic Option Grant Program in effect for the non-employee Board members under the 1999 Plan: (i) increase the number of shares of Common Stock for which each new non-employee Board member is to be granted a stock option at the time of his or her initial election or appointment to the Board from 20,000 shares to 30,000 shares, (ii) increase the number of shares of Common Stock for which each continuing non-employee Board member is to be granted stock options at each annual meeting of the stockholders from 5,000 shares to 15,000 shares, beginning with the 2002 Annual Meeting and (iii) provide that all automatic annual option grants to be made to the continuing non-employee Board members at the 2002 Annual Meeting and thereafter shall be subject to a two-year vesting period whereby such annual option grants would vest, and the Corporation's repurchase right would lapse, in a series of two successive equal annual installments upon the optionee's completion of each year of service as a Board member over the two-year period measured from the option grant date. The amendments were authorized by the Board on February 8, 2002, subject to stockholder approval at the 2002 Annual Meeting.

The changes to the Automatic Option Grant Program will allow the Company to offer a more meaningful equity incentive package in order to attract and retain highly qualified individuals to serve as non-employee Board members.

The following is a summary of the principal features of the 1999 Plan, as most recently amended. Any stockholder who wishes to obtain a copy of the actual plan document may do so upon written request to the Company at 10495 North De Anza Boulevard, Cupertino, California 95014. The 1999 Plan serves as the successor to the 1996 Plan which terminated in connection with the initial public offering of Common Stock. All outstanding options under the 1996 Plan at the time of such termination were transferred to the 1999 Plan.

Equity Incentive Programs

The 1999 Plan consists of five separate equity incentive programs: (i) the Discretionary Option Grant Program, (ii) the Stock Issuance Program, (iii) the Salary Investment Option Grant Program, (iv) the

Automatic Option Grant Program for non-employee Board members and (v) the Director Fee Option Grant Program. The principal features of each program are described below. The compensation committee of the Board has the exclusive authority to administer the Discretionary Option Grant and Stock Issuance Programs with respect to the option grants and stock issuances made to the Company executive officers and non-employee Board members and also has the authority to make option grants and stock issuances under those programs to all other eligible individuals. However, the Board may at any time appoint a secondary committee of one or more Board members to have separate but concurrent authority with the compensation committee to make option grants and stock issuances under those two programs to individuals other than executive officers and non-employee Board members. The compensation committee also has complete discretion to select the individuals who are to participate in the Salary Investment Option Grant Program, but all grants made to the selected individuals will be governed by the express terms of that program.

However, neither the compensation committee nor any secondary committee will exercise any administrative discretion under the Automatic Option Grant or Director Fee Option Grant Programs. All grants under those programs will be made in strict compliance with the express provisions of such programs. The term plan administrator, as used in this summary, will mean the compensation committee and any secondary committee, to the extent each such entity is acting within the scope of its administrative authority under the 1999 Plan.

Share Reserve

At present, 8,156,779 shares of Common Stock are reserved for issuance over the term of the 1999 Plan. Such share reserve consists of (i) the 3,845,917 shares of Common Stock initially reserved for issuance under the 1999 Plan (including the shares of Common Stock subject to the outstanding options under the predecessor 1996 Plan which have been transferred to the 1999 Plan) plus (ii) the additional 1,340,000, 1,473,311 and 1,497,551 shares added to the reserve pursuant to the automatic share increase provisions of the 1999 Plan on January 3, 2000, January 2, 2001 and January 2, 2002, respectively.

The share reserve under the 1999 Plan will automatically increase on the first trading day of each subsequent calendar year by the number of shares of Common Stock equal to 5% of the total number of shares of Common Stock outstanding on the last trading day of the immediately preceding calendar year, but in no event will any such annual increase exceed 3,000,000 shares, subject to adjustment for subsequent stock splits, stock dividends and similar transactions.

No participant in the 1999 Plan may receive option grants, separately exercisable stock appreciation rights or direct stock issuances for more than 750,000 shares of Common Stock in total per calendar year, subject to adjustment for subsequent stock splits, stock dividends and similar transactions. Stockholder approval of this Proposal will also constitute re-approval of that 750,000-share limitation for purposes of Internal Revenue Code Section 162(m).

The shares of Common Stock issuable under the 1999 Plan may be drawn from shares of the Company authorized but unissued Common Stock or from shares of Common Stock which the Company acquires, including shares purchased on the open market.

Shares subject to any outstanding options under the 1999 Plan (including options transferred from the 1996 Plan) which expire or otherwise terminate prior to exercise in full will be available for subsequent issuance. Unvested shares issued under the 1999 Plan which the Company subsequently purchases, at the option exercise or direct issue price paid per share, pursuant to the Company's purchase rights under the 1999 Plan will be added back to the number of shares reserved for issuance under the 1999 Plan and will accordingly be available for subsequent issuance. However, any shares subject to stock appreciation rights exercised under the 1999 Plan will not be available for reissuance.

Eligibility

Officers and employees, non-employee Board members and independent consultants in the Company's service or in the service of its parent and subsidiaries (whether now existing or subsequently established) will be eligible to participate in the Discretionary Option Grant and Stock Issuance Programs. The Company's executive officers and other highly paid employees are also eligible to participate in the Salary Investment Option Grant Program. Participation in the Automatic Option Grant and Director Fee Option Grant Programs is limited to the non-employee members of the Board.

As of March 18, 2002, approximately 200 employees, including seven executive officers, and five non-employee Board members, were eligible to participate in the Discretionary Option Grant and Stock Issuance Programs. The seven executive officers were also eligible to participate in the Salary Investment Option Grant Program, and the five non-employee Board members were also eligible to participate in the Automatic Option Grant and Director Fee Option Grant Programs.

Valuation

The fair market value per share of Common Stock on any relevant date under the 1999 Plan is deemed to be equal to the closing selling price per share on that date on the NASDAQ National Market. On April 5, 2002, the fair market value per share of Common Stock determined on such basis was $6.04.

Discretionary Option Grant Program

The plan administrator will have complete discretion under the Discretionary Option Grant Program to determine which eligible individuals are to receive option grants, the time or times when those grants are to be made, the number of shares subject to each such grant, the status of any granted option as either an incentive stock option or a non-statutory option under the federal tax laws, the vesting schedule (if any) to be in effect for the option grant and the maximum term for which any granted option is to remain outstanding.

Each granted option will have an exercise price per share determined by the plan administrator, but the exercise price will not be less than one hundred percent of the fair market value of a share of Common Stock on the grant date. No granted option will have a term in excess of ten years. The shares subject to each option will generally vest in one or more installments over a specified period of service measured from the grant date. However, one or more options may be structured so that they will be immediately exercisable for any or all of the option shares. The shares acquired under such immediately exercisable options will be subject to repurchase by the Company, at the exercise price paid per share, if the optionee ceases service prior to vesting in those shares.

Upon cessation of service, the optionee will have a limited period of time in which to exercise his or her outstanding options to the extent exercisable for vested shares. The plan administrator will have complete discretion to extend the period following the optionee's cessation of service during which his or her outstanding options may be exercised and/or to accelerate the exercisability or vesting of such options in whole or in part. Such discretion may be exercised at any time while the options remain outstanding, whether before or after the optionee's actual cessation of service.

The plan administrator is authorized to issue tandem stock appreciation rights under the Discretionary Option Grant Program which will provide the holders with the right to surrender their options to the Company for an appreciation distribution. The amount of the distribution payable by the Company will be equal to the excess of (a) the fair market value of the vested shares of Common Stock subject to the surrendered option over (b) the aggregate exercise price payable for those shares. Such appreciation distribution may, at the discretion of the plan administrator, be made in cash or in shares of Common Stock.

The plan administrator will also have the authority to effect the cancellation of outstanding options under the Discretionary Option Grant Program (including options transferred from the 1996 Plan) in return for the grant of new options for the same or a different number of option shares with an exercise price per share based upon the fair market value of the Common Stock on the new grant date.

Salary Investment Option Grant Program

The compensation committee has complete discretion in implementing the Salary Investment Option Grant Program for one or more calendar years and in selecting the executive officers and other eligible individuals who are to participate in the program for those years. As a condition to such participation, each selected individual must, prior to the start of the calendar year of participation, file with the compensation committee an irrevocable authorization directing the Company to reduce his or her base salary for the upcoming calendar year by a specified dollar amount not less than $10,000 nor more than $50,000 and to apply that amount to the acquisition of a special option grant under the program. Each selected individual who files such a timely election will automatically be granted a non-statutory option on the first trading day in January of the calendar year for which that salary reduction is to be in effect.

The number of shares subject to each such option will be determined by dividing the salary reduction amount by two-thirds of the fair market value per share of Common Stock on the grant date, and the exercise price will be equal to one-third of the fair market value of the option shares on the grant date. As a result, the total spread on the option shares at the time of grant (which is the fair market value of the option shares on the grant date less the aggregate exercise price payable for those shares) will be equal to the amount by which the optionee's salary is to be reduced for the calendar year. In effect, the salary reduction serves as an immediate prepayment, as of the time of the option grant, of two thirds of the then current market price of the shares of Common Stock subject to the option.

The option will become exercisable in a series of twelve equal monthly installments upon the optionee's completion of each month of service in the calendar year for which such salary reduction is in effect and will become immediately exercisable for all the option shares on an accelerated basis should the Company experience certain changes in ownership or control. Each option will remain exercisable for any vested shares until the earlier of (i) the expiration of the ten-year option term or (ii) the end of the three-year period measured from the date of the optionee's cessation of service.

Stock Issuance Program

Shares may be issued under the Stock Issuance Program at a price per share not less than their fair market value, payable in cash or through a full-recourse promissory note. Shares may also be issued as a bonus for past services without any cash outlay required of the recipient. Shares of Common Stock may also be issued under the program pursuant to share right awards which entitle the recipients to receive those shares upon the attainment of designated performance goals. The plan administrator has complete discretion under the program to determine which eligible individuals are to receive such stock issuances or share right awards, the time or times when those issuances or awards are to be made, the number of shares subject to each such issuance or award and the vesting schedule to be in effect for the stock issuance or share rights award.

The shares issued may be fully and immediately vested upon issuance or may vest upon the completion of a designated service period or the attainment of pre-established performance goals. However, the plan administrator has the discretionary authority at any time to accelerate the vesting of any and all unvested shares outstanding under the Stock Issuance Program.

Outstanding share right awards under the program will automatically terminate, and no shares of Common Stock will actually be issued in satisfaction of those awards, if the performance goals established for such awards are not attained. The plan administrator, however, has the discretionary authority to issue shares of Common Stock in satisfaction of one or more outstanding share right awards as to which the designated performance goals are not attained.

Automatic Option Grant Program

Under the Automatic Option Grant Program, eligible non-employee members of the Board receive a series of option grants over their period of Board service. Subject to stockholder approval of the proposed amendments to the 1999 Plan, beginning with the 2002 Annual Meeting, each new non-employee Board member will, at the time of his or her initial election or appointment to the Board, receive an option grant for 30,000 shares of Common Stock, provided such individual has not previously been in the Company's employ, and on the date of each annual meeting of the stockholders, beginning with the 2002 Annual Meeting, each individual who is to continue to serve as a non-employee Board member will automatically be granted an option to purchase 15,000 shares of Common Stock. The shares subject to each initial automatic option grant will vest in a series of 6 successive equal semi-annual installments upon the optionee's completion of each

6-month period of Board service over the 36-month period measured from the grant date. The shares subject to each annual option grant will vest in two equal annual installments upon such person's completion of each year of service over the two-year period measured from the option grant date. Each automatic initial and annual option grant will have an exercise price per share equal to the fair market value per share of Common Stock on the grant date and will have a maximum term of 10 years, subject to earlier termination following the optionee's cessation of Board service. Each automatic initial and annual option grant will be immediately exercisable for all of the option shares. However, any unvested shares purchased under these options will be subject to repurchase by the Company, at the exercise price paid per share, should the optionee cease Board service prior to vesting in those shares. If stockholder approval of such amendments is not obtained, each new non-employee Board member will, at the time of his or her initial election or appointment to the Board, receive an option grant for 20,000 shares of Common Stock, provided such individual has not previously been in the Company's employ, and on the date of each Annual Meeting of the stockholders each individual who is to continue to serve as a non-employee Board member will automatically be granted a fully-vested option to purchase 5,000 shares of Common Stock.

There will be no limit on the number of such 15,000-share annual option grants any one eligible non-employee Board member may receive over his or her period of continued Board service, and non-employee Board members who have previously been in the Company's employ will be eligible to receive one or more such annual option grants over their period of Board service.

Stockholder approval of this Proposal will also constitute pre-approval of each option granted under the Automatic Option Grant Program on the basis of the amendments to such program which are the subject of this Proposal and the subsequent exercise of those options in accordance with the terms of the program summarized below.

The shares subject to each option granted under the Automatic Option Grant Program will immediately vest in full upon certain changes in control or ownership or upon the optionee's death or disability while a Board member. Following the optionee's cessation of Board service for any reason, each Automatic Option Grant will remain exercisable for a 12-month period and may be exercised during that time for any or all shares in which the optionee is vested at the time of such cessation of Board service.

Director Fee Option Grant Program

The plan administrator has complete discretion in implementing the Director Fee Option Grant Program for one or more calendar years. If the program is implemented, each non-employee Board member may elect, prior to the start of each calendar year, to apply all or any portion of any annual retainer fee otherwise payable in cash for his or her period of service on the Board for that year to the acquisition of a below-market option grant. The option grant will be a non-statutory option and will automatically be made on the first trading day in January in the calendar year for which such an election is in effect. The option will have a maximum term of 10 years measured from the grant date and an exercise price per share equal to one-third of the fair market value of the option shares on such date. The number of shares subject to each option will be determined by dividing the amount of the retainer fee applied to the acquisition of that option by two-thirds of the fair market value per share of Common Stock on the grant date. As a result, the total spread on the option (the fair market value of the option shares on the grant date less the aggregate exercise price payable for those shares) will be equal to the portion of the retainer fee applied to the acquisition of the option.

The option will become exercisable in a series of twelve successive equal monthly installments upon the optionee's completion of each month of Board service in the calendar year for which the director fee election is in effect, subject to full and immediate acceleration upon certain changes in control or ownership or upon the optionee's death or disability while a Board member. Each option granted under the program will remain exercisable for vested shares until the earlier of (i) the expiration of the ten-year option term or (ii) the expiration of the three-year period measured from the date of the optionee's cessation of Board service.

Limited Stock Appreciation Rights

Limited stock appreciation rights may be granted under the Discretionary Option Grant Program to one or more of the Company officers or non-employee Board members as part of their option grants, and each option granted under the Salary Investment Option Grant, Automatic Option Grant and Director Fee Option Grant Programs will automatically include such a limited stock appreciation right. Upon the successful completion of a hostile tender offer for more than 50% of the Company's outstanding voting securities or a change in a majority of the Board as a result of one or more contested elections for Board membership, each outstanding option with a limited stock appreciation right may be surrendered to the Company in return for a cash distribution. The amount of the distribution per surrendered option share will be equal to the excess of (i) the fair market value per share at the time the option is surrendered or, if greater, the tender offer price paid per share in the hostile take-over over (ii) the exercise price payable per share under the surrendered option.

Predecessor Plan

All outstanding options under the predecessor 1996 Plan which were transferred to the 1999 Plan will continue to be governed by the terms of the agreements evidencing those options, and no provision of the 1999 Plan will affect or otherwise modify the rights or obligations of the holders of the transferred options with respect to their acquisition of Common Stock. However, the plan administrator has complete discretion to extend one or more provisions of the 1999 Plan to the transferred options, to the extent those options do not otherwise contain such provisions.

OPTION TRANSACTIONS

The table below shows, as to the Named Executive Officers and the other individuals and groups indicated, the number of shares of Common Stock subject to option grants made under the 1999 Plan from January 1, 2001 through March 18, 2002, together with the weighted average exercise price payable per share. No direct stock issuances were made under the 1999 Plan during this time.

Name and Position	Number of Shares Underlying Options Granted(#)	Weighted Average Exercise Price Per Share($)
Craig W. Elliott President and Chief Executive Officer and Nominee for Election as Director	320,000(1)	$ 8.512
Manuel R. Freitas Vice President, Vice President, Operations and Customer Support	130,000(1)	7.517
Brett D. Galloway Vice President, Corporate Development	130,000(1)	7.517
Neil A. Sundstrom Vice President, Worldwide Sales	135,000(1)	7.864
David C. Yntema Chief Financial Officer	130,000(1)	7.517
Steven J. Campbell Nominee for Election as Director	5,000	7.36
Joseph A. Graziano Nominee for Election as Director	5,000	7.36
All current executive officers as a group (7 persons)	1,150,000(1)	7.452
All current non-employee directors as a group (5 persons)	73,000	6.63
All employees, including current officers who are not executive officers, as a group (237 persons)(2)	1,019,049	12.44

(1) Includes options granted as part of annual employee grants made in January 2001 and October 2001 under the Stock Issuance Program of the 1999 Plan. No annual employee grants were made in January 2002.

(2) Includes employees who during the period left the Company's employment and whose unvested and unexercised options were cancelled.

As of March 18, 2002, 3,259,519 shares of Common Stock were subject to outstanding options under the 1996 Plan and 1999 Plan, 6,395,587 shares had been issued under the 1996 Plan and 1999 Plan of which 5,862 shares are subject to the Company's repurchase, and 3,986,307 shares remained available for future issuance.

New Plan Benefits

No options have been granted to date under the 1999 Plan on the basis of the amendments to the Automatic Option Grant Program which are the subject of this Proposal. However, if the Proposal is approved by the stockholders, then each of the following non-employee Board members will be granted an option to purchase 15,000 shares of Common Stock at the 2002 Annual Meeting and at each subsequent Annual Meeting with an exercise price per share equal to the closing selling price per share of Common Stock on that date: Dr. Hamid Ahmadi, Steven J. Campbell, Joseph A. Graziano, L. William Krause, and Peter Van Camp. Such options will vest in two equal annual installments upon such person's completion of each year of service over the two year period measured from the option grant date. If this Proposal is not so approved, each such non-employee Board member will receive a fully-vested option to purchase 5,000 shares of Common Stock at such Annual Meeting with an exercise price per share equal to the closing selling price per share of Common Stock as of such date.

Pursuant to the Company's offer to exchange options to purchase Common Stock having an exercise price per share of $5.00 or more, options to purchase an aggregate of 1,499,575 shares of Common Stock were cancelled on November 30, 2001. Subject to the conditions described in the offer exchange, dated October 18, 2001, the Company will grant new options on June 3, 2002. The executive officers were not eligible to participate in the offer.

General Provisions

Acceleration

In the event there should occur a change in control of the Company, each outstanding option under the Discretionary Option Grant Program will automatically vest in full, unless assumed or otherwise continued in effect by the successor corporation or replaced with a cash incentive program which preserves the spread existing on the unvested option shares (the excess of the fair market value of those shares over the option exercise price payable for such shares) and provides for subsequent payout of that spread in accordance with the same vesting schedule in effect for those option shares. In addition, all unvested shares outstanding under the Discretionary Option Grant and Stock Issuance Programs will immediately vest, except to the extent the Company's repurchase rights with respect to those shares are to be assigned to the successor corporation or otherwise continued in effect. The plan administrator has complete discretion to grant one or more options under the Discretionary Option Grant Program which will become exercisable for all the option shares in the event the optionee's service with the Company or the successor entity is terminated (actually or constructively) within a designated period following a change in control transaction in which those options are assumed or otherwise continued in effect. The vesting of outstanding shares under the Stock Issuance Program may also be structured to accelerate upon similar terms and conditions.

The plan administrator will have the discretion to structure one or more option grants under the Discretionary Option Grant Program so that those options will immediately vest upon a change in control, whether or not the options are to be assumed or otherwise continued in effect. The plan administrator may also structure stock issuances under the Stock Issuance Program so that those issuances will immediately vest upon a change in control. The shares subject to each option under the Salary Investment Option Grant,

Automatic Option Grant and Director Fee Option Grant Programs will immediately vest upon any change in control transaction.

A change in control will be deemed to occur upon (i) an acquisition of the Company by merger or asset sale, (ii) the successful completion of a tender offer for more than 50% of the Company's outstanding voting stock or (iii) a change in the majority of the Board effected through one or more contested elections for Board membership.

The acceleration of vesting in the event of a change in the ownership or control of the Company may be seen as an anti-takeover provision and may have the effect of discouraging a merger proposal, a takeover attempt or other efforts to gain control of the Company.

Stockholder Rights and Option Transferability

No optionee will have any stockholder rights with respect to the option shares until such optionee has exercised the option and paid the exercise price for the purchased shares. Options are not assignable or transferable other than by will or the laws of inheritance following optionee's death, and during the optionee's lifetime, the option may only be exercised by the optionee. However, non-statutory options may be transferred or assigned during optionee's lifetime to one or more members of the optionee's immediate family or to a trust established for one or more such family members.

Changes in Capitalization

In the event any change is made to the outstanding shares of Common Stock by reason of any recapitalization, stock dividend, stock split, combination of shares, exchange of shares or other change in corporate structure effected without the Company's receipt of consideration, appropriate adjustments will be made to (i) the maximum number and/or class of securities issuable under the 1999 Plan, (ii) the maximum number and/or class of securities for which any one person may be granted stock options, separately exercisable stock appreciation rights and direct stock issuances under the 1999 Plan per calendar year, (iii) the number and/or class of securities for which grants are subsequently to be made under the Automatic Option Grant Program to new and continuing non-employee Board members, (iv) the number and/or class of securities and the exercise price per share in effect under each outstanding option, (v) the number and/or class of securities and the exercise price per share in effect under each outstanding option transferred from the 1996 Plan to the 1999 Plan and (vi) the maximum number and/or class of securities by which the share reserve under the 1999 Plan is to increase automatically each year. Such adjustments will be designed to preclude any dilution or enlargement of benefits under the 1999 Plan or the outstanding options thereunder.

Financial Assistance

The plan administrator may institute a loan program to assist one or more participants in financing the exercise of outstanding options under the Discretionary Option Grant Program or the purchase of shares under the Stock Issuance Program through full-recourse interest-bearing promissory notes. However, the maximum amount of financing provided any participant may not exceed the cash consideration payable for the issued shares plus all applicable taxes incurred in connection with the acquisition of those shares.

Special Tax Election

The plan administrator may provide one or more holders of options or unvested share issuances under the 1999 Plan with the right to have the Company withhold a portion of the shares otherwise issuable to such individuals in satisfaction of the withholding taxes to which such individuals become subject in connection with the exercise of those options or the vesting of those shares. Alternatively, the plan administrator may allow such individuals to deliver previously acquired shares of Common Stock in payment of such withholding tax liability.

Amendment and Termination

The Board may amend or modify the 1999 Plan at any time, subject to any required shareholder approval pursuant to applicable laws and regulations. Unless sooner terminated by the Board, the 1999 Plan will terminate on the earliest of (i) May 18, 2009, (ii) the date on which all shares available for issuance under the 1999 Plan have been issued as fully-vested shares or (iii) the termination of all outstanding options in connection with certain changes in control or ownership of the Company.

Federal Income Tax Consequences

Option Grants

Options granted under the 1999 Plan may be either incentive stock options which satisfy the requirements of Section 422 of the Internal Revenue Code or non-statutory options which are not intended to meet such requirements. The Federal income tax treatment for the two types of options differs as follows:

Incentive Options. No taxable income is recognized by the optionee at the time of the option grant, and no taxable income is generally recognized at the time the option is exercised. The optionee will, however, recognize taxable income in the year in which the purchased shares are sold or otherwise made the subject of a taxable disposition. For Federal tax purposes, dispositions are considered to be either qualifying or disqualifying. A qualifying disposition occurs if the sale or other disposition is made more than two (2) years after the date the option for the shares involved in such sale or disposition is granted and more than one (1) year after the date the option is exercised for those shares. If the sale or disposition occurs before these two requirements are satisfied, then a disqualifying disposition will result.

Upon a qualifying disposition, the optionee will recognize long-term capital gain in an amount equal to the excess of (i) the amount realized upon the sale or other disposition of the purchased shares over (ii) the exercise price paid for the shares. If there is a disqualifying disposition of the shares, then the excess of (i) the fair market value of those shares on the exercise date over (ii) the exercise price paid for the shares will be taxable as ordinary income to the optionee. Any additional gain or loss recognized upon the disposition will be recognized as a capital gain or loss by the optionee.

If the optionee makes a disqualifying disposition of the purchased shares, then the Company will be entitled to an income tax deduction, for the taxable year in which such disposition occurs, equal to the excess of (i) the fair market value of such shares on the option exercise date over (ii) the exercise price paid for the shares. If the optionee makes a qualifying disposition, the Company will not be entitled to any income tax deduction.

Non-Statutory Options. No taxable income is recognized by an optionee upon the grant of a non-statutory option. The optionee will in general recognize ordinary income, in the year in which the option is exercised, equal to the excess of the fair market value of the purchased shares on the exercise date over the exercise price paid for the shares, and the optionee will be required to satisfy the tax withholding requirements applicable to such income.

If the shares acquired upon exercise of the non-statutory option are unvested and subject to repurchase by the Company in the event of the optionee's termination of service prior to vesting in those shares, then the optionee will not recognize any taxable income at the time of exercise but will have to report as ordinary income, as and when the Company's repurchase right lapses, an amount equal to the excess of (i) the fair market value of the shares on the date the repurchase right lapses over (ii) the exercise price paid for the shares. The optionee may, however, elect under Section 83(b) of the Internal Revenue Code to include as ordinary income in the year of exercise of the option an amount equal to the excess of (i) the fair market value of the purchased shares on the exercise date over (ii) the exercise price paid for such shares. If the Section 83(b) election is made, the optionee will not recognize any additional income as and when the repurchase right lapses.

The Company will be entitled to an income tax deduction equal to the amount of ordinary income recognized by the optionee with respect to the exercised non-statutory option. The deduction will in general be allowed for the taxable year of the Company in which such ordinary income is recognized by the optionee.

Stock Appreciation Rights

No taxable income is recognized upon receipt of a stock appreciation right. The holder will recognize ordinary income, in the year in which the stock appreciation right is exercised, in an amount equal to the excess of the fair market value of the underlying shares of Common Stock on the exercise date over the base price in effect for the exercised right, and the holder will be required to satisfy the tax withholding requirements applicable to such income.

The Company will be entitled to an income tax deduction equal to the amount of ordinary income recognized by the holder in connection with the exercise of the stock appreciation right. The deduction will be allowed for the taxable year in which such ordinary income is recognized.

Direct Stock Issuances

The tax principles applicable to direct stock issuances under the 1999 Plan will be substantially the same as those summarized above for the exercise of non-statutory option grants.

Deductibility of Executive Compensation

The Company anticipates that any compensation deemed paid by it in connection with the disqualifying disposition of incentive stock option shares or the exercise of non-statutory options with exercise prices equal to the fair market value of the option shares on the grant date will qualify as performance-based compensation for purposes of Section 162(m) of the Internal Revenue Code and will not have to be taken into account for purposes of the $1 million limitation per covered individual on the deductibility of the compensation paid to certain executive officers of the Company. Accordingly, all compensation deemed paid with respect to those options will remain deductible by the Company without limitation under Section 162(m).

Accounting Treatment

Option grants under the Discretionary Option Grant and Automatic Option Grant Programs with exercise prices equal to the fair market value of the option shares on the grant date will not result in any direct charge to the Company's reported earnings. However, the fair value of those options is required to be disclosed in the notes to the Company's financial statements, and the Company must also disclose, in footnotes to its financial statements, the pro-forma impact those options would have upon its reported earnings were the fair value of those options at the time of grant treated as a compensation expense. Option grants or stock issuances made under the 1999 Plan with exercise or issue prices less than the fair market value of the shares on the grant or issue date will result in a direct compensation expense to the Company in an amount equal to the excess of such fair market value over the exercise or issue price. The expense must be amortized against the Company's earnings over the period that the option shares or issued shares are to vest. Whether or not granted at a discount, the number of outstanding options may be a factor in determining the Company's earnings per share on a fully-diluted basis.

Option grants made to independent consultants (but not non-employee Board members) after December 15, 1998 will result in a direct charge to the Company's reported earnings based upon the fair value of the option measured initially as of the grant date of that option and then subsequently on the vesting date of each installment of the underlying option shares.

Any modification to outstanding options under the 1999 Plan and/or 1996 Plan fixed stock option awards granted to employees and non-employee Board members would be accounted for in accordance with the provisions of APB Opinion No. 25 "Accounting for Stock Issued to Employees" and guidance provided by the FASB issued Interpretation No. 44 "Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25".

Should one or more individuals be granted tandem stock appreciation rights under the 1999 Plan, then such rights would result in a compensation expense to be charged against the Company's reported earnings. Accordingly, at the end of each fiscal quarter, the amount (if any) by which the fair market value of the shares of Common Stock subject to such outstanding stock appreciation rights has increased from the prior quarter-end would be accrued as compensation expense, to the extent such fair market value is in excess of the aggregate exercise price in effect for those rights.

Vote Required

The affirmative vote of at least a majority of the shares of Common Stock present in person or by proxy at the 2002 Annual Meeting and entitled to vote is required for approval of this Proposal. Should such stockholder approval not be obtained, then the number of shares of Common Stock for which each new non-employee Board member will receive an option grant at the time of his or her initial election or appointment to the Board will remain at 20,000 shares, and the number of shares of Common Stock for which each continuing non-employee Board member will receive an option grant at each annual meeting of the stockholders will remain at 5,000 shares. In addition, the annual grants will be fully-vested as of such grant date. The 1999 Plan will, however, continue in effect, and option grants and direct stock issuances may continue to be made under the 1999 Plan until all the shares of Common Stock available for issuance under the 1999 Plan, as in effect prior to the share increases which are the subject of this Proposal, have been issued pursuant to such option grants and direct stock issuances.

Recommendation of the Board of Directors

The Board deems this Proposal to be in the best interest of the Company and its stockholders and recommends a vote "FOR" approval of such Proposal. Unless authority to do so is withheld, the person(s) named in each proxy will vote the shares represented thereby "FOR" the approval of the amendments to the 1999 Plan.

PROPOSAL NO. 3:

RATIFICATION OF APPOINTMENT OF AUDITORS

KPMG LLP has served as our independent auditors since January 1996 and has been selected by our Board as our independent auditors for the year ending December 31, 2002. In the event that ratification of this selection of auditors is not approved by a majority of the shares of Common Stock voting thereon, management will review its future selection of auditors.

Representatives of KPMG LLP are expected to be present at the 2002 Annual Meeting and will have the opportunity to make a statement if they desire to do so. They are also expected to be available to respond to appropriate questions.

Unless marked to the contrary, proxies received will be voted "FOR" ratification of the appointment of KPMG LLP as the independent auditors for the current year.

Recommendation of the Board

The Board recommends that the stockholders vote "FOR" the ratification of the appointment of KPMG LLP as Packeteer's independent auditors for the fiscal year ending December 31, 2002.

AUDIT COMMITTEE REPORT

The following is the report of the audit committee with respect to the Company's audited financial statements for the fiscal year ended December 31, 2001, which include the consolidated balance sheets of the Company as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity and comprehensive loss and cash flows for each of the years in the three-year period ended December 31, 2001, and the notes thereto. The information contained in this report shall not be deemed to be "soliciting material" or to be "filed" with the Securities and Exchange Commission, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934 except to the extent that the Company specifically incorporates it by reference in such filing.

Review with Management

The audit committee has reviewed and discussed the Company's audited financial statements with management.

Review and Discussions with Independent Auditors

The audit committee has discussed with KPMG LLP, the Company's independent auditors, the matters required to be discussed by SAS 61 (Codification of Statements on Accounting Standards) which includes, among other items, matters related to the conduct of the audit of the Company's financial statements.

The audit committee has also received written disclosures and the letter from KPMG LLP required by Independence Standards Board Standard No. 1 (which relates to the accountant's independence from the Company and its related entities) and has discussed with KPMG LLP their independence from the Company.

The audit committee discussed with the Company's independent auditors the overall scope and plans for their audit. The Company incurred the following fees for services performed by KPMG LLP in the fiscal year ended December 31, 2001:

Audit Fees	$245,000
Financial Information Systems Design and Implementation Fees	$ -0-
All Other Fees	
Audit related fees(1)	$ 7,800
Other non-audit fees(2)	$ 68,000

(1) Audit related fees consisted of review of a registration statement.

(2) Other non-audit fees consisted of tax compliance services.

Conclusion

The audit committee has determined that all services performed by KPMG LLP are compatible with maintaining the independence of KPMG LLP.

Based upon the review and discussions referred to above, the audit committee recommended to the Board that the Company's audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2001. The audit committee and the Board have also recommended, subject to shareholder approval, the selection of KPMG LLP as the Company's independent auditors.

SUBMITTED BY THE AUDIT COMMITTEE
OF THE BOARD OF DIRECTORS

Steven Campbell
Joseph Graziano
L. William Krause

CERTAIN TRANSACTIONS

We have entered into indemnification agreements with each of our directors and officers that may, in some cases be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. The indemnification agreements may require us, among other things, to indemnify the directors and officers against certain liabilities, other than liabilities arising from willful misconduct of a culpable nature, that may arise by reason of their status or service as directors or officers. These agreements also may require us to advance the expenses incurred by the directors and officers as a result of any proceeding against them as to which they could be indemnified. We have a directors' and officers' insurance policy to cover our obligations under these agreements.

All future transactions between the Company and its officers, directors, principal stockholders and affiliates will be approved by a majority of the independent and disinterested members of the Board, and will be on terms no less favorable to the Company than could be obtained from unaffiliated third parties.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

The members of the Board, the executive officers of the Company and persons who hold more than ten percent of the outstanding Common Stock are subject to the reporting requirements of Section 16(a) of the Securities Exchange Act of 1934 which require them to file reports with respect to their ownership of the Common Stock and their transactions in such Common Stock. Based upon (i) the copies of Section 16(a) reports which the Company received from such persons for their 2001 fiscal year transactions in the Common Stock and their Common Stock holdings and (ii) the written representations received from one or more of such persons that no annual Form 5 reports were required to be filed by them for the 2001 fiscal year, the Company believes that all reporting requirements under Section 16(a) for such fiscal year were met in a timely manner by its directors, executive officers and any holder of more than ten percent of the outstanding Common Stock except as set forth below.

Mr. Krause filed a late Form 3 after his appointment as director of the Company. Messrs. Campbell, Elliott and Morris each filed a late Form 4 reporting a transfer of shares to a former spouse, a gift of shares to a charitable foundation and a sale of shares held by the Scott Morris Trust, respectively.

ANNUAL REPORT ON FORM 10-K AND ANNUAL REPORT TO STOCKHOLDERS

Upon written request to the Corporate Secretary, David C. Yntema, 10495 N. De Anza Boulevard, Cupertino, California 95014, the Company will provide without charge to each person solicited a copy of the 2001 Annual Report on Form 10-K, including Financial Statements and Financial Statement Schedules filed therewith.

Appendix A to this Proxy Statement contains the Annual Report to Stockholders, including Management's Discussion and Analysis, the Consolidated Financial Statements and other investor information.

By Order of the Board of Directors of Packeteer, Inc.,

David C. Yntema
Secretary

Cupertino, California
April 17, 2002

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Packeteer, Inc.

2001 ANNUAL REPORT
For the Year Ended December 31, 2001

Delaware	**77-0420107**
(State of incorporation)	*(I.R.S. Employer Identification No.)*

10495 North de Anza
Cupertino, California 95014
(Address of principal executive offices)

Registrant's telephone number, including area code: (408) 873-4400

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, $0.001 Par Value
(Title of Class)

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Based on the closing sale price of the common stock on the Nasdaq National Market System on February 28, 2002 the aggregate market value of the voting stock held by non-affiliates of the Registrant was $154,803,781. Shares of common stock held by each officer and director and by each person known by the Company to own 10% or more of the outstanding common stock have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

The number of shares outstanding of Registrant's common stock, $0.001 par value, was 30,043,409 at February 28, 2002.

DOCUMENTS INCORPORATED BY REFERENCE

Information required by Part III of this form 10-K is incorporated by reference from the Company's definitive Proxy Statement for the Registrant's 2002 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission pursuant to Regulation 14A not later than 120 days after December 31, 2001.

This 2001 Annual Report contains information from Packeteer, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2001.

PART I

Item 1. *Business*

In addition to historical information, this Annual Report on Form 10-K contains forward-looking statements regarding our strategy, financial performance and revenue sources that involve a number of risks and uncertainties, including those discussed below in "Risk Factors." Forward-looking statements in this report include, but are not limited to, those relating to our ability to develop multiple applications, our planned introduction of new products and services, the possibility of acquiring complementary businesses, products, services and technologies and our development of relationships with providers of leading Internet technologies. While this outlook represents our current judgment on the future direction of the business, such risks and uncertainties could cause actual results to differ materially from any future performance suggested below. Readers are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this Annual Report. Packeteer undertakes no obligation to publicly release any revisions to forward-looking statements to reflect events or circumstances arising after the date of this document. See "Risk Factors."

Overview

Packeteer is a leading provider of application performance infrastructure systems that are designed to provide enterprises and service providers a layer of control for applications delivered across intranets, extranets and the Internet. Packeteer's products — powered by PacketWise™ software — are designed to ensure end-to-end quality of service (QoS) for networked applications and managed services, enhancing users' quality of experience through comprehensive bandwidth, traffic, content, service-level and policy management. Packeteer's PacketShaper family of products, the PacketShaper® and AppVantage™ systems, integrates application discovery, analysis, control and reporting technologies that are required for proactive application performance and bandwidth management. The AppCelera™ family of Internet acceleration appliances employs secure socket layer (SSL) acceleration and advanced content compression, transformation and caching technologies to improve response times of mission critical enterprise, eBusiness and eCommerce web applications.

Packeteer's products are deployed by Global 2000 corporations and service providers, and are sold through an established network of more than 100 resellers, distributors, system-integrators and OEMs in more than 50 countries. Our products are built on hardware platforms based on Intel-compatible microprocessor technologies. In addition, PacketWise software is licensed by several communications industry partners who integrate the software into specific strategic networking solutions. We primarily use indirect channels to leverage the reach of our sales force to obtain worldwide coverage. Our sales force and marketing efforts are used to develop brand awareness and support our indirect channels. We have subsidiaries or branch offices in Hong Kong, Japan, Singapore, Korea, The Netherlands, United Kingdom, Germany, France, Denmark, Australia, Caymans and Canada. To date we have shipped more than 17,000 units.

We were incorporated in Delaware in January 1996 and in February 1997, we began shipping our products. In this report, "Company", "Packeteer," "we," "us," and "our" refer to Packeteer, Inc. and its subsidiaries.

Industry Background

The Emergence of Internet Computing

Today, both the Internet and its underlying protocol, TCP/IP, have grown to positions of prominence in enterprise networking. Protocols are predefined mechanisms for computers to communicate over networks. From its origins as a network connecting academic and government institutions, the Internet has evolved into an interactive communications and commerce platform supporting businesses' daily operations. Originally intended to accommodate non-interactive traffic such as file transfers and e-mail, the Internet and TCP/IP were designed with the basic goals of connectivity, versatility and bandwidth exploitation. With the evolution towards Internet computing, TCP/IP has become the communications fabric, or as it is commonly referred to in the technology industry, the underlying protocol of mission-critical enterprise networks. The Internet has enabled a new generation of interactive applications to deliver core business functions, including e-commerce, data access and information exchange, to a broad range of users. Leveraging the fundamental attributes of the Internet and TCP/IP, businesses, consumers and suppliers have become better connected. This rapid development of a vast connected economy has given rise to a new innovative business model, the Internet computing model.

The rapid emergence of Internet computing has had a significant effect on today's enterprise networks and has created new challenges for information technology managers. As more interactive business applications are developed using web-enabled versions of enterprise software platforms, such as SAP R/3, Oracle, PeopleSoft and Baan, the amount of network data is increasing dramatically. eCommerce extends the confines of the enterprise network across the Internet, making application performance difficult to ensure. Enterprise users access graphic-intensive web sites, download large files, view streaming media presentations, monitor news and stock quotes and access other non-critical information over the Internet. The resulting traffic deluge impacts network resources that serve point-of-sale, order processing, enterprise resource planning, supply-chain management and other vital business functions.

Internet computing relies on TCP/IP as the underlying protocol to support distributed enterprise applications and the delivery of electronic services. The Internet Protocol, or IP, provides for routing of packets across networks that utilize TCP/IP as their underlying protocol. The Transmission Control Protocol, or TCP, provides flow control for, and reliable ordered delivery of, Internet Protocol packets. Unlike early non-interactive applications that did not require real-time responsiveness, today's enterprise and e-commerce applications depend on timely access to data and real-time transaction responses to ensure productivity and a high quality of experience for end users. The shift toward real-time, delay-sensitive data is accelerating as corporations begin to converge database transactions and multimedia traffic onto their enterprise networks. TCP/IP is unable to differentiate between traffic types and is designed so that each transmission attempts to consume all available bandwidth. These characteristics, which make TCP/IP suitable for non-interactive traffic, threaten the performance of today's mission-critical applications.

The Traffic Bottleneck at the WAN Access Link

In recent years, the adoption of Fast Ethernet and Gigabit Ethernet technologies has reduced network congestion on the LAN. Simultaneously, the deployment of fiber infrastructure in the service provider backbone has also reduced bandwidth contention in that portion of the network. However, the bridge between the two, the WAN access link, has remained the slow, weak link in the chain, forming a bandwidth bottleneck. WAN access link capacity is often constrained, expensive and difficult to upgrade. When faced with bandwidth contention at the bottleneck, TCP/IP provides neither a means to give preferential treatment to select applications nor a good mechanism to effectively control data flows because TCP flow control is handled only by end systems. TCP/IP reacts to network congestion by discarding data packets and sporadically reducing packet transmissions from the host computer. In enterprise networks that are overwhelmed by increasing amounts of both non-critical and mission-critical traffic, unmanaged congestion at the WAN access link undermines application performance and can result in impaired productivity and lost revenues.

Today's enterprise networks require solutions that ensure mission-critical application performance, increase network efficiency, and enable the convergence of data, voice and video traffic. Enterprises are seeking to align their networks with their business priorities by making them adaptive to the unique requirements of the growing mix of mission-critical applications. At the same time, they seek to leverage investments in application software and proactively control recurring network costs by optimizing bandwidth utilization.

Many existing and newly emerging telecommunications service providers are also seeking to address the needs of enterprises that are adopting Internet computing. Service providers have traditionally functioned as WAN bandwidth suppliers, leasing data lines and selling Internet access to businesses and consumers. In the face of heightened competition, service providers are seeking to differentiate themselves by offering tiered services in order to attract and retain customers and increase profitability. These offerings include web hosting, application outsourcing and managed network services. To deliver these services, service providers must be able to ensure network and application performance and better manage and allocate network resources.

Limitations of Existing Approaches

Businesses and service providers currently employ several approaches in an attempt to alleviate network congestion at the WAN access link. These approaches include the following:

Adding bandwidth and infrastructure to over-provision the network. This approach requires expensive upgrades to WAN access links and associated network equipment. Moreover, incremental increases in bandwidth only temporarily alleviate network congestion, leaving the following problems unresolved:

- Over-provisioning results in under-utilization of the network during non-peak periods;
- Increases in bandwidth tend to be consumed quickly by latent demand within LAN and backbone infrastructure;
- Deployment costs and increases in recurring service charges can be prohibitively expensive, especially for networks with many remote sites and for international networks; and
- There is no application performance visibility to enable effective capacity planning.

Implementing queuing-based features. Queuing technologies provide some degree of prioritization and are frequently incorporated in routers, which are devices that forward data packets from one LAN or WAN to another. These implementations engage only after queues form, and attempt to provide quality of service, or QoS, by reordering packets and then discarding packets when the queues overflow. Router-based approaches typically identify and prioritize traffic based on rudimentary characteristics such as port number, a simplistic mechanism to coordinate the transmission of application data, IP address or protocol type. While these approaches can alleviate some of the bandwidth contention problems, they are inadequate to handle an increasingly complex mix of interactive and real-time mission-critical applications. These limitations include:

- Queuing-based approaches are reactive in nature and can only address congestion after the fact, rather than preventing it from occurring;
- Congested queues result in packet loss, retransmissions and delays that waste bandwidth and undermine application response times;
- Limited traffic classification capabilities inadequately distinguish between different types of applications, resulting in sub-optimal prioritization of traffic;
- Queuing does not directly control end-to-end application performance; and
- Queuing-based approaches do not control inbound traffic flowing from the WAN to the LAN.

Installing network-management tools. Several vendors provide software that analyzes and monitors network traffic. While these products enable network administrators to determine how bandwidth is being utilized, thereby identifying where bandwidth management is required, they do not comprise a complete solution for the following reasons:

- These products only monitor and report application performance and bandwidth utilization, offering no means of fixing or resolving performance problems; and
- Products that detect problems once they occur are reactive and don't proactively prevent similar problems in the future.

The Bandwidth Management Opportunity

As Internet computing is more widely adopted, both businesses and service providers are seeking ways to cost-effectively manage bandwidth, ensure application performance and increase network efficiency. As mission-critical applications compete with bandwidth-hungry non-critical traffic for limited network resources, enterprises require a solution that not only monitors and reports on application performance problems, but also provides the means to fix such problems. As the complexity of their network infrastructures increases, enterprises seek solutions that integrate easily into the existing network and are cost-effective to deploy and maintain. In response to growing competition, service providers are looking to create new revenue streams by offering differentiated network and application-based services that meet the needs of enterprise customers. Whether the solution is implemented by the enterprise or purchased from a service provider, effectively managing the performance of mission-critical applications is essential to businesses relying on Internet computing.

The Packeteer Solution

Packeteer is a leading provider of application performance infrastructure systems that are designed to provide enterprises and service providers a layer of control for applications delivered across intranets, extranets and the Internet. Packeteer's products — powered by PacketWise® software — are designed to ensure end-to-end quality of service (QoS) for networked applications and managed services, enhancing users' quality of experience through comprehensive bandwidth, traffic, content, service-level and policy management. Packeteer's PacketShaper family of products, the PacketShaper® and AppVantage™ systems, integrates application discovery, analysis, control and reporting technologies that are required for proactive application performance and bandwidth management. The AppCelera™ family of Internet acceleration appliances employs SSL acceleration and advanced content compression, transformation and caching technologies to improve response times of mission critical enterprise, eBusiness and eCommerce web applications.

PacketWise software is at the core of our bandwidth management solutions and is embedded in Packeteer-manufactured products, basically hardware platforms, based on Intel-compatible microprocessor technologies, that run various configurations of the PacketWise software. Our PacketShaper products provide customers with solutions designed to be deployed easily and cost-effectively without additional investment in or impact to network equipment, software or infrastructure.

As the enterprise network increasingly extends to include the Internet, network managers are challenged with managing the dynamic growth in critical and non-critical traffic. Each particular application and type of traffic — such as transactions, file transfers, voice or streaming multimedia — requires a tailored management strategy to ensure optimal performance. Our solutions are based on a comprehensive four-step methodology that provides the elements for effective bandwidth management:

I. *Discover and Classify Traffic.* Currently, PacketShaper automatically detects and identifies over 350 types of traffic. Network managers can refine traffic categories based on application, protocol, web page, addresses, users and host names. In addition, managers can define criteria to recognize proprietary applications so that PacketShaper automatically classifies the associated traffic. Sophisticated traffic classification enables network managers to understand network congestion and to precisely target bandwidth-allocation policies.

II. *Analyze Performance.* PacketShaper provides detailed analysis and evaluation of network resources and application performance. PacketShaper tracks traffic levels and trends, measures response times and calculates network efficiency. Network managers can analyze all traffic traversing a particular WAN access link or can focus on an individual application, client, server or traffic type.

III. *Control Traffic.* PacketShaper allows network managers to control application performance and network resources by defining precise bandwidth-allocation policies. Policies can protect important traffic, cap bandwidth-intensive traffic and guarantee service levels. Network managers can tailor management strategies and bandwidth allocation to suit the requirements of particular applications or traffic, such as voice, video or data. PacketShaper paces both inbound and outbound traffic over the

WAN access link to optimize performance and control end-to-end QoS. Our control technology can also prohibit specific applications, such as web-based entertainment or leisure applications, from utilizing any enterprise resources.

IV. *Report Performance.* PacketShaper provides reports describing current and historical network performance. Comprehensive reports, graphs and tables enable network managers to refine bandwidth management policies, evaluate efficiency and plan capacity. PacketShaper automatically measures per-transaction response times for each application. Managers can set, enforce and monitor service-level agreements, which quantify desired QoS for a particular application or customer.

Our dynamic four-step approach to application-adaptive bandwidth management enables businesses and service providers to realize the following key benefits:

- *Gain Network Performance Visibility and Insight.* PacketShaper provides valuable historical and real-time information about application performance and network utilization through an easy-to-use browser interface. Network managers gain a better understanding of the nature of traffic running on their networks and the problems and inefficiencies associated with that traffic.
- *Ensure Bandwidth to Mission-Critical Applications.* Policy-based bandwidth allocation protects bandwidth for mission-critical applications such as SAP R/3, Oracle, PeopleSoft and Baan, preventing disruptions from bandwidth-hungry but less urgent applications such as file transfers, peer-to-peer file sharing or casual web browsing.
- *Simplify Deployment.* PacketShaper installs easily, and automatically starts to discover, classify and analyze network traffic and suggests policies to optimize performance. It complements the existing network infrastructure, requires no router reconfiguration or desktop changes and is designed not to disrupt network connectivity in the event of software or hardware failure.
- *Enable Interactive Services.* VoIP, real-time video and other streaming media require guaranteed bandwidth in order to achieve minimum quality requirements. By using PacketShaper to set minimum bandwidth guarantees and explicit delay bounds, network managers and service providers can deliver smooth and predictable performance of these delay-sensitive multimedia services.
- *Increase Network Efficiency.* PacketShaper improves network efficiency and helps delay expensive capacity upgrades by managing non-critical traffic to reduce retransmission overhead and smooth the variability in bandwidth utilization.
- *Facilitate eCommerce.* PacketShaper can reserve bandwidth for individual web site customers on a shared WAN connection. PacketShaper can also optimize response time for certain web pages, such as product order and home pages, and redirect users with slower connections to less data-intensive web pages.

Strategy

Our objective is to be the leading provider of application performance infrastructure systems that give enterprises and service providers a new layer of control for applications delivered across intranets, extranets and the Internet. Key elements of our strategy include:

Focus on Bandwidth Management Needs of Enterprises. We are focused on providing high performance, easy-to-use and cost-effective bandwidth management solutions to enterprises whose businesses are based on Internet computing. For these businesses, managing mission-critical application performance and optimizing the value of the network will continue to be competitive requirements. As the Internet proliferates and new Internet-based applications and services emerge, we believe businesses will continue to adopt Internet computing business models at a rapid rate and that effective bandwidth management will become an increasingly important requirement for maintaining an efficient enterprise network. We believe we have established a differentiated market position based on our comprehensive solution that provides for effective bandwidth management, early market leadership and brand awareness. We intend to continue to direct our development, sales and marketing efforts toward addressing the bandwidth management needs of the Internet computing market.

Expand Presence in Telecommunications Service Provider Market. We are actively pursuing opportunities in the telecommunications service provider market and currently have numerous telecommunications service provider customers, including: AT&T, NTT Corporation, Equant Integration Services, Inc., Singapore Cable, Fujitsu Cable, Hughes Network Systems and New Skies Satellites N. V. We believe service providers are under increasing pressure to attract new subscribers, reduce subscriber turnover, improve operating margins and develop new revenue streams. Specifically, service providers seek to differentiate themselves through value-added service offerings, such as web hosting, application outsourcing and application service-level management. We believe our PacketShaper and PacketWise solutions enable service providers to deliver these higher value services by enhancing network and application performance and better managing and allocating network resources. Our goal is to increase demand for our solutions with service providers by leveraging our strong enterprise presence.

Expand Presence in the Management Application Services Market. We are actively pursuing opportunities in the application service provider market and currently have numerous application service provider customers, including AT&T, NTT Communications and Equant Integration Services, Inc., that are using our application service provider product, AppVantage. AppVantage is the industry's first policy-based application subscriber management (ASM) system. The AppVantage system provides an application infrastructure that is designed to enable service providers to quickly and cost-effectively deliver secure, measured and performance-assured application services tailored to the needs of specific markets and customers. The system is the first platform to deliver a clearly defined service demarcation point between service providers and their customers and delivery-chain partners; provide and enforce quality of service (QoS) application-specific service level agreements (SLAs); and enable application-specific billing.

Continue to Build Indirect Distribution Channels. We believe we have built a worldwide distribution channel. We currently have over 100 resellers, distributors, systems integrators and OEMs, that sell our products in over 50 countries. These relationships include: Alternative Technology; ACAL Nederlands BV; Adtran, Inc.; Allasso; Equant Integration Services, Inc.; Lan Systems Pty. Ltd.; Macnica, Inc; Nissho Electronics Corporation; and Westcon. We intend to continue to develop and support new reseller and distribution relationships, as well as to establish additional indirect channels with service providers, systems integrators and OEMs. We believe this strategy will enable us to increase the worldwide deployment of our products.

Extend Bandwidth Management Technology Leadership. Our technological leadership is based on our sophisticated traffic classification, flexible policy setting capabilities, precise rate control expertise and ability to measure response time and network performance. We intend to invest our research and development resources to increase performance by handling higher speed WAN connections, functionality by identifying and managing additional applications or traffic types, and modularity by taking individual components of PacketWise together or on a stand-alone basis with our existing bandwidth management solutions and to develop new leading-edge technologies for emerging markets. This includes extending our bandwidth management solutions to incorporate in-depth application-management techniques that will improve performance over the Internet and reduce bandwidth requirements. We plan to extend our current portfolio by offering PacketWise-defined solutions that target the specific needs of three primary market opportunities: application service-level management, enterprise bandwidth management and service provider bandwidth management.

Products

Packeteer's products — powered by PacketWise® software — enable enterprises and service providers to measure, control, accelerate and validate the performance of networked applications and managed application services.

PacketShaper®. PacketShaper is an application-based traffic and bandwidth management system designed to deliver predictable, efficient performance for applications running over the WAN and Internet. The PacketShaper® Enterprise Edition is an application bandwidth management system that provides effective application QoS using state-of-the-art bandwidth, traffic, service-level and policy management technology. The PacketShaper ISP Edition is an Internet bandwidth management platform that enables service providers to create differentiated services through fast and efficient bandwidth provisioning and management. With over 17,000 units shipped worldwide in Global 2000 enterprises and service providers, PacketShaper is the market leader in bandwidth management systems. The PacketShaper product line currently includes the 1500, 2500, 4500, 6500 and 8500 Enterprise Editions and 4500, 6500 and 8500 ISP Editions.

AppVantage. Specifically designed for emerging managed application services, the AppVantage family of Application Service Management (ASM) systems provides the software needed to deliver measured and performance-assured application services. In addition to PacketWise core QoS technologies, which include application-based bandwidth, traffic, performance service-level and policy management, AppVantage incorporates service-level mediation capabilities that allow service providers to define clear service boundaries with customers and create enforceable service-level agreements. It also enables application performance reporting and billing models. AppVantage is ideally suited for service providers who are delivering, hosting or providing infrastructure for managed applications services. These include application service providers (ASPs), hosting service providers (HSPs), management service providers (MSPs) and application infrastructure providers (AIPs). The AppVantage product line currently includes the ASM-30, ASM-50, ASM-70 and ASM-90 Series.

AppCelera. A line of products designed to accelerate the performance of Internet applications, AppCelera ICX (Internet Content Accelerator) is an advanced content acceleration product that can reduce web response-times by up to 50% by accelerating web content delivery all the way to the user's desktop. It combines content compression, transformation and caching technologies to improve web application performance across the bandwidth-constrained last mile connections while reducing both server and bandwidth resource consumption. Products include the AppCelera ICX-55, ICX-75 and ICX-75s.

PolicyCenter™. A directory-based policy management application that enables Packeteer's enterprise and service provider customers to broadly deploy, scale and manage application QoS throughout the network, PolicyCenter is an LDAP directory-enabled application running under Windows 2000 or Windows NT that enables customers to centrally administer and update PacketShaper and AppVantage policies, software versions, and device status for Packeteer-based networks.

ReportCenter™. A software product that aggregates metrics from large deployments and creates organization-wide reports to manage trends and provide support for capacity planning and usage analysis, ReportCenter lowers the cost of ownership for large deployments of PacketWise-enabled appliances, improves the quality of information and eases administrative overhead.

Technology

We differentiate our solution by combining our knowledge of enterprise applications with our expertise in underlying network protocols. We have invested heavily in developing valuable, proprietary software and related technologies. In particular, we have developed expertise and technology in these major areas: sophisticated traffic discovery and classification, flexible policy definition and enforcement, precise rate control, application-based response-time measurement, high-performance packet engines and scaleable configuration. We have tied together these technologies with an easy-to-use, web browser interface in order to insulate the end user from the sophistication of the underlying technology and to allow them to derive the benefits of the technology with minimal effort.

Sophisticated Traffic Discovery and Classification

The ability to automatically detect and classify an extensive collection of applications and protocols differentiates PacketShaper from other bandwidth management technologies. Sophisticated traffic classification is crucial to understand network congestion and to target appropriate bandwidth-allocation policies. Network software or devices that claim QoS features typically offer rudimentary solutions because they can identify traffic based only on protocol type or port numbers. This approach limits application-specific QoS capabilities because these products do not recognize the detailed information required to make intelligent classification decisions. PacketShaper discovers and classifies traffic by focusing on content and applications where value to the end user lies.

Relying only on more basic traffic classification prevents network managers from discovering important traffic trends and limits policy setting. Sophisticated traffic types such as voice calls over networks based on Internet Protocol, or VoIP, Oracle 8i, TN3270, Citrix, and Microsoft DCOM cannot be identified using rudimentary traffic classification schemes. PacketShaper identifies traffic markers, detects changing or dynamic port assignments and tracks transactions with changing port assignments. This sophisticated traffic classification allows network managers to set policies and control the traffic related to an individual application, session, client, server or traffic type. PacketShaper permits a network manager to isolate each published application running on a centralized server and can also differentiate among various applications using the same port. For example, non-critical applications such as web browsing and music downloading through peer-to-peer applications and mission-critical applications such as Citrix, Oracle or SAP and critical web sites are all assigned to the same TCP port number on a network but can be individually classified using PacketShaper.

PacketShaper needs no assistance from network managers to automatically detect and identify over 350 traffic types. Without a sophisticated identification and classification capability, managers are usually unaware of the diversity of their own network traffic. In addition, managers can define proprietary applications so that their traffic can be recognized and reported. Our PacketShaper technology is differentiated by its ability to recognize older enterprise protocols, such as AppleTalk, DECnet, IPX and SNA. We frequently enhance PacketShaper's classification capability to include new traffic types. Any traffic category can be made even more specific by adding more detailed criteria — for example, Oracle traffic to or from a particular database. The PacketShaper automatically classifies over 350 different traffic types, some of which are listed below. The traffic types are named either with their associated protocol or application and are grouped according to the class of application that generated that traffic. Each traffic type has an associated protocol that allows it to be recognized on the network.

A recent list of applications PacketShaper automatically detects and classifies includes the following:

Client/Server
CORBA
Folding@Home
FIX (Finance)
Java Rmt Mthd
MATIP (Airline)
MeetingMaker
NetIQ AppMngr
OpenConnect
JCP
SunRPC (dyn port)

ERP
Baan
JavaClient
JD Edwards
Oracle (7,8i,9i)
SAP

Internet
ActiveX
FTP, Passive FTP
Gopher
IP, IPIP, UDP, TCP
IPv6
IRC
Mime type
NNTP
SSHTCP
SSL
TFTP
UUCP
URL
Web browser

Database
FileMaker Pro
MS SQL
Oracle 7/8i
Progress

Directory Services
CRS
DHCP
DNS
DPA
Finger
Ident
Kerberos
LDAP
RADIUS
TACACS
WINS
whois

E-mail, Collaboration
Biff
cc:MAIL
IMAP
LotusNotes
MSSQ
Microsoft DCOM
(MS Exchange)
Novell GroupWise
POP3
Kerberos
SMTP

File Server
AFS
CVSup
Lockd
NetBIOS-IP
NFS
Novell NetWare5

Games
Asheron's Call
Battle.net
Diablo II
Doom
EverQuest
Kali
Half-Life
MSN Zone
Quake I, II, & III
Tribes I,II
Unreal
Yahoo! Games

Host Access
ATSTCP
Attachmate SHARESUDP
Persoft Persona
SMTBF
TN3270
TN5250

Legacy LAN and Non-IP
AFP
AppleTalk
DECnet
IPX
FNA
LAT
NetBEUI
MOP-DL/RC
PPPoE
SNA

Messaging
AOL Instant Msging ICQ Chat
MSN Messenger
Yahoo! Messenger
Internet Relay Chat

Misc
Time Server
Date-Time

Multi-Media
Multi-cast NetShow
NetMeeting
QuickTime
RTP
Real Audio
Streamworks
RTSP
MPEG
ST2
SHOUTcast
WebEx
WindowsMedia

Music P2P
Aimster
AudioGalaxy
DirectConnte ct
eDonkey2000
Gnutella
Groove
Hotline
Imesh
KaZaA
Napster
Scour
Tripnosis

Network Management
Cisco Discovery
ICMP by packet type
Microsoft SMS
NTP
RSVP
SNMP
SYSLOG

Print
LPR
IPP
TN5250p
TN3287

Push
Backweb
EntryPoint
Marimba
PointCast

Routing
AURP
BGP
CBT
DRP
EGP
EIGRP
IGMP
IGP
MPLS (-tag, -app)
OSPF
PIM
RARP
RIP
Spanning Tree
VLAN (802.1q/p)

Security Protocol
DLS
DPA
GRE
IPSEC
ISAKMP/IKE key exchange
L2TP
PPTP
SOCKS Proxy

Session
REXEC
rlogin
rsh
Telnet
Timbuktu
VNC
Xwindows

Thin Client or Server Based
Citrix Published Apps and VideoFrame
RDP/Terminal Server

Voice over IP
Clarent
CUSeeMe
Dialpad
H.323
I-Phone
MCK Commun.
Micom VIP
RTP
RTCP
T.120
VDOPhone

Flexible Policy Definition and Enforcement

PacketShaper provides network managers flexible tools to tailor solutions for different applications or traffic types. Unlike queuing-based approaches, PacketShaper allows network managers to do more than just prioritize one traffic type over another. Our policy features offer the flexibility required to tune bandwidth to specific applications and dynamically utilize available bandwidth. Our policy features may be used individually or in conjunction with each other. PacketShaper policy features include:

- *Per-session rate policies.* These policies enable network managers to limit or guarantee bandwidth to each individual session of an application's traffic. Per-session policies allocate each session an appropriate amount of bandwidth and prevent one large session from inappropriately impacting others. Network managers specify a minimum-guaranteed rate and allow the session scaled access to additional available bandwidth. For example, a bandwidth cap for traffic prevents web browsers from competing for bandwidth required by mission-critical applications. Likewise, a guaranteed rate for audio or video streams ensures that they are not interrupted by traffic that tends to consume any available bandwidth.

- *Partitions.* Partitions allow the creation of a separate, exclusive channel within a WAN access link. Partitions represent aggregate bandwidth minimums or maximums governing how much of the network can be used by a single application or traffic category. Partitions can be fixed, creating dedicated virtual circuits, or burstable, creating virtual circuits whose unused bandwidth can be shared.

- *Dynamic Subscriber Bandwidth Provisioning.* Dynamic Subscriber Bandwidth Provisioning allocates bandwidth and enforces QoS policies automatically by mapping a subscriber's traffic profile (e.g. source/destination IP address, traffic type, URL, etc.) to a prescribed policy. It is a scaleable and easy-to-deploy solution that actively provisions minimum and maximum bandwidth to up to 20,000 subscribers accessing the network concurrently. Using a 5-to-1 over subscription model, not uncommon in today's service provider market, bandwidth for as many as 100,000 subscribers can be managed with a single PacketShaper. This gives service providers additional revenue opportunities through multi-tiered Internet access services (e.g. bronze, silver, gold) for dial-up, xDSL, cable and wireless subscribers.

- *Priority policies.* Priorities may be assigned to each application or traffic category. Eight priority levels are available. Priority policies are ideal for traffic that does not burst, non-IP traffic and traffic characterized by small, high-priority flows.

- *Admission-control policies.* Admission-control determines the response if a bandwidth guarantee cannot be satisfied. Network managers may choose to deny access, accommodate an additional user with less than guaranteed performance, or, for web requests, redirect the request to another server. For example, if an online streaming-video service suffers a high-demand period and all available bandwidth is consumed, an admission-control policy could present a web page explaining that resources are busy. This allows a maximum number of users to receive a targeted service quality without degradation as new users seek to access the service.

- *Discard and never-admit policies.* These policies intentionally block traffic. Discard policies toss packets without sending feedback to the sender. Never-admit policies are similar to discard policies except that the policy informs the sender that service is blocked.

Precise Rate Control

One of TCP/IP's primary weaknesses is an inability to guarantee QoS. Unlike systems network architecture, or SNA, and asynchronous transfer mode, or ATM, protocols, which have an embedded concept of rate, TCP/IP's attempt to consume all available bandwidth conflicts with the goal of predictable, consistent, mission-critical application performance. PacketShaper's standards-based TCP rate control technology overcomes TCP/IP's shortcomings by proactively preventing congestion on both inbound and outbound traffic flows and increasing overall network throughput. Rather than discarding packets from a congested queue, TCP rate control paces packet delivery to prevent congestion. Rate control uses the remote user's access speed and real-time network latency to calculate the optimal transmission speed. Evenly paced packet transmissions, instead of packet bursts which consume all available bandwidth, yield significant efficiency gains in the network. TCP rate control is a proactive and precise way to increase network efficiency by avoiding retransmissions and packet loss and it creates a smooth and even flow rate that maximizes throughput. By employing TCP rate control, PacketShaper manages the majority of traffic at the access link before network congestion occurs.

For non-TCP-based traffic, such as UDP, alternative rate-based management techniques must be implemented. Typically UDP does not rely on acknowledgments to signal successful receipt of data, and it therefore offers no means for flow control. By directly controlling other TCP flows, however, PacketShaper effectively makes bandwidth available for UDP flows. The combination of per flow rate scheduling and explicit delay bounds removes latency and variability, or jitter, for the UDP flows traversing the WAN access link.

For example, VoIP is a UDP-based application that is particularly latency-sensitive, requiring packets to be evenly spaced to eliminate jitter. PacketShaper enhances VoIP performance in two ways. First, PacketShaper manages competing traffic by using rate control to constrain bursty TCP traffic. In addition, a rate policy for VoIP gives a minimum bandwidth guarantee to each flow, ensuring that each voice stream gets the bandwidth it needs for predictable performance. When there is a lull in the conversation, any unused bandwidth is re-allocated to other traffic.

Application-Based Response-Time Measurement

PacketShaper's position in the enterprise network — monitoring and controlling all the traffic that passes — gives it an opportunity to provide accurate response-time measurements. Because it already handles and classifies every packet, PacketShaper can easily calculate the time traffic spends traveling between a client and a server and the time used by the server itself.

PacketShaper breaks each response-time measurement into network delay, the time spent in transit, and server delay, the time the server is used to process the request. It can highlight clients and servers with the slowest performance. PacketShaper allows network managers to set acceptability standards and then track whether performance adheres to the standards.

High-Performance Packet Engines

Sophisticated classification and control of high-speed traffic must be accomplished in an efficient manner. Adding significant delay in the process of managing traffic flows would negate the resulting performance improvements. Packeteer has developed expertise in the development of high-speed, software-based packet engines running on real-time operating systems that can efficiently process thousands of simultaneous high-speed connections with minimal delay. This core-engine software technology scales to take advantage of ever-increasing microprocessor performance to manage faster access links.

Scaleable Configuration

Large deployments require tools to ease the process of updating tens or hundreds of PacketShapers that are distributed throughout the network. To address these requirements, Packeteer offers its own centralized management tools, PolicyCenter and ReportCenter. In addition, Packeteer aligns with industry standards and integrates with third-party tools.

Other third party management tools that Packeteer products integrate with include Infovista, Micromuse and HP OpenView.

Web Server Acceleration

Our solution includes a software technology, represented by the AppCelera ICX-55, ICX-75 and ICX-75s, that accelerates the transmission and rendering speed of Internet applications by compressing traffic from end-to-end and dynamically increasing the throughput of the low and medium speed connections, and in the case of the ICX-75s, provides the ability to offload secure socket layer (SSL) processing. The software does this using dynamic, static and variant content caching together with content-aware compression and transformation techniques for an increase in performance. The software also determines the type of content, speed of access, and type of browser and automatically optimizes the speed of delivery and rendering of information. By combining caching with compression, this technology accelerates delivery of business content and Internet applications to the user. This approach solves the last mile problem of low to medium speed Internet connections that is not addressed by today's reverse-proxy and network-based caching solutions.

Customers

We sell all of our products primarily through indirect channel partners. The following is a representative list of our indirect channel partners by geographic region:

North and South America	Europe, the Middle East and Africa	Asia
Alternative Technology, Inc.	ACAL Nederlands BV	AsiaSoft HK Ltd.
Atrion Networking Corporation	Access Networks AG	Encom Information Systems Co., Ltd.
Attachmate Corporation	Allasso	Express Data
Avaya Inc.	CDG Europe BV	Kanematsu Electronics Ltd.
Combyte USA, Inc	Centia Ltd.	Lan Systems Pty Ltd.
Compaq Computer Corporation	Computer Links AG	Macnica, Inc.
Compunet Engineering, Inc.	Grupo Antea	Net One Systems Co., Ltd..
Equant Integration Services, Inc.	IB Solution	Nissho Electronics Corporation
SkyStream Networks, Inc.	Miel	RBR Networks Pte. Ltd.
Westcon, Inc.	Network Alliance Ltd.	Sunrise Information Co. Ltd.

The following is a representative list of end users that have deployed multiple PacketShapers:

Enterprises		Service Providers
ABM	INVESCO	AT&T
Accenture	Liz Claiborne	Equant Integration Services, Inc.
AusBulk	Metalim	Japan Telecom
Autodesk	Omnitel/Vodafone	J-Phone
Avaya, Inc.	PriceWaterhouseCoopers	NTT
Barclays Global Investors	Stanford University	Sonera
Beckman Coulter	Sumitomo Trust Bank	Telus
Catholic Department of Education, Victoria	Synopsys	WorldCom
Charter Communications	UK Ministry of Defense	
Exxon Mobil	University of California, Berkeley	
Fujitsu	Verisign	
Honda	Yamanuchi	

In 2001 and 2000, one customer, Alternative Technology, Inc., accounted for 22% and 12% of net revenues, respectively. No other customer accounted for 10% or more of revenues in 2001 or 2000. No one customer accounted for 10% or more of 1999 net revenues. Sales to the top 10 indirect channel partners accounted for 59%, 46% and 37% of net revenues for the years ended December 31, 2001, 2000 and 1999, respectively.

Manufacturing

We outsource all of our manufacturing, including warranty repair, to one contract manufacturer, SMTC Manufacturing Corporation ("SMTC") located in San Jose, California. The manufacturing processes and procedures for this manufacturer are ISO 9002 certified. Outsourcing our manufacturing enables us to reduce fixed costs and to provide flexibility in meeting market demand.

We design and develop the key components of our products, including printed circuit boards and software. In addition, we determine the components that are incorporated into our products and select the appropriate suppliers of these components. Product testing and burn-in is performed by our contract manufacturer using tests and automated testing equipment that we specify. We also use inspection testing and statistical process controls to assure the quality and reliability of our products.

We use a rolling seven-month forecast based on anticipated product orders to determine our material requirements. Lead times for the materials and components we order vary significantly and depend on factors such as specific supplier, contract terms and demand for a component at a given time. We submit purchase orders for quantities needed within the next 90 days. SMTC or Packeteer may terminate the contract without cause at any time. At that time the terminating party must honor all open purchase orders.

Marketing and Sales

We target our marketing and sales efforts at enterprises and service providers. Marketing and sales activities focus on reaching the corporate application network managers responsible for the performance of mission-critical applications in the enterprise. They also focus on reaching service providers that provide valued-added service offerings, such as web hosting, application outsourcing and application service-level management.

Our marketing programs support the sale and distribution of our products and educate existing and potential enterprise and service provider customers about the benefits of our application performance infrastructure systems. Our marketing efforts include the following:

- publication of technical, educational and business articles in industry magazines;
- public speaking opportunities at international tradeshows, conferences and analyst events;
- electronic marketing including web site-based communication programs, eNewsletters and on-line end-user seminars;
- industry tradeshows, technical conferences and technology seminars; and
- focused advertising, direct mail, public relations and analyst outreach.

We classify our distribution channels in the following categories:

- *Solutions Partners.* We have established an indirect distribution channel, which is comprised of a network of over 100 resellers, distributors and systems integrators that sell our solutions in over 50 countries. These solutions partners sell PacketShapers and other products that are complementary to our application performance infrastructure systems.
- *Technology Partners.* Technology partners are OEMs and companies with whom we have established joint development relationships in support of joint business opportunities. These partners license our PacketWise software for integration into their networking products. For example, we established a relationship with InfoVista to enhance the InfoVista product to report on PacketShaper data through its interface.
- *Alliance Partners.* We have developed a marketing alliance program to establish new marketing relationships, as well as enhance existing relationships, with hardware, software and systems vendors. We believe that we can build brand awareness by working with alliance partners to identify the needs of specific customer environments. For example, we formed an alliance with Citrix to identify and enhance the performance of individual applications within the Citrix MetaFrame and WinFrame environments. We work with alliance partners on various joint marketing initiatives, including product literature, direct mailings and seminars. Some of these partners include Great Plains, Sales Logix and Compaq Computer Corporation.

As of December 31, 2001, our worldwide sales and marketing organization consisted of 78 individuals, including managers, sales representatives and technical and administrative support personnel. We have domestic sales offices located in California, Florida, Georgia, Illinois, Maryland, New Jersey and Texas. In addition, we have international sales offices located in Australia, Canada, Denmark, England, France, Germany, Hong Kong, Japan, Korea, Singapore and The Netherlands.

We believe there is a strong international market for our bandwidth management solutions. Our international sales are conducted primarily through our overseas offices. Sales to customers outside of North America accounted for 55%, 54% and 55% of our net revenues in 2001, 2000 and 1999, respectively.

Research and Development

As of December 31, 2001, our research and development organization consisted of 62 employees providing expertise in different areas of our software: core engineering, classification, configuration and reporting management, user interface and platform engineering. Since inception, we have focused our research and development efforts on developing and enhancing our application performance solutions.

Customer Service and Technical Support

Our customer service and support organization provides both product maintenance and technical support services. Our technical support staff is strategically located in five regional service centers: California, Hong Kong, Japan, Australia and The Netherlands. Our indirect channel partners offer similar support services for all of our products that they sell. These services are typically sold as a one-year contract to our resellers and end users. These services are not provided without a maintenance contract.

Competition

We compete in a new, rapidly evolving and highly competitive sector of the Internet application infrastructure system market. We expect competition to persist and intensify in the future from a number of different sources. Increased competition could result in reduced prices and gross margins for our products and could require increased spending by us on research and development, any of which could harm our business. We compete with Cisco, CheckPoint and several small private companies that sell products that utilize competing technologies to provide bandwidth management. In addition, our products and technology compete for information technology budget allocations with products that offer monitoring technologies, such as probes and related software. Lastly, we face indirect competition from companies that offer enterprises and service providers' increased bandwidth and infrastructure upgrades that increase the capacity of their networks, and thereby may lessen or delay the need for bandwidth management.

We believe the principal competitive factors in the bandwidth management solutions market are:

- expertise and in-depth knowledge of applications;
- timeliness of new product introductions;
- ability to integrate in the existing network architecture without requiring network reconfigurations or desktop changes;
- ability to ensure end-user performance in addition to aggregate performance of the WAN access link;
- compatibility with industry standards;
- products that do not increase latency and packet loss;
- size and scope of distribution network;
- brand name; and
- access to customers and size of installed customer base.

Intellectual Property

We rely on a combination of patent, copyright and trademark laws, and on trade secrets, confidentiality provisions and other contractual provisions to protect our proprietary rights. These measures afford only limited protection. As of December 31, 2001 we have eight issued U.S. patents and twenty-two pending patent applications. We cannot assure you that our means of protecting our proprietary rights in the U.S. or abroad will be adequate or that competitors will not independently develop similar technologies. Our future success depends in part on our ability to protect our proprietary rights to the technologies used in our principal products. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use trade secrets or other information that we regard as proprietary. In addition, the laws of some foreign countries do not protect our proprietary rights as fully as do the laws of the

U.S. We cannot assure you that any issued patent will preserve our proprietary position, or that competitors or others will not develop technologies similar to or superior to our technology. Our failure to enforce and protect our intellectual property rights could harm our business, operating results and financial condition.

From time to time, third parties, including our competitors, have asserted patent, copyright and other intellectual property rights to technologies that are important to us. We expect that we will increasingly be subject to infringement claims as the number of products and competitors in the application-adaptive bandwidth management market grows and the functionality of products overlaps. The results of any litigation matter are inherently uncertain. In the event of an adverse result in any litigation with third parties that could arise in the future, we could be required to pay substantial damages, including treble damages if we are held to have willfully infringed, to cease the manufacture, use and sale of infringing products, to expend significant resources to develop non-infringing technology, or to obtain licenses to the infringing technology. Licenses may not be available from any third party that asserts intellectual property claims against us on commercially reasonable terms, or at all. In addition, litigation frequently involves substantial expenditures and can require significant management attention, even if we ultimately prevail.

Employees

As of December 31, 2001, Packeteer employed a total of 195 full-time employees. Of the total number of employees, 62 were in research and development, 58 in sales and customer service, 20 in marketing, 29 in operations and 26 in administration. Our employees are not represented by any collective bargaining agreement with respect to their employment by Packeteer.

RISK FACTORS

You should carefully consider the risks described below before making an investment decision. If any of the following risks actually occur, our business, financial condition or results of operations could be materially and adversely affected. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Our Limited Operating History and the Rapidly Evolving Market We Serve Makes Evaluating Our Business Prospects Difficult

We were incorporated in January 1996 and began shipping our products commercially in February 1997. Because of our limited operating history and the uncertain nature of the rapidly changing market that we serve, we believe the prediction of future results of operations is difficult. As an investor in our common stock, you should consider the risks and difficulties that we face as an early stage company in a new and rapidly evolving market. Some of the specific risks we face include our ability to:

- execute our sales and marketing strategy;
- maintain current and develop new relationships with key resellers, distributors, systems integrators and original equipment manufacturers, or OEMs; and
- expand our domestic and international sales efforts.

We Have a History of Losses and Profitability Will Be Difficult to Achieve and Sustain

We have incurred losses since we commenced operations in 1996 and profitability will be difficult to achieve and sustain. We may not generate a sufficient level of revenues to offset our expenditures or be able to adjust spending in a timely manner to respond to any unanticipated decline in revenues. We incurred net losses of $71.0, $9.4 and $10.9 million in 2001, 2000 and 1999 respectively. As of December 31, 2001, we had an accumulated deficit of $107.2 million. Although our revenues have continued to grow, we cannot be certain when or if we will realize sufficient revenues to achieve and sustain profitability. If revenues grow slower than we anticipate or if operating expenditures exceed our expectations or cannot be adjusted accordingly, we may experience additional losses on a quarterly and annual basis.

The Average Selling Prices of Our Products Could Decrease Rapidly Which May Negatively Impact Gross Margins and Revenues

We may experience substantial period-to-period fluctuations in future operating results due to the erosion of our average selling prices. The average selling prices of our products could decrease in the future in response to competitive pricing pressures, increased sales discounts, new product introductions by us or our competitors or other factors. Therefore, to maintain our gross margins, we must develop and introduce on a timely basis new products and product enhancements and continually reduce our product costs. Our failure to do so would cause our revenue and gross margins to decline.

Our Future Operating Results May Not Meet Analysts' Expectations and May Fluctuate Significantly, Which Could Adversely Affect Our Stock Price

We believe that period-to-period comparisons of our operating results cannot be relied upon as an indicator of our future performance. Our operating results may be below the expectations of public market analysts or investors in some future quarter. If this occurs, the price of our common stock would likely decrease. Our operating results are likely to fluctuate in the future on both a quarterly and an annual basis due to a number of factors, many of which are outside our control. Factors that could cause our operating results to fluctuate include variations in:

- the timing and size of orders and shipments of our products;
- the amount and timing of revenues from OEMs;
- the mix of products we sell;
- the mix of channels through which those products are sold;
- the average selling prices of our products; and
- the amount and timing of our operating expenses.

In the past, we have experienced fluctuations in operating results. These fluctuations resulted primarily from variations in the mix of products sold and variations in channels through which products were sold. Research and development expenses have fluctuated due to increased prototype expenses and consulting fees related to the launch of new products and increased personnel expenses. Sales and marketing expenses have fluctuated due to increased personnel expenses, expenditures related to trade shows and the launch of new products. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for detailed information on our annual operating results.

If the Application Traffic and Bandwidth Management Solutions Market Fails to Grow, Our Business Will Fail

The market for application performance infrastructure solutions is in an early stage of development and its success is not guaranteed. Therefore, we cannot accurately assess the size of the market, the products needed to address the market, the optimal distribution strategy, or the competitive environment that will develop. In order for us to be successful, our potential customers must recognize the value of more sophisticated bandwidth management solutions, decide to invest in the management of their networks and the performance of important business software applications and, in particular, adopt our bandwidth management solutions. The growth of the bandwidth management solutions market also depends upon a number of factors, including the availability of inexpensive bandwidth, especially in international markets, and the growth of wide area networks.

If Our International Sales Efforts Are Unsuccessful, Our Business Will Fail to Grow

The failure of our indirect partners to sell our products internationally will harm our business. Sales to customers outside of North America accounted for 55% and 54% of our total net revenues in fiscal 2001 and 2000, respectively. Our ability to grow will depend in part on the expansion of international sales, which will require success on the part of our resellers, distributors, systems integrators and OEMs in marketing our products.

We intend to expand operations in our existing international markets and to enter new international markets, which will demand management attention and financial commitment. We may not be able to successfully expand our international operations. In addition, a successful expansion of our international operations and sales in foreign markets will require us to develop relationships with suitable indirect channel partners operating abroad. We may not be able to identify, attract or retain these indirect channel partners.

Furthermore, to increase revenues in international markets, we will need to continue to establish foreign operations, to hire additional personnel to run these operations and to maintain good relations with our foreign indirect channel partners. To the extent that we are unable to successfully do so, our growth in international sales will be limited.

Our international sales are currently all U.S. dollar-denominated. As a result, an increase in the value of the U.S. dollar relative to foreign currencies could make our products less competitive in international markets. In the future, we may elect to invoice some of our international customers in local currency. Doing so will subject us to fluctuations in exchange rates between the U.S. dollar and the particular local currency.

If We Are Unable to Develop and Maintain Strong Partnering Relationships with Our Indirect Channel Partners, or if Their Sales Efforts on Our Behalf Are Not Successful, Our Sales May Suffer and Our Revenues May Not Increase

We rely primarily on an indirect distribution channel consisting of resellers, distributors, systems integrators and OEMs for our revenues. Because many of our indirect channel partners also sell competitive products, our success and revenue growth will depend on our ability to develop and maintain strong cooperative relationships with significant indirect channel partners, as well as on the sales efforts and success of those indirect channel partners.

We cannot assure you that our indirect channel partners will market our products effectively or continue to devote the resources necessary to provide us with effective sales, marketing and technical support. In order to support and develop leads for our indirect distribution channels, we plan to continue to expand our field sales and support staff as needed. We cannot assure you that this internal expansion will be successfully completed, that the cost of this expansion will not exceed the revenues generated or that our expanded sales and support staff will be able to compete successfully against the significantly more extensive and well-funded sales and marketing operations of many of our current or potential competitors. In addition, our indirect channel agreements are generally not exclusive and one or more of our channel partners may compete directly with another channel partner for the sale of our products in a particular region or market. This may cause such channel partners to stop or reduce their efforts in marketing our products. Our inability to effectively establish or manage our distribution channels would harm our sales.

Our Reliance on Sales of Our Products by Others Makes It Difficult to Predict Our Revenues and Results of Operations

The timing of our revenues is difficult to predict because of our reliance on indirect sales channels and the variability of our sales cycle. The length of our sales cycle for sales through our indirect channel partners to our end users may vary substantially depending upon the size of the order and the distribution channel through which our products are sold. We expect to have difficulties in predicting revenues from OEMs because we are unable to forecast unit sales of their products that incorporate our technology.

If revenues forecasted in a particular quarter do not occur in that quarter, our operating results for that quarter could be adversely affected. Furthermore, because our expense levels are based on our expectations as to future revenue and to a large extent are fixed in the short term, a substantial reduction or delay in sales of our products or the loss of any significant indirect channel partner could harm our business.

Our Products Currently Consist of the Packetshaper, Appvantage and Appcelera Systems and Packetwise Software, and All of Our Current Revenues and a Significant Portion of Our Future Growth Depends on Their Commercial Success

All of our current revenues and a significant portion of our future growth depend on the commercial success of our PacketShaper, AppVantage and AppCelera products and PacketWise software, which are the primary products that we currently offer. If our target customers do not widely adopt, purchase and successfully deploy the PacketShaper, AppVantage and AppCelera products or PacketWise software, our revenues will not grow significantly or at all.

Introduction of Our New Products May Cause Customers to Defer Purchases of Our Existing Products Which Could Harm Our Operating Results

When we announce new products or product enhancements that have the potential to replace or shorten the life cycle of our existing products, customers may defer purchasing our existing products. These actions could harm our operating results by unexpectedly decreasing sales, increasing our inventory levels of older products and exposing us to greater risk of product obsolescence.

Our Reliance on SMTC for All of Our Manufacturing Requirements Could Cause Us to Lose Orders if this Third Party Manufacturer Fails to Satisfy Our Cost, Quality and Delivery Requirements

We currently contract with SMTC Corporation, for the manufacture of all of our current products. Any manufacturing disruption could impair our ability to fulfill orders. Our future success will depend, in significant part, on our ability to have others manufacture our products cost-effectively and in sufficient volumes. We face a number of risks associated with our dependence on third-party manufacturers including:

- reduced control over delivery schedules;
- the potential lack of adequate capacity during periods of excess demand;
- manufacturing yields and costs;
- quality assurance; and
- increases in prices and the potential misappropriation of our intellectual property.

We have no long-term contracts or arrangements with any of our vendors that guarantee product availability, the continuation of particular payment terms or the extension of credit limits. We have experienced in the past, and may experience in the future, problems with our contract manufacturer, such as inferior quality, insufficient quantities and late delivery of product. To date, these problems have not materially adversely affected us. We may not be able to obtain additional volume purchase or manufacturing arrangements on terms that we consider acceptable, if at all. If we enter into a high-volume or long-term supply arrangement and subsequently decide that we cannot use the products or services provided for in the agreement, our business will be harmed. We cannot assure you that we can effectively manage our contract manufacturer or that this manufacturer will meet our future requirements for timely delivery of products of sufficient quality or quantity. Any of these difficulties could harm our relationships with customers and cause us to lose orders.

In the future, we may seek to use additional contract manufacturers. We may experience difficulty in locating and qualifying suitable manufacturing candidates capable of satisfying our product specifications or quantity requirements. Further, new third-party manufacturers may encounter difficulties in the manufacture of our products resulting in product delivery delays.

Most of the Components for Our Products Come from Single or Limited Sources, and We Could Lose Sales if These Sources Fail to Satisfy Our Supply Requirements

Almost all of the components used in our products are obtained from single or limited sources. Our products have been designed to incorporate a particular set of components. As a result, our desire to change the components of our products or our inability to obtain suitable components on a timely basis would require engineering changes to our products before we could incorporate substitute components.

We do not have any long-term supply contracts to ensure sources of supply. If our contract manufacturers fail to obtain components in sufficient quantities when required, our business could be harmed. Our suppliers also sell products to our competitors. Our suppliers may enter into exclusive arrangements with our competitors, stop selling their products or components to us at commercially reasonable prices or refuse to sell their products or components to us at any price. Our inability to obtain sufficient quantities of sole-sourced or limited-sourced components, or to develop alternative sources for components or products would harm our ability to grow our business.

Sales to Large Customers Would Be Difficult to Replace if Lost

A limited number of indirect channel partners have accounted for a large part of our revenues to date and we expect that this trend will continue. Because our expense levels are based on our expectations as to future revenue and to a large extent are fixed in the short term, any significant reduction or delay in sales of our products to any significant indirect channel partner or unexpected returns from these indirect channel partners could harm our business. Sales to one customer, Alternative Technology, Inc., accounted for 22% of total net revenues in 2001 and 12% in 2000. There were no other customers who accounted for 10% or more of net revenues in 2001 or 2000. No one customer accounted for more than 10% of net revenues in 1999. We expect that our largest customers in the future could be different from our largest customers today. End users can stop purchasing and indirect channel partners can stop marketing our products at any time. We cannot assure you that we will retain these indirect channel partners or that we will be able to obtain additional or replacement partners. The loss of one or more of our key indirect channel partners or the failure to obtain and ship a number of large orders each quarter could harm our operating results and liquidity.

Any Acquisitions We Make Could Result in Dilution to Our Existing Shareholders and Difficulties in Successfully Managing Our Business

We continually evaluate strategic acquisitions of other businesses. Our consummation of the acquisition of other businesses would subject us to a number of risks, including the following:

- difficulty in integrating the acquired operations and retaining acquired personnel;
- limitations on our ability to retain acquired distribution channels and customers;
- diversion of management's attention and disruption of our ongoing business; and
- limitations on our ability to successfully incorporate acquired technology and rights into our product and service offerings and maintain uniform standards, controls, procedures, and policies.

Furthermore, we may incur indebtedness or issue equity securities to pay for future acquisitions. The issuance of equity or convertible debt securities could be dilutive to our existing shareholders.

Our Inability to Attract and Retain Qualified Personnel Could Significantly Interrupt Our Business Operations

Our future success will depend, to a significant extent, on the ability of our management to operate effectively, both individually and as a group. We are dependent on our ability to attract, retain and motivate high caliber key personnel. We currently have a small indirect channel partner and end-user service and support organization and will need to increase our staff to support new indirect channel partners and end users and the expanding needs of existing indirect channel partners and end users. Additionally, we rely on qualified systems engineers and service and support personnel to provide pre- and post-sales technical support for our products. Competition for qualified personnel in the networking industry, including systems engineers, sales and service and support personnel, is intense, and we may not be successful in attracting and retaining such personnel. There may be only a limited number of persons with the requisite skills to serve in these key positions and it may become increasingly difficult to hire such persons. Our business will suffer if we encounter delays in hiring these additional personnel.

Competitors and others have in the past and may in the future attempt to recruit our employees. We do not have employment contracts with any of our personnel. The loss of services of any of our senior management could negatively impact our ability to carry our business plan.

We May Be Unable to Compete Effectively with Other Companies in Our Market Sector Who Are Substantially Larger and More Established and Who Have Significantly Greater Resources Than Our Company

We compete in a new, rapidly evolving and highly competitive sector of the networking technology market. We expect competition to persist and intensify in the future from a number of different sources. Increased competition could result in reduced prices and gross margins for our products and could require increased spending by us on research and development, sales and marketing and customer support, any of which could harm our business. We compete with Cisco Systems, Inc. and CheckPoint Software Technologies Ltd., which sell products incorporating competing technologies. We also compete with several small private companies which utilize competing technologies to provide bandwidth management. In addition, our products and technology compete for information technology budget allocations with products that offer monitoring capabilities, such as probes and related software. Lastly, we face indirect competition from companies that offer enterprises and service providers increased bandwidth and infrastructure upgrades that increase the capacity of their networks, which may lessen or delay the need for bandwidth management solutions.

Many of our competitors are substantially larger than we are and have significantly greater financial, sales and marketing, technical, manufacturing and other resources and more established distribution channels. These competitors may be able to respond more rapidly to new or emerging technologies and changes in customer requirements or devote greater resources to the development, promotion and sale of their products than we can. We have encountered, and expect to encounter, customers who are extremely confident in and committed to the product offerings of our competitors. Furthermore, some of our competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties to increase their ability to rapidly gain market share by addressing the needs of our prospective customers. These competitors may enter our existing or future markets with solutions that may be less expensive, provide higher performance or additional features or be introduced earlier than our solutions. Given the market opportunity in the bandwidth management solutions market, we also expect that other companies may enter our market with alternative products and technologies, which could reduce the sales or market acceptance of our products and services, perpetuate intense price competition or make our products obsolete. If any technology that is competing with ours is or becomes more reliable, higher performing, less expensive or has other advantages over our technology, then the demand for our products and services would decrease, which would harm our business.

If We Do Not Expand or Enhance Our Product Offerings or Respond Effectively to Technological Change, Our Business May Not Grow

Our future performance will depend on the successful development, introduction and market acceptance of new and enhanced products that address customer requirements in a cost-effective manner. We cannot assure you that our technological approach will achieve broad market acceptance or that other technologies or solutions will not supplant our approach. The application performance infrastructure solutions market is characterized by rapid technological change, frequent new product introductions, changes in customer requirements and evolving industry standards. The introduction of new products, market acceptance of products based on new or alternative technologies, or the emergence of new industry standards, could render our existing products obsolete or make it easier for other products to compete with our products. Developments in router-based queuing schemes could also significantly reduce demand for our product. Alternative technologies, including packet-queuing technology, could achieve widespread market acceptance. Our future success will depend in large part upon our ability to:

- develop and maintain competitive products;
- enhance our products by adding innovative features that differentiate our products from those of our competitors;
- bring products to market on a timely basis at competitive prices;
- identify and respond to emerging technological trends in the market; and
- respond effectively to new technological changes or new product announcements by others.

We have in the past experienced delays in product development which to date have not materially adversely affected us. However, these delays may occur in the future and could result in a loss of customers and market share.

If We Are Unable to Effectively Manage Our Growth, We May Experience Operating Inefficiencies and Have Difficulty Meeting Demand for Our Products

We have rapidly and significantly expanded our operations and anticipate that further significant expansion may be required to address potential growth in our customer base and market opportunities. This expansion could place a significant strain on our management, products and support operations, sales and marketing personnel and other resources, which could harm our business.

In the future, we may experience difficulties meeting the demand for our products and services. The use of our products requires training, which is provided by our channel partners, as well as ourselves. If we are unable to provide training and support for our products in a timely manner, the implementation process will be longer and customer satisfaction may be lower. In addition, our management team may not be able to achieve the rapid execution necessary to fully exploit the market for our products and services. We cannot assure you that our systems, procedures or controls will be adequate to support the anticipated growth in our operations.

We may not be able to install management information and control systems in an efficient and timely manner, and our current or planned personnel, systems, procedures and controls may not be adequate to support our future operations.

Our Products May Have Errors or Defects that We Find After the Products Have Been Sold, Which Could Negatively Affect Our Revenues, the Market Acceptance of Our Products and Increase Our Costs

Our products are complex and may contain undetected defects, errors or failures in either the hardware or software. In addition, because our products plug into our end users' existing networks — they can directly affect the functionality of the network. Furthermore, end users rely on our products to maintain acceptable service levels. We have in the past encountered errors in our products, which in a few instances resulted in network failures and in a number of instances resulted in degraded service. To date, these errors have not materially adversely affected us. Additional errors may occur in our products in the future. The occurrence of defects, errors or failures could result in the failure of our customer's network or mission-critical applications, delays in installation, product returns and other losses to us or to our customers or end users. In addition, we would have limited experience responding to new problems that could arise with any new products that we introduce. These occurrences could also result in the loss of or delay in market acceptance of our products, which could harm our business.

We may also be subject to liability claims for damages related to product errors. While we carry insurance policies covering this type of liability, these policies may not provide sufficient protection should a claim be asserted. A material product liability claim may harm our business.

Failure to Adequately Protect Our Intellectual Property Would Result in Significant Harm to Our Business

Our success depends significantly upon our proprietary technology and our failure or inability to protect our proprietary technology would result in significant harm to our business. We rely on a combination of patent, copyright and trademark laws, and on trade secrets, confidentiality provisions and other contractual provisions to protect our proprietary rights. These measures afford only limited protection. As of December 31, 2001 we have eight issued U.S. patents and twenty-two pending patent applications. Our means of protecting our proprietary rights in the U.S. or abroad may not be adequate and competitors may independently develop similar technologies. Our future success will depend in part on our ability to protect our proprietary rights and the technologies used in our principal products. Despite our efforts to protect our proprietary rights and technologies unauthorized parties may attempt to copy aspects of our products or to obtain and use trade secrets or other information that we regard as proprietary. Legal proceedings to enforce our intellectual property rights could be burdensome and expensive and could involve a high degree of uncertainty. These legal proceedings may also divert management's attention from growing our business. In addition, the laws of some foreign countries do not protect our proprietary rights as fully as do the laws of the U.S. Issued patents may not preserve our proprietary position. If we do not enforce and protect our intellectual property, our business will suffer substantial harm.

Claims by Others that We Infringe on Their Intellectual Property Rights Could Be Costly to Defend and Could Harm Our Business

We may be subject to claims by others that our products infringe on their intellectual property rights. These claims, whether or not valid, could require us to spend significant sums in litigation, pay damages, delay product shipments, reengineer our products or acquire licenses to such third-party intellectual property. We may not be able to secure any required licenses on commercially reasonable terms, or at all. We expect that we will increasingly be subject to infringement claims as the number of products and competitors in the bandwidth management solutions market grows and the functionality of products overlaps. Any of these claims or resulting events could harm our business.

If Our Products Do Not Comply with Evolving Industry Standards and Government Regulations, Our Business Could Be Harmed

The market for bandwidth management solutions is characterized by the need to support industry standards as these different standards emerge, evolve and achieve acceptance. In the United States, our products must comply with various regulations and standards defined by the Federal Communications Commission and Underwriters Laboratories. Internationally, products that we develop may be required to comply with standards established by telecommunications authorities in various countries as well as with recommendations of the International Telecommunication Union. To remain competitive we must continue to introduce new products and product enhancements that meet these emerging U.S. and International standards. However, in the future we may not be able to effectively address the compatibility and interoperability issues that arise as a result of technological changes and evolving industry standards. Failure to comply with existing or evolving industry standards or to obtain timely domestic or foreign regulatory approvals or certificates could harm our business.

Our Growth and Operating Results Would Be Impaired If We Are Unable to Meet Our Future Capital Requirements

We currently anticipate that our existing cash and investment balances and available line of credit will be sufficient to meet our liquidity needs for the foreseeable future. However, we may need to raise additional funds if our estimates of revenues, working capital or capital expenditure requirements change or prove inaccurate or in order for us to respond to unforeseen technological or marketing hurdles or to take advantage of unanticipated opportunities.

In addition, we expect to review potential acquisitions that would complement our existing product offerings or enhance our technical capabilities. While we have no current agreements or negotiations underway with respect to any such acquisition, any future transaction of this nature could require potentially significant amounts of capital. These funds may not be available at the time or times needed, or available on terms acceptable to us. If adequate funds are not available, or are not available on acceptable terms, we may not be able to take advantage of market opportunities to develop new products or to otherwise respond to competitive pressures.

Certain Provisions of Our Charter and of Delaware Law Make a Takeover of Packeteer More Difficult, Which Could Lower the Market Price of the Common Stock

Our corporate documents and Section 203 of the Delaware General Corporation Law could discourage, delay or prevent a third party or a significant stockholder from acquiring control of Packeteer. In addition, provisions of our certificate of incorporation may have the effect of discouraging, delaying or preventing a merger, tender offer or proxy contest involving Packeteer. Any of these anti-takeover provisions could lower the market price of the common stock and could deprive our stockholders of the opportunity to receive a premium for their common stock that they might otherwise receive from the sale of Packeteer.

Item 2. *Properties*

We lease approximately 40,800 square feet of administrative and research and development facilities in Cupertino, California. We believe our current facilities will be sufficient to handle our operations for at least the next 12 months. We believe that we can accommodate future growth by leasing the necessary additional space. Packeteer leases offices in the following domestic locations: Bedminster, New Jersey; Dallas, Texas; Irvine, California; and Schaumburg, Illinois; In addition, we have international leased offices located in Canada, Australia, Hong Kong, Singapore, Japan, England, Germany, France, Korea and The Netherlands.

Item 3. *Legal Proceedings*

In November 2001, Packeteer, certain company officers and directors, and its underwriters were named as defendants in a securities class-action lawsuit filed in the United States District Court for the Southern District of New York. The complaint, captioned Antoniono v. Packeteer, Inc. et. al., alleges violations of Sections 11, 12(a)2 and 15 of the Securities Act of 1933, as amended, Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder on behalf of a purported class of purchasers of Packeteer common stock between July 27, 1999 and December 6, 2000. The plaintiffs seek unspecified damages.

Various plaintiffs have filed similar actions asserting virtually identical allegations against more than 300 other issuers. These cases have all been assigned to the Hon. Shira A. Scheindlin for coordination and decisions on pretrial motions, discovery, and related matters other than trial. We believe that we have meritorious defenses to the lawsuit and will defend ourselves vigorously in the litigation. An unfavorable resolution of the actions could have a material adverse effect on our business, results of operations and financial condition. As of December 31, 2001 no accrual for this contingency has been recorded.

The Company is routinely involved in legal and administrative proceedings incidental to its normal business activities and believes that these matters will not have a material adverse effect on financial position, results of operations or cash flows.

Item 4. *Submission of Matter to a Vote of Security Holders*

Not applicable.

Item 5. *Market for Registrant's Common Stock and Related Stockholder Matters*

Our common stock has been quoted on the Nasdaq National Market under the symbol "PKTR" since our initial public offering on July 28, 1999. Prior to this time, there was no public market for our common stock. The following table shows the high and low closing prices per share of our common stock as reported on the Nasdaq National Market for the periods indicated:

	High	Low
Fiscal 2001:		
Fourth Quarter	$8.71	$2.83
Third Quarter	11.92	3.03
Second Quarter	12.53	2.13
First Quarter	20.13	3.03
Fiscal 2000:		
Fourth Quarter	37.94	9.50
Third Quarter	51.06	29.00
Second Quarter	31.31	12.00
First Quarter	67.13	34.63

As of February 28, 2002, there were approximately 520 registered holders of our common stock. We have never declared or paid any dividends on our capital stock. We currently expect to retain future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. The covenants under our Loan and Security Agreement with Silicon Valley Bank prohibit us from paying cash dividends.

Two Packeteer executives have informed us that, in order to diversify their investment portfolios while avoiding conflicts of interest or the appearance of any such conflict that might arise from their position with the company, they have established a written plan in accordance with SEC Rule 10b5-1 for gradually liquidating a portion of their holdings of our common stock. Craig W. Elliott, President and CEO and Brett D. Galloway, Vice President of Corporate Development have established plans which call for sales of a specific number of shares of stock per month, subject to certain contingencies relating to prevailing stock price.

Item 6. *Selected Financial Data*

The selected consolidated financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements of Packeteer, Inc. and the notes thereto included elsewhere in this report. The historical results are not necessarily indicative of the operating results to be expected in the future.

	Years Ended December 31,				
	2001	2000	1999	1998	1997
	(In thousands, except per share data)				
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:					
Net revenues	$ 46,661	$ 41,097	$ 18,441	$ 7,230	$ 1,413
Cost of revenues	13,867	12,585	5,286	2,386	457
Amortization of acquired technology	1,199	678	—	—	—
Gross profit	31,595	27,834	13,155	4,844	956
Operating expenses:					
Research and development*	11,697	8,760	5,164	2,779	2,932
Sales and marketing*	22,417	18,614	13,737	8,866	3,210
General and administrative*	5,704	4,824	2,936	1,750	934
Amortization of goodwill	11,017	6,424	—	—	—
Impairment of goodwill and intangibles	52,552	—	—	—	—
Amortization of stock-based compensation	1,233	1,683	3,088	537	—
Total operating expenses	104,620	40,305	24,925	13,932	7,076
Net loss from operations	(73,025)	(12,471)	(11,770)	(9,088)	(6,120)
Interest and other income	3,170	4,020	1,757	367	238
Interest and other expense	(1,133)	(618)	(863)	(78)	(27)
Net loss before income taxes	(70,988)	(9,069)	(10,876)	(8,799)	(5,909)
Provision for income taxes	—	300	—	—	—
Net loss	$(70,988)	$ (9,369)	$(10,876)	$(8,799)	$(5,909)
Basic and diluted net loss per share	$ (2.40)	$ (0.35)	$ (0.71)	$ (1.54)	$ (1.82)
Shares used in computing basic and diluted net loss per share	29,559	27,152	15,343	5,709	3,253
*Excludes amortization of deferred stock-based compensation of the following:					
Research and development	$ 663	$ 558	$ 459	$ 86	$ —
Sales and marketing	442	892	2,184	436	—
General and administrative	128	233	445	15	—

	December 31,				
	2001	2000	1999	1998	1997
	(In thousands)				
CONSOLIDATED BALANCE SHEET DATA:					
Cash, cash equivalents and investments	$62,221	$ 62,206	$65,158	$4,477	$2,416
Working capital	52,723	51,958	51,285	3,501	2,611
Total assets	73,005	144,281	70,821	8,570	4,935
Long-term obligations	1,289	3,215	839	739	356
Total stockholders' equity	56,624	124,133	59,120	3,759	2,804

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following discussion should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this report. Except for historical information, the discussion in this report contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of a number of factors, including the risks described in the section titled "RISK FACTORS."

Overview

Packeteer is a leading provider of application performance infrastructure systems designed to provide enterprises and service providers a layer of control for applications delivered across intranets, extranets and the Internet. Packeteer's products — powered by PacketWise® software — are designed to ensure end-to-end quality of service (QoS) for networked applications and managed services, enhancing users' quality of experience through comprehensive bandwidth, traffic, content, service-level and policy management. Packeteer's PacketShaper family of products, the PacketShaper® and AppVantage™ systems, integrates application discovery, analysis, control and reporting technologies that are required for proactive application performance and bandwidth management. The AppCelera™ family of Internet acceleration appliances employs secure socket layer ("SSL") acceleration and advanced content compression, transformation and caching technologies to improve response times of mission critical enterprise, eBusiness and eCommerce web applications.

Packeteer's products are deployed by Global 2000 corporations and service providers, and sold through an established network of more than 100 resellers, distributors, system-integrators and OEMs in more than 50 countries. Our products are built on hardware platforms based on Intel-compatible microprocessor technologies. In addition, PacketWise software is licensed by major communications industry partners who integrate the software into specific strategic networking solutions. We primarily use indirect channels, resellers, distributors, system integrators and OEMS, to leverage the reach of our sales force and to obtain worldwide coverage. Our sales and marketing efforts are used to develop brand awareness and support our indirect channels. We have subsidiaries in Hong Kong, Japan, The Netherlands, England, Germany, France, Denmark, Australia, Caymans and Canada. To date, we have shipped more than 17,000 units.

We were incorporated in January 1996. From our inception through January 1997, our operating activities related primarily to establishing a research and development organization, developing and testing prototype designs, establishing a sales and marketing organization and developing customer, vendor and manufacturing relationships. We shipped our first product in February 1997. Since then, we have focused on developing additional products and product enhancements, building our worldwide indirect sales channel and establishing our sales, marketing and customer support organizations. Since inception, we have incurred significant losses and as of December 31, 2001, had an accumulated deficit of $107.2 million.

In order to further the growth of our business, we sold 4,600,000 shares of common stock in our initial public offering on July 28, 1999, which raised approximately $62.6 million net of fees and expenses.

We have a limited operating history. We have incurred losses since we commenced operations in 1996 and profitability will be difficult to achieve and sustain. We expect to continue to incur significant sales and marketing, product development and administrative expenses and, as a result, will need to generate significant quarterly revenues to achieve and then maintain profitability.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to inventory valuation, valuation of long-lived assets, valuation allowances including sales return reserves and allowance for doubtful accounts, and other liabilities, specifically warranty reserves. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

The items in our financial statements requiring the most significant estimates and judgment are as follows:

Revenue recognition. Product revenue consists primarily of sales of our PacketShaper, AppVantage and AppCelera products, which include hardware, as well as software licenses. Service revenue consists primarily of maintenance revenue and, to a lesser extent, training revenue.

The Company applies the provisions of Statement of Position 97-2, "Software Revenue Recognition," as amended by Statement of Position 98-9, "Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions," to all transactions involving the sale of hardware and software products. Revenue is generally recognized when all of the following criteria are met as set forth in paragraph 8 of SOP 97-2:

- persuasive evidence of an arrangement exists,
- delivery has occurred,
- the fee is fixed or determinable, and
- collectibility is reasonably assured.

Receipt of a customer purchase order is persuasive evidence of an arrangement. Sales through our distribution channel are evidenced by an agreement governing the relationship together with purchase orders on a transaction-by-transaction basis.

Delivery generally occurs when product is delivered to a common carrier from Packeteer or its designated fulfillment house. For maintenance contracts, delivery is deemed to occur ratably over the contract period.

The Company's fees are typically considered to be fixed or determinable at the inception of the arrangements. The fee the Company's customers pay for its products is negotiated at the outset of an arrangement, and is generally based on specific products and quantities to be delivered. In the event payment terms are provided that differ significantly from our standard business practices, the fees are deemed to not be fixed or determinable and revenue is recognized as the fees become due and payable.

We assess collectibility based on a number of factors, including credit worthiness of the customer and past transaction history of the customer.

This revenue recognition policy is modified under certain circumstances as follows: Product revenue on sales to major new distributors are recorded based on sell-through to the end user customers until such time as the Company has established significant experience with the distributor's product return and exchange activity. Additionally, when the Company introduces new product into its distribution channel for which there is no historical customer demand or acceptance history, revenue is recognized on the basis of sell-through to end user customers.

The Company has analyzed all of the elements included in its multiple element arrangements and has determined that it has sufficient vendor specific objective evidence (VSOE) to allocate revenue to the maintenance component of its product and to training. VSOE is based upon separate sales of maintenance renewals and training to other customers. Accordingly, assuming other revenue recognition criteria are met, revenue from product sales is recognized upon delivery using the residual method in accordance with SOP 98-9, revenue from maintenance is recognized ratably over the maintenance term and revenue from training is recognized when the training has taken place. To date, training revenues have not been material.

Inventory valuation. Inventories consist primarily of finished goods and are stated at the lower of cost (on a first-in, first-out basis) or market. We currently contract with SMTC for the manufacture of all of our products. We record inventory reserves for excess and obsolete inventories based on historical usage and forecasted demand. Factors which could cause our forecasted demand to prove inaccurate include our reliance on indirect sales channels and the variability of our sales cycle; the potential of announcements of our new products or enhancements to replace or shorten the life cycle of our current products, or cause customers to defer their purchases; loss of sales due to product shortages; and the potential of new or alternative technologies achieving widespread market acceptance and thereby rendering our existing products obsolete. If future demand or market conditions are less favorable than our projections, additional inventory write-downs may be required and would be reflected in cost of sales in the period the revision is made.

Valuation of Long-Lived and Intangible Assets and Goodwill. The Company regularly performs reviews to determine if the carrying value of its long-lived assets is impaired. The purpose for the review is to identify any facts or circumstances, either internal or external, which indicate that the carrying value of the assets cannot be recovered. Such facts or circumstances might include significant underperformance relative to expected historical or projected future operating results or significant negative industry or economic trends. If such indicators are present, we determine whether the sum of the estimated undiscounted cash flows attributable to the assets in question is less than their carrying value. If less, we recognize an impairment loss based on the excess carrying amount of the assets over their respective fair values. If quoted market prices for assets are not available, the fair value is estimated based on the present value of expected future cash flows. The fair value of the asset then becomes the asset's new carrying value.

During the third quarter of 2001, the Company performed an assessment of the carrying value of the goodwill and other intangible assets related to its acquisition of Workfire Technologies International, Inc. pursuant to the Company's stated policy as described in Note 1 to the Financial Statements. Management's determination of the existence of impairment indicators included continued general economic slowing, broad based declines in the values of networking technologies and a review of current, historical and future projections of cash flows related to these assets. The conclusion of the assessment was a determination that the carrying value of the goodwill and other intangible assets exceeded its fair value. The fair value was determined based on Company projections of the present value of future net cash flows to be generated over the expected lives of these assets. Accordingly, the Company recorded an impairment charge of $52.6 million during the third quarter of 2001 for the entire unamortized balance.

In July 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. Any goodwill or other intangible assets recorded in the future will be tested for impairment on an annual basis according to the specific guidance in the statement.

Sales return reserve and allowance for doubtful accounts. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Specifically, management must make estimates of potential future product returns related to current period product revenue. When providing for sales return reserves, management analyzes historical return rates as it is the primary indicator for estimating future returns. Judgments and estimates must be made in connection with establishing the sales return reserve. Material differences may result in the amount and timing of our revenue for any period if management made different judgments or used different estimates. The sales return reserve liability balance at December 31, 2001 and 2000 was $331,000 and $460,000, respectively. Management must also make estimates of the uncollectibility of accounts receivable. When evaluating the adequacy of the allowance for doubtful accounts, management reviews the aged receivables on an account-by-account basis, taking into consideration such factors as age of the receivables, customer history and projected or estimated continued credit-worthiness, as well as general economic and industry trends. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances could be required. The allowance for doubtful accounts was $132,000 and $223,000 at December 31, 2001 and 2000, respectively.

Warranty reserves. Upon shipment of products to its customers, the Company provides for the estimated cost to repair or replace products that may be returned under warranty. The Company's warranty period is typically 12 months from the date of shipment to the end user customer. For existing products, the reserve is estimated based on actual historical experience. For new products, the required reserve is based on historical experience of similar products until such time as sufficient historical data has been collected on the new product. Factors that may impact our warranty costs in the future include our reliance on our contract manufacturer to provide quality product in a timely manner and the fact that our products are complex and may contain undetected defects, errors or failures in either the hardware or the software which could affect the functionality of our customer's network or mission-critical applications. To date, these problems have not materially adversely affected us. Warranty reserves amounted to $552,000 and $577,000 at December 31, 2001 and 2000, respectively.

Results of Operations

The following table sets forth certain financial data as a percentage of net revenues for the periods indicated. These historical operating results are not necessarily indicative of the results for any future period.

	2001	2000	1999
Net revenues	100%	100%	100%
Cost of revenues	30	31	29
Amortization of acquired technology	2	1	—
Gross margin	68	68	71
Operating expenses:			
Research and development	25	21	28
Sales and marketing	48	45	74
General and administrative	12	12	16
Amortization of goodwill	24	16	—
Impairment of goodwill and intangibles	113	—	—
Amortization of stock-based compensation	3	4	17
Total operating expenses	225	98	135
Net loss from operations	(157)	(30)	(64)
Interest and other income	7	10	10
Interest and other expense	(2)	(2)	(5)
Net loss before income taxes	(152)	(22)	(59)
Provision for income taxes	—	(1)	—
Net loss	(152)%	(23)%	(59)%

Net Revenues

Product revenues consist primarily of sales of our PacketShaper, AppVantage and AppCelera products. Service revenues consist primarily of maintenance revenues and, to a lesser extent, training revenues.

Net revenues increased to $46.7 million in fiscal 2001 from $41.1 million in fiscal 2000 and from $18.4 million in fiscal 1999. Product revenues increased to $41.1 million in fiscal 2001 from $38.1 million in fiscal 2000 and from $17.7 million in fiscal 1999. The increase from 2000 to 2001 was due to a more favorable product mix, with sales of our PacketShaper 6500 Edition models, introduced in the fourth quarter of fiscal 2000, showing the largest growth in 2001. The increase from 1999 to 2000 was due to the increased number of units sold as a result of increased channel and market development and product acceptance. Service revenues increased to $5.6 million in fiscal 2001 from $3.0 million in fiscal 2000 and from $0.7 million in 1999 due mainly to increases in the number of units on maintenance.

In fiscal 2001 and 2000, one customer, Alternative Technology, Inc., accounted for 22% and 12% of net revenues, respectively. No other customer accounted for 10% or more of revenues in 2001 or 2000. No one customer accounted for 10% or more of sales in 1999. Sales to the top 10 indirect channel partners accounted for 59%, 46% and 37% of net revenues for fiscal 2001, 2000 and 1999, respectively. See Note 14 of the notes to consolidated financial statements.

We believe that our current value proposition, which enables our enterprise customers to get more value out of existing network resources and improved performance of their critical applications, combined with the anticipated economic recovery, should allow us to grow our business again in 2002. Our future profitability and rate of growth, if any, will be directly affected by the continued acceptance of our product in the marketplace, as well as the timing and size of orders and shipments, product mix, average selling price of our products and general economic conditions. Our growth rate and net revenue depend significantly on continued growth in the application traffic and bandwidth solutions market, our ability to develop and maintain strong partnering relationships with our indirect channel partners and our ability to expand or enhance our product offerings or respond to technological change. Our growth in service revenues is dependent upon increasing the number of units on maintenance, which is dependent on both growing our installed base and renewing existing maintenance contracts. Our failure to successfully convince the market of our value proposition and maintain strong relationships with our indirect channel partners to ensure the success of their selling efforts on our behalf, would adversely impact our net revenues and operating results.

Cost of Revenues

Our cost of revenues (excluding amortization of acquired technology) consists of the cost of finished products purchased from our turnkey contract manufacturer and overhead costs. Our cost of revenues increased to $13.9 million in fiscal 2001 from $12.6 million in fiscal 2000 and from $5.3 million in fiscal 1999. The cost of revenues represented 30%, 31% and 29% of net revenues in fiscal 2001, 2000, and 1999, respectively. The percentage decrease from fiscal 2000 to fiscal 2001 was due to reductions in manufacturing and other product costs, specifically certain component costs, partially offset by increases in overhead costs, including service support costs. The percentage increase from fiscal 1999 to fiscal 2000 was due to increases in overhead costs, service support costs and other product costs.

Product costs increased to $10.9 million in fiscal 2001 from $10.7 million in fiscal 2000 and $5.3 million in fiscal 1999. The increase from 2000 to 2001 was due to increases in overhead costs, partially offset by reductions in manufacturing and other product costs. The increase from 1999 to 2000 was due to an increase in units shipped as well as increasing overhead costs. Costs of service revenues increased to $3.0 million in fiscal 2001 from $1.9 million in fiscal 2000 and $18,000 in fiscal 1999. The increases are due to the costs of developing the service support organization to support the increased installed base. Prior to fiscal 2000, support activities were handled primarily by the sales organization.

To maintain our gross margins we must continue to develop and introduce on a timely basis new products and enhancements and reduce product costs as we did in 2001.

Amortization of Acquired Technology

Amortization of acquired technology relates to the acquired developed technologies of Workfire Technologies International, Inc. ("Workfire"). The acquisition occurred in September 2000. There was no amortization during the second half of 2001 due to the impairment reduction discussed below under "Impairment of Goodwill and Other Intangibles." The amortization of acquired technology was $1.2 million during 2001, compared to $678,000 in 2000 and none in 1999.

Research and Development

Research and development expenses consist primarily of salaries and related personnel expenses, consultant fees and prototype expenses related to the design, development, testing and enhancement of the PacketShaper, AppVantage and AppCelera systems and PacketWise software. Excluding the effects of stock-based compensation of $663,000, $558,000 and $459,000 for the years 2001, 2000 and 1999, respectively, research and development expenses increased to $11.7 million in fiscal 2001 from $8.8 million in fiscal 2000 and from $5.2 million in fiscal 1999. The increase in research and development expenses from fiscal 2000 to fiscal 2001 was due to increases in staffing and related personnel costs, as well as increases in project related materials. The increase in personnel related expenses was due to the inclusion of Workfire for all of fiscal 2001, compared to only three and one half months in fiscal 2000. The increase in research and development expenses from fiscal 1999 to fiscal 2000 was due to increases in personnel, consulting and related overhead costs. Research and development expenses represented 25%, 21% and 28% of net revenues in fiscal 2001, 2000 and 1999, respectively. The level of research and development spending varies depending on both the breadth of the Company's research and development efforts and the stage of specific product development.

As of December 31, 2001, all research and development costs have been expensed as incurred. We believe that continued investment in research and development is critical to attaining our strategic product and cost reduction objectives. We intend to continue to invest in appropriate projects related to the enhancement of our product offerings and expect expenses as a percentage of revenue to decrease over time.

Sales and Marketing

Sales and marketing expenses consist primarily of salaries, commissions and related personnel expenses for those engaged in the sales, marketing and support of the product as well as related trade show, promotional and public relations expenses. Excluding the effects of stock-based compensation of $442,000, $892,000 and $2.2 million in 2001, 2000 and 1999 respectively, sales and marketing expenses increased to $22.4 million in fiscal 2001 from $18.6 million in fiscal 2000 and from $13.7 million in fiscal 1999. The increases in both fiscal 2001 and fiscal 2000 reflected the hiring of additional personnel in connection with building our sales force, and channel and increased marketing activities. Sales and marketing expenses represented 48%, 45% and 74% of net revenues for fiscal 2001, 2000, and 1999, respectively. We intend to continue to invest in appropriate sales and marketing campaigns and therefore expect sales and marketing expenses in absolute dollar expenses to increase in the future. We continue to work towards our long-term business model target showing sales and marketing expenses in the range of 26 to 28% of revenues, but do not expect to achieve this on a quarterly basis for at least the next eight quarters.

General and Administrative

General and administrative expenses consist primarily of salaries and related personnel expenses for administrative personnel, professional fees and other general corporate expenses. Excluding the effects of stock based compensation of $128,000, $233,000 and $445,000 in 2001, 2000 and 1999 respectively, general and administrative expenses increased to $5.7 million in fiscal 2001 from $4.8 million in fiscal 2000 and from $2.9 million in fiscal 1999. General and administrative expenses represented 12% of net revenues in 2001 and 2000, and 16% of net revenues for fiscal 1999. The percentage decrease from 1999 to 2000 was primarily due to increased net revenues. We expect general and administrative expenses as a percentage of revenues to decrease.

Amortization of Goodwill

In connection with the Workfire acquisition completed in September 2000, we recorded goodwill and other intangible assets of approximately $66.1 million, which was being amortized on a straight-line basis over a three-year period. Amortization of this goodwill and other intangibles totaled an aggregate of $11.0 million in 2001 and $6.4 million in 2000. There was no amortization during the second half of 2001, due to an impairment charge discussed below.

We may have additional acquisitions in future periods that could give rise to the acquisition of additional goodwill. Beginning January 1, 2002, under the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets", goodwill will be accounted for using an impairment-only approach.

Impairment of Goodwill and Other Intangibles

In September 2000, the Company purchased Workfire Technologies International, Inc. for approximately $72.8 million, mostly in Packeteer stock. Substantially all the purchase price was allocated to goodwill and other intangibles.

During the third quarter of 2001, the Company performed an assessment of the carrying value of the goodwill and other intangible assets related to its acquisition of Workfire Technologies International, Inc. pursuant to the Company's stated policy as described in Note 1 to the Financial Statements. Management's determination of the existence of impairment indicators included continued general economic slowing, broad based declines in the values of networking technologies and a review of current, historical and future projections of cash flows related to these assets. The conclusion of the assessment was a determination that the carrying value of the goodwill and other intangible assets exceeded its fair value. The fair value was determined based on Company projections of the present value of future net cash flows to be generated over the expected lives of these assets. Accordingly, the Company recorded an impairment charge of $52.6 million during the third quarter of 2001 for the entire unamortized balance.

Stock-Based Compensation

Amortization of stock-based compensation resulted from the granting of stock options to employees and consultants with exercise prices per share determined to be below the deemed fair value per share of our common stock on the dates of grant for financial reporting purposes. Stock-based compensation is being amortized to expense in accordance with FASB Interpretation No. 28, "Accounting for Stock Appreciation Rights and Other Variable Stock Option Award Plans," over the vesting period of the individual options, generally four years. We recorded stock-based compensation expense of $1.2 million, $1.7 million and $3.1 million in fiscal 2001, 2000 and 1999, respectively leaving $400,000 to be amortized in future periods.

Interest and Other Income

Interest and other income consists primarily of interest income from our cash and investments and totaled $3.2 million, $4.0 million and $1.8 million for fiscal 2001, 2000 and 1999, respectively. The decrease in interest income from 2000 to 2001 is the result of lower yields on invested funds. The increase from 1999 to 2000 is due primarily to higher average cash balances in 2000 resulting from proceeds from our initial public offering in July 1999.

Interest and Other Expense

Interest and other expense consists primarily of interest expense related to our line of credit, debt and capital lease obligations. Interest and other expense totaled $1.1 million in 2001, $618,000 in 2000 and $863,000 in 1999. The increase from 2000 to 2001 was due primarily to the $545,000 loss on the disposition of $3.0 million of defaulted California Edison notes in the first quarter of 2001. The decrease in fiscal 2000 from 1999 is primarily due to decreased interest charges on our line of credit, debt and capital lease obligations.

Income Tax Provision

As of December 31, 2001, we had incurred net operating losses for federal and state purposes and had not recognized any tax provision or benefit, except in fiscal 2000. In fiscal 2000, we recognized a $300,000 tax provision related to charges in lieu of income taxes associated with alternative minimum income tax. A corresponding credit was made to paid-in-capital. As of December 31, 2001, we had net operating loss carryforwards of approximately $49.3 million and $22.9 million for federal and state income tax purposes, respectively. These carryforwards, if not utilized, expire 2004 through 2021. See Note 11 of Notes to Consolidated Financial Statements.

Liquidity and Capital Resources

Since inception, we have financed our operations primarily from the sale of preferred and common stock and other financing activities such as bank credit against accounts receivable, subordinated debt offerings and equipment leasing and loans. Cash, cash equivalents and investments totaled $62.2 million at December 31, 2001, unchanged from the $62.2 million reported at December 31, 2000. Working capital increased to $52.7 million at December 31, 2001, compared to $52.0 million at December 31, 2000.

Net cash provided by operating activities was $416,000 in fiscal 2001, compared with net cash used in operations of $1.1 million and $5.9 million in fiscal 2000 and 1999, respectively. The increase in operating cash flows was due primarily to a decrease in receivables and inventory levels.

Net cash provided by (used in) investing activities was $25.2 million, $1.4 million and $(44.5) million in 2001, 2000, and 1999, respectively primarily reflecting transactions in marketable securities. In 2001, the activity in our portfolio generated net cash proceeds of $25.7 million, which was reinvested in short-term securities. In 2000, the net cash proceeds of $7.8 from portfolio activity were offset by disbursements related to purchases of fixed assets totaling $2.6 million and cash outlays related to our acquisition of Workfire totaling $3.3 million. In 1999, $45.7 million of the net proceeds related to our initial public offering were used to purchase investments.

Net cash provided by financing activities was $200,000, $4.3 million and $67.5 million in 2001, 2000, and 1999, respectively. In 2001, proceeds from issuance of stock totaled $2.3 million, which was offset by disbursements repaying lease obligations and notes payable. In 2000, proceeds were generated by issuance of common stock, lease financing and increased borrowing under the line of credit. Net cash provided in 1999 included $62.6 million of net proceeds from Packeteer's initial public offering, as well as increased debt related to borrowings under the line of credit and notes payable.

We have a revolving credit facility against accounts receivable, which provides for borrowings of up to $10.0 million. This facility expires in May 2003. Borrowings under this credit facility bear interest at the prime rate, which was 4.75% as of December 31, 2001, are due upon demand, and are secured by substantially all of our assets. At December 31, 2001, amounts outstanding under this credit facility were $1.9 million.

In August 2001, we secured a $551,000 equipment loan. Borrowings under this agreement are collateralized by the equipment, bear interest at the rate of 11.1%, and are repayable in monthly installments over a three-year period. At December 31, 2001, approximately $500,000 was outstanding under this loan.

A summary of future payments, including interest where applicable, due under debt and lease obligations as of December 31, 2001 (in thousands) is shown below. Capital lease obligations are equipment leases entered into in prior years. Operating leases relate to facilities and the note payable is the equipment loan entered into in August 2001.

	Capital Leases	Operating Leases	Note Payable	Total
2002	$ 862	$1,512	$217	$2,591
2003	616	257	217	1,090
2004	496	215	145	856
2005	—	215	—	215
2006	—	215	—	215
thereafter	—	253	—	253
	$1,974	$2,667	$579	$5,220

Additionally, Packeteer has outstanding purchase order commitments with its contract manufacturer for completed products of approximately $1.5 million as of December 31, 2001. Packeteer expects the purchase orders to be fulfilled in the first quarter of 2002.

We have used a portion of the net initial public offering proceeds of $62.6 million to repay subordinated loans of $5.0 million in 1999 and to fund operations, including expanding and enhancing our sales and marketing operations and product offerings. The balance remains invested as described in Note 3 of the notes to consolidated financial statements.

We expect to experience growth in our working capital needs for the foreseeable future in order to execute our business plan. We anticipate that operating activities, as well as planned capital expenditures, will constitute a partial use of our cash resources. In addition, we may utilize cash resources to fund acquisitions or investments in complementary businesses, technologies or products. We believe that our current cash, cash equivalents and investments of $62.2 million at December 31, 2001 and available borrowings under our credit facilities will be sufficient to meet our anticipated cash requirements for working capital and capital expenditures for at least the foreseeable future. However, we may need to raise additional funds if our estimates of revenues, working capital or capital expenditure requirements change or prove inaccurate or in order for us to respond to unforeseen technological or marketing hurdles or to take advantage of unanticipated opportunities. These funds may not be available at the time or times needed, or available on terms acceptable to us. If adequate funds are not available, or are not available on acceptable terms, we may not be able to take advantage of market opportunities to develop new products or to otherwise respond to competitive pressures.

Recent Accounting Pronouncements

The impact of recent accounting pronouncements is discussed in Note 1 of the notes to consolidated financial statements.

Item 7a. *Quantitative and Qualitative Disclosures about Market Risk*

Fixed Income Investments

Our exposure to market risks for changes in interest rates and principal relates primarily to investments in debt securities issued by U.S. government agencies and corporate debt securities. We place our investments with high credit quality issuers and, by policy, limit the amount of the credit exposure to any one issuer. Our investment securities are classified as available-for-sale and consequently are recorded on the balance sheet at fair value with unrealized gains and losses reported as a separate component of accumulated other comprehensive income (loss).

We do not use derivative financial instruments. In general the Company's policy is to limit the risk of principal loss and ensure the safety of invested funds by limiting market and credit risk. All highly liquid investments with less than three months to maturity from date of purchase are considered to be cash equivalents; investments with maturities between three and twelve months are considered to be short-term investments; and investments with maturities in excess of twelve months are considered to be long-term investments. The following table presents the amortized cost, fair value and related weighted-average interest rates by year of maturity for our investment portfolio as of December 30, 2001 and comparable fair values as of December 31, 2000.

	2001				2000
	2002	2003	Total	Fair Value	Fair Value
			(In thousands)		
Cash equivalents	$48,336	—	$48,336	$48,286	$20,999
Weighted-average rate	1.96%	—			
Short-term investments	8,539	—	8,539	8,624	32,183
Weighted-average rate	4.33%	—			
Long-term investments	—	$3,536	3,536	3,588	5,750
Weighted-average rate	—	5.08%			
Total investment portfolio	$56,875	$3,536	$60,411	$60,498	$58,932

At December 31, 2000, short-term investments included approximately $3.0 million in corporate notes of Southern California Edison that had been accounted for as available-for-sale securities under SFAS No. 115. These notes were valued at fair market value as of December 31, 2000. On January 16, 2001, the scheduled redemption date, Southern California Edison announced that it would not redeem these notes at that time. Subsequently, on March 26, 2001, Packeteer sold these notes incurring a $545,000 realized loss, which has been included in the caption "Interest and other expense" on the Consolidated Statements of Operations for the year ended December 31, 2001.

Foreign Exchange

We develop products in the United States and sell in North America, Asia, Europe and the rest of the world. As a result, our financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. All sales are currently made in U.S. dollars; however, a strengthening of the dollar could make our products less competitive in foreign markets. We have no foreign exchange contracts, option contracts or other foreign hedging arrangements.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Packeteer, Inc.:

We have audited the accompanying consolidated balance sheets of Packeteer, Inc. and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity and comprehensive loss, and cash flows for each of the years in the three-year period ended December 31, 2001. In connection with our audits of the consolidated financial statements, we have also audited the financial statement schedule listed in Item 14(a)2. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and the financial statement schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Packeteer, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP

Mountain View, California
January 17, 2002

PACKETEER, INC.

CONSOLIDATED BALANCE SHEETS

	December 31, 2001	December 31, 2000
	(In thousands, except per share data)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 50,009	$ 24,273
Short-term investments	8,624	32,183
Accounts receivable, less allowance for doubtful accounts of $132, and $223, as of December 31, 2001 and 2000, respectively	5,772	7,600
Other receivables	183	1,097
Inventories	2,189	2,554
Prepaids and other current assets	1,038	1,184
Total current assets	67,815	68,891
Property and equipment, net	1,377	2,529
Long-term investments	3,588	5,750
Other assets	225	660
Goodwill and other intangible assets, net	—	66,451
Total assets	$ 73,005	$144,281
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Line of credit	$ 1,851	$ 3,679
Current portion of capital lease obligations	748	751
Current portion of note payable	169	50
Accounts payable	2,282	2,430
Accrued compensation	2,082	2,410
Other accrued liabilities	3,854	4,246
Deferred revenue	4,106	3,367
Total current liabilities	15,092	16,933
Capital lease obligations, less current portion	958	1,815
Note payable, less current portion	331	—
Deferred tax liability	—	1,400
Total liabilities	16,381	20,148
Commitments and contingencies (Notes 4, 9 and 10)		
Stockholders' equity:		
Preferred stock, $0.001 par value; 5,000 shares authorized; no shares issued and outstanding as of December 31, 2001 and 2000, respectively	—	—
Common stock, $0.001 par value; 85,000 shares authorized; 29,951 and 29,434 shares issued and outstanding at December 31, 2001 and 2000, respectively	30	29
Additional paid-in capital	164,273	162,118
Deferred stock-based compensation	(400)	(1,715)
Accumulated other comprehensive income (loss)	(18)	77
Notes receivable from stockholders	(83)	(186)
Accumulated deficit	(107,178)	(36,190)
Total stockholders' equity	56,624	124,133
Total liabilities and stockholders' equity	$ 73,005	$144,281

See accompanying notes to consolidated financial statements.

PACKETEER, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31, 2001	2000	1999
	(In thousands, except per share data)		
Net revenues:			
Product revenues	$ 41,108	$ 38,118	$ 17,744
Service revenues	5,553	2,979	697
Total net revenues	46,661	41,097	18,441
Cost of revenues:			
Product costs	10,860	10,718	5,268
Service costs	3,007	1,867	18
Amortization of acquired technology	1,199	678	—
Total cost of revenues	15,066	13,263	5,286
Gross profit	31,595	27,834	13,155
Operating expenses:			
Research and development, excluding amortization of stock-based compensation of $663, $558 and $459 for 2001, 2000 and 1999, respectively	11,697	8,760	5,164
Sales and marketing, excluding amortization of stock-based compensation of $442, $892 and $2,184 for 2001, 2000 and 1999, respectively	22,417	18,614	13,737
General and administrative, excluding amortization of stock-based compensation of $128, $233 and $445 for 2001, 2000, and 1999, respectively	5,704	4,824	2,936
Amortization of goodwill	11,017	6,424	—
Impairment of goodwill and intangibles	52,552	—	—
Amortization of stock-based compensation	1,233	1,683	3,088
Total operating expenses	104,620	40,305	24,925
Net loss from operations	(73,025)	(12,471)	(11,770)
Interest and other income	3,170	4,020	1,757
Interest and other expense	(1,133)	(618)	(863)
Net loss before income taxes	(70,988)	(9,069)	(10,876)
Provision for income taxes	—	300	—
Net loss	$(70,988)	$ (9,369)	$(10,876)
Basic and diluted net loss per share	$ (2.40)	$ (0.35)	$ (0.71)
Shares used in computing basic and diluted net loss per share	29,559	27,152	15,343

See accompanying notes to consolidated financial statements.

PACKETEER, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE LOSS

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Deferred Stock-Based Compensation	Accumulated Other Comprehensive Income (Loss)	Notes Receivable From Stockholders	Accumulated Deficit	Total	Comprehensive Loss
	Shares	Amount	Shares	Amount							
						(In thousands)					
Balances as of December 31, 1998	12,391	$13	9,723	$10	$ 20,924	$ (514)	—	$(729)	$ (15,945)	$ 3,759	$ (15,945)
Stock-based compensation to non-employees	—	—	—	—	798	—	—	—	—	798	
Stock options granted to non-employees	—	—	—	—	42	—	—	—	—	42	
Issuance of common stock upon exercise of stock options	—	—	125	—	278	—	—	(188)	—	90	
Issuance of common stock, net of issuance costs of $6,445	—	—	4,600	4	62,552	—	—	—	—	62,556	
Conversion of preferred stock	(12,391)	(13)	12,391	13	—	—	—	—	—	—	
Repurchase of common stock	—	—	(103)	—	(28)	—	—	28	—	—	
Issuance of warrants for preferred stock	—	—	—	—	368	—	—	—	—	368	
Issuance of common stock upon exercise of warrants, net	—	—	56	—	—	—	—	—	—	—	
Repayments of notes receivable from stockholders	—	—	—	—	—	—	—	151	—	151	
Deferred compensation related to stock option grants	—	—	—	—	3,914	(3,914)	—	—	—	—	
Amortization of stock-based compensation	—	—	—	—	—	2,290	—	—	—	2,290	
Comprehensive loss:											
Unrealized loss on investments	—	—	—	—	—	—	(58)	—	—	(58)	(58)
Net loss	—	—	—	—	—	—	—	—	(10,876)	(10,876)	(10,876)
Comprehensive loss											(10,934)
Balances as of December 31, 1999	—	—	26,792	27	88,848	(2,138)	(58)	(738)	(26,821)	59,120	(26,879)
Stock-based compensation to non-employees	—	—	—	—	151	—	—	—	—	151	
Issuance of common stock upon exercise of stock options	—	—	694	—	2,045	—	—	—	—		2,045
Charges in lieu of income taxes associated with alternative minimum income tax	—	—	—	—	300	—	—	—	—		300
Issuance of common stock pursuant to Employee Stock Purchase Plan	—	—	98	—	1,303	—	—	—	—		1,303
Issuance of common stock upon exercise of warrants, net	—	—	74	—	—	—	—	—	—		—
Issuance of common stock and stock options related to the Workfire acquisition	—	—	1,806	2	69,498	—	—	—	—		69,500
Repurchase of common stock	—	—	(30)	—	(27)	—	—	2	—		(25)
Repayments of notes receivable from stockholders	—	—	—	—	—	—	—	550	—		550
Deferred compensation related to stock options issued in the acquisition of Workfire	—	—	—	—	—	(1,109)	—	—	—		(1,109)
Amortization of stock-based compensation	—	—	—	—	—	1,532	—	—	—		1,532
Comprehensive loss:											
Unrealized gain on investment	—	—	—	—	—	—	135	—	—	135	135
Net loss	—	—	—	—	—	—	—	—	(9,369)	(9,369)	(9,369)
Comprehensive loss											(9,234)
Balances as of December 31, 2000	—	—	29,434	29	162,118	(1,715)	77	(186)	(36,190)	124,133	(36,113)
Stock-based compensation to non-employees	—	—	—	—	51	—	—	—	—	51	
Issuance of common stock upon exercise of stock options	—	—	401	1	840	—	—	—	—	841	
Issuance of common stock pursuant to Employee Stock Purchase Plan	—	—	141	—	1,437	—	—	—	—	1,437	
Repurchase of common stock	—	—	(25)	—	(40)	—	—	20	—	(20)	
Repayments of notes receivable from stockholders	—	—	—	—	—	—	—	83	—	83	
Amortization of stock-based compensation	—	—	—	—	—	1,182	—	—	—	1,182	
Reversal of unamortized deferred stock-based compensation for terminated employees	—	—	—	—	(133)	133	—	—	—	—	
Comprehensive loss:											
Unrealized gain on investments	—	—	—	—	—	—	10	—	—	10	10
Accumulated translation adjustment	—	—	—	—	—	—	(105)	—	—	(105)	(105)
Net loss	—	—	—	—	—	—	—	—	(70,988)	(70,988)	(70,988)
Comprehensive loss	—	—	—	—	—	—	—	—	—	—	(71,083)
Balances as of December 31, 2001	—	$—	29,951	$30	$164,273	$ (400)	$ (18)	$ (83)	$(107,178)	$ 56,624	$(107,196)

See accompanying notes to consolidated financial statements.

PACKETEER, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,		
	2001	2000	1999
	(In thousands)		
Cash flows from operating activities:			
Net loss	$(70,988)	$ (9,369)	$(10,876)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation	1,910	1,181	747
Amortization of goodwill and intangibles	12,263	7,128	—
Impairment of goodwill and other intangibles	52,552	—	—
Amortization of stock-based compensation	1,233	1,683	3,088
Other non-cash charges	86	79	382
Charges in lieu of income taxes associated with alternative minimum income tax	—	300	—
Changes in operating assets and liabilities:			
Accounts receivable	1,828	(3,954)	(1,186)
Other receivables	914	(1,062)	4
Inventories	365	(2,031)	(335)
Prepaids and other current assets	146	(668)	(347)
Accounts payable	88	432	287
Accrued compensation	(328)	930	1,227
Other accrued liabilities	(392)	2,131	1,371
Deferred revenue	739	2,155	(295)
Net cash provided by (used in) operating activities	416	(1,065)	(5,933)
Cash flows from investing activities:			
Purchases of property and equipment	(966)	(2,606)	(708)
Purchases of investments	(92,710)	(42,298)	(45,664)
Proceeds from sale of investments	118,441	50,104	1,927
Acquisition, net of cash acquired	—	(3,327)	—
Other assets	435	(427)	(96)
Net cash provided by (used in) investing activities	25,200	1,446	(44,541)
Cash flows from financing activities:			
Net proceeds from issuance of common stock	841	2,045	62,646
Sale of stock to employees under the ESPP	1,437	1,303	—
Proceeds from stockholders' notes receivable	83	550	151
Repurchase of common stock	(20)	(25)	—
Borrowings under line of credit	8,542	2,900	2,651
Repayments of line of credit	(10,370)	(1,111)	(761)
Proceeds from notes payable	551	—	5,000
Payments of notes payable	(101)	(2,629)	(2,570)
Proceeds from lease financing	—	1,500	648
Principal payments of capital lease obligations	(738)	(195)	(287)
Net cash provided by financing activities	225	4,338	67,478
Currency impact	(105)	—	—
Net increase in cash and cash equivalents	25,736	4,719	17,004
Cash and cash equivalents at beginning of year	24,273	19,554	2,550
Cash and cash equivalents at end of year	$ 50,009	$ 24,273	$ 19,554
Supplemental disclosures of cash flow information:			
Cash paid during year for interest	$ 543	$ 479	$ 550
Cash paid during year for taxes	$ 40	$ —	$ —
Non cash investing activities:			
Common stock issued in the Workfire acquisition	$ —	$ 64,300	$ —
Stock options assumed in the Workfire acquisition	$ —	$ 5,200	$ —

See accompanying notes to consolidated financial statements.

1. Description of Business and Summary of Significant Accounting Policies

Description of Business

Packeteer, Inc., along with its subsidiaries (collectively referred to herein as the "Company") provides application performance infrastructure systems designed to provide enterprises and service providers a layer of control for applications delivered across intranets, extranets and the Internet. The Company's PacketWise software, the foundation of the Company's PacketShaper and AppVantage systems, integrates application discovery, analysis, control and reporting technologies that enable proactive application performance and bandwidth management. The Company was incorporated on January 25, 1996, and commenced principal operations in 1997, at which time the Company began selling its products and related services. The Company currently markets and distributes its products via a worldwide network of resellers, distributors and systems integrators.

Basis of Preparation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. Certain previously reported amounts have been reclassified to conform to the current presentation format.

Use of Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to inventory valuation, valuation of long-lived assets, valuation allowances including sales return reserves and allowance for doubtful accounts, and other liabilities, specifically warranty reserves. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

Revenue Recognition

Revenue recognition. Product revenue consists primarily of sales of our PacketShaper, AppVantage and AppCelera products, which include hardware, as well as software licenses. Service revenue consists primarily of maintenance revenue and, to a lesser extent, training revenue.

The Company applies the provisions of Statement of Position 97-2, "Software Revenue Recognition," as amended by Statement of Position 98-9, "Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions," to all transactions involving the sale of hardware and software products. Revenue is generally recognized when all of the following criteria are met, as set forth in paragraph 8 of SOP 97-2:

- persuasive evidence of an arrangement exists,
- delivery has occurred,
- the fee is fixed or determinable, and
- collectibility is reasonably assured.

This revenue recognition policy is modified under certain circumstances as follows: Product revenue on sales to major new distributors are recorded based on sell-through to the end user customers until such time as the Company has established significant experience with the distributor's product return and exchange activity. Additionally, when the Company introduces new product into its distribution channel for which there is no historical customer demand or acceptance history, revenue is recognized on the basis of sell-through to end user customers.

The Company has analyzed all of the elements included in its multiple element arrangements and has determined that it has sufficient vendor specific objective evidence (VSOE) to allocate revenue to the maintenance component of its product and to training. VSOE is based upon separate sales of maintenance renewals and training to other customers. Accordingly, assuming other revenue recognition criteria are met, revenue from product sales is recognized upon delivery using the residual method in accordance with SOP 98-9, revenue from maintenance is recognized ratably over the maintenance term and revenue from training is recognized when the training has taken place.

Sales Return Reserves

Management makes estimates of potential future product returns related to current period product revenue. These sales return reserves are recorded as a reduction to revenue. The Company's estimate for sales returns is based on its historical return rates.

Allowance for Doubtful Accounts

The allowance for doubtful accounts reduces trade receivables to their net realizable value. When evaluating the adequacy of the allowance for doubtful accounts, management reviews the aged receivables on an account-by-account basis, taking into consideration such factors as age of the receivables, customer history and projected or estimated continued credit-worthiness, as well as general economic and industry trends.

Cost of Revenues

Cost of revenues consists primarily of costs of product, overhead and maintenance support costs. The Company provides currently for the estimated costs that may be incurred under product warranties when products are shipped.

Amortization of acquired technology is also included in total cost of revenues. During the third quarter of 2001, the Company performed an assessment of the carrying value of goodwill and other intangibles, including acquired technology. Based on this review, we recorded an impairment charge that included the unamortized portion of the acquired technology. For further discussion, see Goodwill and Other Intangible Assets below.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity from date of purchase of three months or less to be cash equivalents. Cash and cash equivalents consist primarily of cash on deposit with banks, money market instruments and investments in commercial paper that are stated at costs which approximate fair market value.

Investments

Management determines the appropriate classification of investment securities at the time of purchase and reevaluates such designation as of each balance sheet date. As of December 31, 2001 and 2000, all investment securities are designated as "available-for-sale." Available-for-sale securities are carried at fair value based on quoted market prices, with the unrealized gains (losses) reported as a separate component of stockholders' equity. The cost of investments sold is determined on the specific identification method.

Inventories

Inventories consist primarily of finished goods and are stated at the lower of cost (on a first-in, first-out basis) or market. We record inventory reserves for excess and obsolete inventories based on historical usage and forecasted demand. If future demand or market conditions are less favorable than our projections, additional inventory write-downs may be required and would be reflected in cost of sales in the period the revision is made.

Property and Equipment

Property and equipment, including equipment acquired under capital lease, are recorded at cost. Depreciation and amortization are provided using a straight-line method over the estimated useful lives of the assets, generally 18 months to four years. Leasehold improvements are amortized over the shorter of estimated useful lives of the assets or the lease term.

The Company accounts for long-lived assets under Statement of Financial Accounting Standards No. 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". SFAS No. 121 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment loss to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. The Company estimates fair value based on the present value of estimated future cash flows. The cash flow calculation would be based on management's best estimates, using appropriate assumptions and projections at the time.

Advertising and Sales Promotion Costs

Advertising and sales promotion costs are expensed as incurred. These costs were $345,000, $316,000 and $350,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

Goodwill and Other Intangible Assets

The Company records goodwill when the cost of net identifiable assets acquired exceeds the fair value of the assets. Until the third quarter of 2001, goodwill and the cost of identified intangible assets were being amortized on a straight-line basis over estimated useful lives. During the third quarter of 2001, the Company performed an assessment of the carrying value of the goodwill and other intangible assets related to the Workfire acquisition as described below. The Company regularly performs these reviews to determine if the carrying value of its assets is impaired. The purpose for the review is to identify any facts or circumstances, either internal or external, which indicate that the carrying value of the assets cannot be recovered. If management determines the existence of impairment indicators, the Company would use undiscounted cash flows to initially determine whether impairment should be recognized. If necessary, the Company would perform a subsequent calculation to measure the amount of impairment loss based on the excess of the carrying value over the fair value of the impaired assets. If quoted market prices for the assets are not available, the fair value would be calculated using the present value of estimated future cash flows. The cash flow calculation would be based on management's best estimates, using appropriate assumptions and projections at the time.

Warranty Reserves

Upon shipment of products to its customers, the Company provides for the estimated cost to repair or replace products that may be returned under warranty. The Company's warranty period is typically 12 months from the date of shipment to the end user customer. For existing products, the reserve is estimated based on actual historical experience. For new products, the required reserve is based on historical experience of similar products until such time as sufficient historical data has been collected on the new product.

Research and Development Costs

Development costs incurred in the research and development of new products and enhancements to existing products are expensed as incurred. Costs for the development of new software products and enhancements to existing products are expensed as incurred until technological feasibility has been established, at which time any additional development costs would be capitalized in accordance with SFAS No. 86, "Accounting for Costs of Computer Software To Be Sold, Leased, or Otherwise Marketed." To date, the Company's software has been available for general release concurrent with the establishment of technological feasibility, and accordingly, no costs have been capitalized.

Concentrations of Credit and Business Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash, cash equivalents, investments and accounts receivable. The Company's cash, cash equivalents and investments are maintained with highly accredited financial institutions and investments are placed with high quality issuers. The Company believes no significant concentration of credit risk exists with respect to these financial instruments. Concentrations of credit risk with respect to trade receivables are limited as the Company performs ongoing credit evaluations of its customers. Based on management's evaluation of potential credit losses, the Company believes its allowances for doubtful accounts are adequate.

The Company relies on one contract manufacturer for the production of its product. The inability of the manufacturer to fulfill supply requirements of the Company could negatively impact future results. If the Company's contract manufacturer cannot manufacture its products at required volumes, on a cost effective basis, in a timely manner, or at all, the Company will have to secure additional manufacturing capacity. Even if this additional capacity is available on commercially acceptable terms, the qualification process could be lengthy and could cause disruptions to shipments. The Company attempts to mitigate these risks by working closely with this manufacturer regarding production planning and product introduction timing. Additionally, the Company believes that it carries sufficient finished goods and semi-finished goods inventory to cover a portion of the transition lead-time if it needs to secure additional manufacturing capacity.

The Company's products, application performance infrastructure systems, which are sold worldwide, are designed to resolve a broad spectrum of problems faced by enterprises and service providers. Accordingly, the Company's future success depends upon the capital spending patterns of such customers and the continued demand by such customers for the Company's products. The networking industry is characterized by rapidly changing technology, evolving industry standards, changes in end-user requirements and frequent new product introductions and enhancements.

The Company's continued success will depend upon its ability to enhance existing products and to develop and introduce, on a timely basis, new products and features that keep pace with technology developments and emerging industry standards. Furthermore, as a result of its international sales, the Company's operations are subject to risks of doing business abroad including, but not limited to, export duties, changes to import and export regulations, longer payment cycles, and greater difficulty in collecting accounts receivable. While to date these factors have not had an adverse material impact on the Company's consolidated results of operations, there can be no assurance that there will not be such an impact in the future.

We develop products in the United States and sell in North America, Asia, Europe and the rest of the world. As a result, our financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. All sales are currently made in U.S. dollars; however, a strengthening of the dollar could make our products less competitive in foreign markets. We have no foreign exchange contracts, option contracts or other foreign hedging arrangements.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits of which future realization is uncertain.

Stock-Based Compensation

For employee stock-based compensation plans, the Company uses the intrinsic value-based method of accounting as permitted under SFAS No. 123 "Accounting for Stock Based Compensation" and, accordingly, recognizes no compensation expense for stock options grants with an exercise price equal to the fair value of shares at the grant date. Deferred compensation expense associated with stock-based compensation is amortized on an accelerated basis over the vesting period of the individual award consistent with the method described in Financial Accounting Standards Board Interpretation (FIN) No. 28, "Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans".

For non-employees, the Company computes the fair value of the stock-based compensation in accordance with SFAS No. 123 and Emerging Issues Task Force (EITF) 96-18 "Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services" and recognizes stock-based compensation expense in accordance with FIN No. 28.

Foreign Currency Transactions

The Company's sales to international customers are U.S. dollar-denominated. As a result, there are no foreign currency gains or losses related to these transactions.

The functional currency for the Company's foreign subsidiaries is the U.S. dollar. Accordingly, the entities remeasure monetary assets and liabilities at period-end exchange rates, while non-monetary items are remeasured at historical rates. Income and expense accounts are remeasured at the average rates in effect during the year. Remeasurement adjustments, except those related to intercompany investment transactions that are long-term in nature, are recognized in income as transaction gains or losses in the year of occurrence. To date, the effect of such amounts on net income has not been significant. Adjustments related to long-term intercompany investment transactions are not included in net income, but rather are reported in the same manner as translation adjustments reported in accumulated other comprehensive income (loss) within equity.

Other Comprehensive Loss

The Company reports comprehensive income or loss in accordance with the provisions of SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting comprehensive income and loss and its components in financial statements. For the Company, the primary differences between reported net loss and comprehensive loss are unrealized gains or losses on securities available for sale and foreign currency translation adjustments. Tax effects of comprehensive income or loss are not considered material for any periods presented.

Net Loss Per Share

Net loss per share is calculated in accordance with SFAS No. 128, "Earnings per Share". Under the provisions of SFAS No. 128, basic net loss per share is computed by dividing the net loss available to common stockholders for the period by the weighted average number of common shares outstanding during the period, excluding shares subject to repurchase and in escrow related to acquisitions. Diluted net loss per share is computed by dividing the net loss for the period by the weighted average number of common and potential common shares outstanding during the period if their effect is dilutive. Potential common shares comprise restricted common stock, shares held in escrow, and incremental common shares issuable upon the exercise of stock options and warrants To date, the Company has not had any issuances or grants for nominal consideration. Diluted net loss per share does not include the effects of the following potential common shares:

	Years Ended December 31,		
	2001	2000	1999
	(In thousands)		
Shares issuable under stock options	3,216	3,848	2,727
Shares of unvested stock subject to repurchase	19	300	984
Shares issuable pursuant to warrants to purchase common stock	45	45	143
Shares held in escrow	—	183	—

The weighted average exercise price of stock options outstanding was $8.88, $18.09 and $5.68 as of December 31, 2001, 2000 and 1999, respectively. The weighted average exercise price of unvested stock subject to repurchase was $1.64, $0.65 and $0.55 as of December 31, 2001, 2000 and 1999, respectively. The weighted average exercise price of warrants to purchase common stock was $6.25 as of December 31, 2001 and 2000, and $4.42 as of December 31, 1999.

Financial Instruments

The carrying value of cash, cash equivalents, accounts receivable, accounts payable and accrued expenses approximates their estimated fair value due to the relative short maturity of these instruments. The carrying value of long-term debt and capital lease obligations approximates estimated fair value based on the market interest rates available to the Company for debt of similar risk and maturities.

Recent Accounting Pronouncements

In September 2000, the FASB issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, a replacement of FASB Statement No. 125." SFAS No. 140 supersedes and replaces the guidance in FASB Statement No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS No. 140 revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures. SFAS No. 140 is effective for transfers of financial assets occurring after March 31, 2001. The adoption of this standard did not have a material impact on the Company's results of operations or financial position.

In July 2001, the FASB issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after September 30, 2001. SFAS No. 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. As a result of the goodwill write-off in the third quarter of 2001, the adoption of SFAS No. 142, effective January 1, 2002, will have no effect on the results of the Company's results of operations or financial position, unless the Company enters into additional purchase business combinations.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 addresses the financial accounting and reporting for obligations and retirement costs related to the retirement of tangible long-lived assets. Packeteer is required to adopt SFAS No. 143 for our fiscal year beginning January 1, 2003. Adoption of this statement is not expected to have an impact on the Company's results of operations or financial position.

In October 2001, the FASB issued SFAS No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets." SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of", but retains many of the fundamental provisions of that Statement. SFAS No. 144 requires that long-lived assets be measured at the lower of their carrying amount or fair value, less cost to sell, whether reported in continuing or discontinued operations. This statement is effective for Packeteer beginning January 1, 2002. Adoption of this statement is not expected to have a material impact on the Company's results of operations or financial position.

2. Acquisition

On September 13, 2000, Packeteer completed the acquisition of Workfire for a total purchase price of $72.8 million in a transaction accounted for as a purchase. Workfire develops software that delivers accelerated Internet services to Internet users. Packeteer exchanged 1,806,000 shares of Packeteer common stock with a fair value of $64.3 million for all of the outstanding stock of Workfire. Of the total common shares issued, 183,000 shares were placed in an escrow account to secure and collateralize the indemnification obligations of Workfire shareholders to Packeteer. Packeteer also assumed all of the outstanding stock options of Workfire with a fair value of approximately $5.2 million. The options were valued using the Black-Scholes option pricing model with the following assumptions: no dividends, 110% volatility, 4.5 years expected life, and 6.1% for the risk-free interest rate. In addition, Packeteer paid certain liabilities having an aggregate value of $1.8 million on behalf of Workfire.com, the sole shareholder of Workfire. There were also $1.5 million of direct transaction costs consisting primarily of professional fees related to this transaction.

The acquisition was accounted for under the purchase method of accounting in accordance with APB Opinion No. 16. Under the purchase method of accounting, the purchase price is allocated to the assets acquired and liabilities assumed based on their estimated fair values. The results of operations for Workfire have been included with the Company's results since September 13, 2000.

The Company recognized stock-based compensation expense associated with unvested stock options issued to employees in conjunction with the acquisition. This amount is included as a component of stockholders' equity and is being amortized by charges to operations over the vesting period of the options, consistent with the method described in FIN No 28. Amortization of stock-based compensation associated with this acquisition totaled $555,000 and $310,000 for the years ended December 31, 2001 and 2000, respectively.

The following is a summary of the Workfire purchase price allocation (in thousands):

Property and equipment	$ 349
Other assets	45
Lease obligations	(159)
Accounts payable	(696)
Deferred tax liability	(1,400)
Deferred stock-based compensation	1,109
Developed and core technology	7,194
Assembled workforce	281
Goodwill	66,104
Total	$72,287

The following unaudited pro forma summary represents the Company's consolidated results of operations for the year ended December 31, 2000 and 1999 as if the preceding acquisition had been consummated at the beginning of the earliest period. The pro forma consolidated results of operations include certain pro forma adjustments, including amortization of goodwill and other intangible assets and amortization of deferred stock-based compensation.

Pro forma results for the years ended December 31, are as follows (in thousands, except per share data):

	2000	1999
Revenues	$ 41,097	$ 18,441
Net loss	(27,717)	(36,100)
Basic and diluted net loss per share	(0.98)	(2.13)

3. Financial Instruments

The following is a summary of available-for-sale debt and marketable equity securities:

	Available-for-Sale Securities			
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(In thousands)			
DECEMBER 31, 2001				
Commercial paper, corporate bonds and notes and medium-term notes	$55,418	$141	$(56)	$55,503
Total debt securities	55,418	141	(56)	55,503
U.S. marketable equity securities	4,993	2	—	4,995
	$60,411	$143	$(56)	$60,498
Amounts included in cash and cash equivalents	$48,336	$ 4	$(54)	$48,286
Amounts included in short-term investments	8,539	87	(2)	8,624
Amounts included in long-term investments	3,536	52	—	3,588
	$60,411	$143	$(56)	$60,498
DECEMBER 31, 2000				
Commercial paper, market auction preferred, corporate bonds and notes and medium-term notes	$58,855	$101	$(24)	$58,932
Total debt securities	58,855	101	(24)	58,932
U.S. marketable equity securities	—	—	—	—
	$58,855	$101	$(24)	$58,932
Amounts included in cash and cash equivalents	$20,997	$ 4	$ (2)	$20,999
Amounts included in short-term investments	32,166	39	(22)	32,183
Amounts included in long-term investments	5,692	58	—	5,750
	$58,855	$101	$(24)	$58,932

Maturities of debt securities at market value as of December 31, 2001 are as follows (in thousands):

Mature in one year or less	$56,910
Mature between one year through five years	3,588
	$60,498

4. Inventories

Inventories consisted of the following at December 31 (in thousands):

	2001	2000
Components	$ 71	$ 911
Completed products	2,118	1,643
Inventories	$2,189	$2,554

Packeteer has outstanding purchase order commitments for completed products of approximately $1.5 million at December 31, 2001. Packeteer expects the purchase orders to be fulfilled in the first quarter of 2002.

5. Property and Equipment

Property and equipment consisted of the following at December 31 (in thousands):

	2001	2000
Computers and equipment	$2,205	$1,217
Equipment under capital lease	3,143	3,348
Furniture and fixtures	236	195
Leasehold improvements	79	243
	5,663	5,003
Less: accumulated depreciation and amortization	4,286	2,474
Property and equipment, net	$1,377	$2,529

Accumulated depreciation and amortization includes accumulated amortization of approximately $2.7 million and $2.1 million on equipment under capital lease as of December 31, 2001 and 2000, respectively.

6. Goodwill and Other Intangible Assets

Goodwill and other intangible assets consisted of the following as of December 31 (in thousands):

	2001	2000
Goodwill	$66,104	$66,104
Assembled workforce	281	281
Acquired technology	7,194	7,194
	73,579	73,579
Less: assumed liabilities	1,636	—
Less: accumulated amortization	19,391	7,128
Less: impairment of goodwill and intangibles	52,552	—
Goodwill and other intangible assets, net	$ —	$66,451

During the third quarter of 2001, the Company performed an assessment of the carrying value of the goodwill and other intangible assets related to its acquisition of Workfire. The assessment was performed pursuant to SFAS No. 121 based on management's determination of the existence of impairment indicators including continued general economic slowing, the general decline in technology valuations and a review of current, historical and future projections of cash flows related to these assets. The conclusion of the assessment was a determination that the carrying value of the goodwill and other intangible assets exceeded its fair value. The fair value was determined based on Company projections of the present value of future net cash flows expected to be generated over the expected lives of these assets. Accordingly, the Company recorded an impairment charge of $52.6 million during the third quarter of 2001 for the entire unamortized balance.

7. Revolving Loan Agreement

In January 2001, the Company renewed a revolving loan agreement with a maximum line of credit of $10.0 million. Advances are limited to the lesser of the maximum line or the borrowing base, which is 90% of eligible domestic receivables and 80% of eligible international receivables. Additionally, the Company is required to maintain certain financial covenants related to working capital and quarterly net loss amounts. The outstanding principal balance accrues interest at a per annum rate equal to the prime rate (which was 4.75% at December 31, 2001) and is secured by all present and future collateral of the Company. As of December 31, 2001, the outstanding balance on the line was $1.9 million. Subsequent to December 31, 2001, the revolving loan agreement was extended to May 2003.

8. Notes Payable

In August 2001, we secured a $551,000 equipment loan. Borrowings under this agreement are collateralized by the equipment, bear interest at the rate of 11.1%, and are repayable in monthly installments over a three-year period. At December 31, 2001, approximately $500,000 was outstanding under this note.

9. Commitments

The Company leases its facility and certain equipment under non-cancelable lease agreements that expire at various dates through 2010. Rent expense was $1.4 million, $1.1 million, and $722,000 for the years ended December 31, 2001, 2000 and 1999, respectively. As of December 31, 2001, the future minimum rental payments under capital and operating leases are as follows (in thousands):

Years Ending December 31,	Capital Lease	Operating Lease
2002	$ 862	$1,512
2003	616	257
2004	496	215
2005	—	215
2006	—	215
Thereafter	—	253
Total future minimum lease payments	1,974	$2,667
Less amounts representing interest at 6.47%-12.00%	268	
Present value of future minimum lease payments under capital lease	1,706	
Less current portion	748	
Long-term portion	$ 958	

In October 2000, the Company entered into a new facility lease agreement. The lease term was to commence upon possession of the facility and have a term of 12 years, with future minimum lease payments of $49.2 million over the term of the lease. In March 2001, the Company terminated this arrangement.

Packeteer has outstanding purchase order commitments for completed products of approximately $1.5 million at December 31, 2001. Packeteer expects the purchase orders to be fulfilled in the first quarter of 2002.

10. Contingency

In November 2001, Packeteer, certain company officers and directors, and its underwriters were named as defendants in a securities class-action lawsuit filed in the United States District Court for the Southern

District of New York. The complaint, captioned Antoniono v. Packeteer, Inc. et. al., alleges violations of Sections 11, 12(a)2 and 15 of the Securities Act of 1933, as amended, Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder on behalf of a purported class of purchasers of Packeteer common stock between July 27, 1999 and December 6, 2000. The plaintiffs seek unspecified damages.

Various plaintiffs have filed similar actions asserting virtually identical allegations against more than 300 other issuers. These cases have all been assigned to the Hon. Shira A. Scheindlin for coordination and decisions on pretrial motions, discovery, and related matters other than trial. We believe that we have meritorious defenses to the lawsuit and will defend ourselves vigorously in the litigation. An unfavorable resolution of the actions could have a material adverse effect on our business, results of operations and financial condition. As of December 31, 2001 no accrual for this contingency has been recorded.

The Company is routinely involved in legal and administrative proceedings incidental to its normal business activities and believes that these matters will not have a material adverse effect on financial position, results of operations or cash flows.

11. Income Taxes

Net loss before income taxes is attributable to the following geographic locations for the periods ended December 31:

	2001	2000	1999
		(In thousands)	
United States	$(10,939)	$(1,858)	$(11,081)
Foreign	(60,049)	(7,211)	205
Net loss before incomes taxes	$(70,988)	$(9,069)	$(10,876)

The Company recorded no income tax provision or benefit in 2001 or 1999, as the Company reported a net loss in each year. The income tax provision of $300,000 for 2000 consists of charges in lieu of income taxes associated with alternative minimum tax.

The provision (benefit) for income taxes differs from the amount computed by applying the statutory federal tax rate to loss before tax as follows (in thousands):

	2001	2000	1999
Federal tax at statutory rate	$(24,136)	$(3,084)	$(3,698)
State taxes	—	—	—
Deferred tax asset utilized	—	(4,465)	—
Operating loss not benefited	3,681	308	3,655
Non deductible expenses	21,652	2,226	43
Alternative minimum income tax	—	300	—
Imputed interest	—	102	—
Intercompany revenue	—	4,913	—
Foreign tax differential	(1,197)	—	—
Total provision for income taxes	$ —	$ 300	$ —

The types of temporary differences that give rise to significant portions of the Company's deferred tax assets and liabilities are set forth below (in thousands):

	2001	2000
Deferred tax assets:		
Various accruals and reserves not deductible for tax purposes	$ 1,274	$ 727
Property and equipment	421	238
Net operating loss carryforwards	18,535	10,853
Tax credit carryforwards	2,237	1,457
Capitalized start-up expenditures	22	107
Deferred stock-based compensation	—	606
Gross deferred tax assets	22,489	13,988
Valuation allowance	(22,489)	(13,988)
Total deferred tax assets	—	—
Deferred tax liabilities:		
Intangible assets	—	(1,400)
Property and equipment	—	—
Total deferred tax liabilities	—	(1,400)
Net deferred tax assets(liabilities)	$ —	$ (1,400)

The net change in the total valuation allowance was an increase of $8.5 million and $2.6 million for the years ended December 31, 2001 and 2000, respectively. As the Company has reported net losses since inception, it has provided a full valuation allowance on its deferred tax assets. Management believes that, based on a number of factors, the available objective evidence creates sufficient uncertainty regarding the realizability of the deferred tax assets such that a full valuation allowance has been recorded.

Approximately $8.9 million of the valuation allowance for deferred tax assets is attributable to employee stock option deductions, the benefit from which will be allocated to additional paid-in capital when and if subsequently realized.

Deferred tax liabilities have not been recognized for undistributed earnings of foreign subsidiaries because it is management's intention to reinvest such undistributed earnings outside the U.S.

At December 31, 2001, the Company has net operating loss carryforwards for federal and California income tax purposes of approximately $49.3 million and $22.9 million, respectively. If not utilized, the federal net operating loss carryforwards will begin to expire in 2011, and the California net operating loss carryforwards will begin to expire in 2004. In addition, the Company had net operating loss carryforwards of approximately $844,000 for Canadian income tax purposes. If not utilized, these carryforwards will begin to expire in 2005. At December 31, 2001, the Company had federal and California research credit carryforwards of approximately $1.3 million each. If not utilized, the federal research credit carryforwards will begin to expire in 2011. The California research credit carryforwards can be carried forward indefinitely.

Federal and California tax laws impose substantial restrictions on the utilization of net operating loss and tax credit carryforwards in the event of an "ownership change" as defined in Internal Revenue Code Section 382. The Company has not yet determined whether an ownership change has occurred due to significant stock transactions in the reporting years disclosed. If an ownership change occurred, utilization of the net operating loss carryforwards could be reduced significantly.

12. Stockholders' Equity

Preferred Stock

As of the closing of the Company's initial public offering in July 1999, all preferred stock outstanding was converted into an aggregate of 12,391,000 shares of common stock of the Company. Also at the time of the Company's initial public offering, the Board of Directors changed the number of authorized shares of preferred stock to 5.0 million. The authorized preferred stock shares are undesignated and the Board of Directors has the authority to issue and to determine the rights, preference and privileges thereof.

Common Stock

As of December 31, 1998 the Company was authorized to issue 40 million shares of common stock. In May 1999, the Company's Board of Directors authorized the Company to issue 85 million shares, effective upon completion of the initial public offering in July 1999.

In July 1999, the Company completed an initial public offering in which it sold 4.6 million shares of common stock raising $62.6 million, net of issuance costs.

Warrants

As of December 31, 2001, 45,000 warrants to purchase common stock were outstanding and exercisable with a $6.25 exercise price per share and an expiration date in May 2009.

1999 Employee Stock Purchase Plan

In May 1999, the Company's Board of Directors adopted the 1999 Employee Stock Purchase Plan (the "ESPP"). The ESPP became effective July 27, 1999. At that time, 500,000 shares were reserved for issuance under this plan. The number of shares reserved under this ESPP automatically increase annually beginning on January 1, 2000 by the lesser of one million shares or 2% of the total number of shares of common stock outstanding. The ESPP permits participants to purchase common stock through payroll deductions of up to 15% of an employee's compensation, including commissions, overtime, bonuses and other incentive compensation. The purchase price per share is equal to 85% of the fair market value per share on the participant's entry date into the offering period or, if lower, 85% of the fair market value per share on the semi-annual purchase date. As of December 31, 2001, 240,000 shares had been issued under the plan and 1.4 million were available for future issuance.

1999 Stock Incentive Plan

The 1999 Stock Incentive Plan (the "1999 Plan") is intended to serve as the successor program to our 1996 Equity Incentive Plan (the "1996 Plan"). In May 1999, the Company's Board of Directors approved the 1999 Plan, which became effective on July 27, 1999, under which 900,000 shares were reserved for issuance. Previously, 515,000 shares were authorized under the 1996 Plan. In addition, any shares not issued under the 1996 Plan will also be available for grant under the 1999 Plan. The number of shares reserved under the 1999 Plan automatically increases annually beginning on January 1, 2000 by the lesser of three million shares or 5% of the total number of shares of common stock outstanding. Under the 1999 Plan, eligible individuals may be granted options to purchase common shares or may be issued shares of common stock directly. The 1999 Plan is administered by the Board of Directors, which sets the terms and conditions of the options. Non-statutory stock options and incentive stock options are exercisable at prices not less than 85% and 100%, respectively, of the fair value on the date of grant. The options become 25% vested one year after the date of grant with $1/48$ per month vesting thereafter and expire at the end of 10 years from date of grant or sooner if terminated by the Board of Directors. The options may include a provision whereby the option holder may elect at any time to exercise the option prior to the full vesting of the option. Unvested shares so purchased shall be subject to a repurchase right by the Company at the original purchase price. Such right shall lapse at a rate equivalent to the vesting period of the original option. As of December 31, 2001, 19,000 shares were subject to repurchase.

In October 2001, the Company announced a voluntary stock option exchange program, or "Offer to Exchange", for all employees except executive officers. Under the program, these employees had the opportunity to cancel certain outstanding options previously granted to them that had an exercise price at or above $5.00 in exchange for an equal number of new options to be granted at a future date. The Offer to Exchange was outstanding until 5:00 p.m., Pacific Daylight Time on November 30, 2001 (the "Expiration Date"). The exercise price of the new options will be equal to the fair market value of the Company's common stock on the date of grant, which will be June 3, 2002. Participants electing to exchange any options were also required to exchange all options granted to him or her during the six months before the date of the Offer to Exchange and will be precluded from receiving any options during the six months after the Expiration Date. Options totaling 1.5 million shares were canceled under this program in November 2001.

A summary of stock option activity under the 1996 and 1999 Plans follows:

	Available for Grant	Options Outstanding	
		Number of Shares	Weighted-Average Exercise Price
	(In thousands, except per share data)		
Balances as of December 31, 1998	1,388	1,073	$1.90
Shares made available for grant	1,415	—	—
Repurchased	103	—	—
Granted	(1,787)	1,787	7.74
Exercised	—	(97)	2.75
Cancelled	36	(36)	3.19
Balances as of December 31, 1999	1,155	2,727	5.68
Shares made available for grant	1,340	—	—
Repurchased	30	—	—
Granted	(2,043)	2,043	29.99
Exercised	—	(606)	3.07
Cancelled	316	(316)	16.70
Balances as of December 31, 2000	798	3,848	18.09
Shares made available for grant	1,474	—	—
Repurchased	25	—	—
Granted	(2,203)	2,203	9.84
Exercised	—	(395)	2.10
Cancelled	2,440	(2,440)	25.38
Balances as of December 31, 2001	2,534	3,216	8.88

The following tables summarize information about stock options outstanding under the 1996 and 1999 Plans as of December 31, 2001 (in thousands, except per share data):

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at 12/31/01	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable at 12/31/01	Weighted Average Exercise Price
$ 0.25-$ 2.50	209	6.65	$1.70	160	$1.59
$ 2.77-$ 3.50	1,106	6.84	3.42	670	3.43
$ 3.72-$ 7.97	1,070	9.73	5.02	45	7.11
$ 8.06-$12.00	301	8.51	10.91	105	11.05
$12.38-$16.88	309	9.08	16.87	15	13.63
$48.06	221	8.07	48.06	107	48.06
$0.25- $48.06	3,216	8.24	8.88	1,102	8.50

	Years Ended December 31,					
	2001		2000		1999	
	Shares	Weighted-Average Fair Value	Shares	Weighted-Average Fair Value	Shares	Weighted-Average Fair Value
	(In thousands, except per share data)					
Weighted-average fair value of options granted during the year at market	2,203	$7.07	1,888	$22.75	445	$20.18
Weighted-average fair value of options granted during the year at less than market	—	—	155*	33.55	1,342	6.45

* These option grants relate to options assumed in the Workfire acquisition

In the year ended December 31, 2001, 5,500 shares were issued as a result of the exercise of non-plan options granted before the July 28, 1999 initial public offering. As of December 31, 2001, there were 71,000 non-plan options outstanding with a weighted average exercise price of $1.24 per share.

As permitted under Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation", the Company has elected to continue to follow Accounting Principles Board Opinion No. 25 (APB No. 25), "Accounting for Stock Issued to Employees" in accounting for stock-based awards to employees. Under APB No. 25, the Company generally recognizes no compensation expense with respect to such awards. Amortization of the stock-based compensation in the accompanying statements of operations relates to awards granted prior to the initial public offering and the acquisition of Workfire.

Pro forma information regarding the net income (loss) and net income (loss) per share is required by SFAS No. 123 for awards granted or modified after December 31, 1994 as if the Company had accounted for its stock-based awards to employees under the fair value method of SFAS No. 123. The fair value of the Company's stock-based awards to employees was estimated using the Black-Scholes option pricing model.

The fair value of the Company's stockoption awards was estimated assuming no expected dividends and the following weighted-average assumptions for the years ended December 31:

	Options		
	2001	2000	1999
Expected life (years)	4	4	4
Expected volatility	146%	137%	110%
Risk-free interest rates	3.16%	5.24%	4.5%

To comply with pro forma reporting requirements of SFAS No. 123, compensation cost is also estimated for the fair value of ESPP issuances, which are included in the pro forma totals below. The fair value of purchase rights granted under the ESPP is estimated on the date of grant using the Black-Scholes option pricing model with the same expected volatility as the above assumptions, an expected life of 0.5 years and risk-free interest rates of 1.77%, 5.24% and 4.5% for the years 2001, 2000 and 1999, respectively. The weighted-average fair value of the purchase rights granted under the ESPP during fiscal 2001, 2000 and 1999 was $7.50, $19.00 and $23.00, respectively.

Had compensation cost been recognized based on fair value at the date of grant for options granted and shares purchased under the ESPP plan during 2001, 2000 and 1999, the pro forma amounts of the Company's net loss per share would have been as follows for the years ended December 31 (in thousands, except per share data):

	2001	2000	1999
Net loss-historical	$(70,988)	$ (9,369)	$(10,876)
Net loss-pro forma	(79,841)	(29,504)	(13,986)
Basic and diluted net loss per share-historical	(2.40)	(0.35)	(0.71)
Basic and diluted net loss per share-pro forma	(2.70)	(1.09)	(0.91)

Deferred Stock-Based Compensation

In connection with options granted in fiscal years 1999 and 1998, the Company has recorded deferred stock-based compensation of $3.9 million and $787,000, respectively, representing the difference between the exercise price and the fair value of the Company's common stock at the date of grant. In fiscal year 2000, the Company recorded deferred stock-based compensation of $1.1 million related to employee options assumed in the Workfire acquisition. The amounts are being amortized over the vesting period for the individual options, generally four years. Amortization of stock-based compensation of $1.2 million, $1.7 million and $3.1 million was recognized during the years ended December 31, 2001, 2000 and 1999, respectively.

Comprehensive Income (Loss)

The following table reflects the accumulated balances of other comprehensive income (loss) in thousands:

	Gains (Losses) On Marketable Securities	Translation Adjustments	Accumulated Other Comprehensive Income (Loss)
Balance December 31, 1998	$ —	$ —	$ —
Current year change	(58)	—	(58)
Balance December 31, 1999	(58)	—	(58)
Current year change	135	—	135
Balance December 31, 2000	77	—	77
Current year change	10	(105)	(95)
Balance December 31, 2001	$ 87	$(105)	$(18)

Tax effects of comprehensive income or loss are not considered material for any periods presented.

13. 401(k) Plan

In 1997, the Company adopted a 401(k) plan ("401(k)"). Participation in the 401(k) is available to all employees. Entry date to the 401(k) is the first day of each month. Each participant may elect to contribute an amount up to 25% of his or her annual base salary plus commission and bonus, but not to exceed the statutory limit as prescribed by the Internal Revenue Code. The Company may make discretionary contributions to the 401(k). To date, no contributions have been made by the Company.

14. Segment Reporting

The Company has adopted the provisions of SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." The Company's chief operating decision maker is considered to be the Company's CEO. The CEO reviews financial information presented on a consolidated basis substantially similar to the consolidated financial statements. Therefore, the Company has concluded that it operates in one segment and accordingly has provided only the required enterprise-wide disclosures.

The Company operates in the United States and internationally, and derives its revenue from the sale of products and software licenses and maintenance contracts related to these products. In 2001 and 2000, one customer accounted for 22% and 12% of net revenues, respectively. In 1999, no one customer accounted for more than 10% of net revenues. Sales outside of North America accounted for 55%, 54% and 55% of the Company's total revenues in 2001, 2000, and 1999, respectively.

Geographic Information

	Years Ended December 31,		
	2001	2000	1999
		(In thousands)	
Net revenues:			
North America	$20,805	$18,791	$ 8,310
Asia Pacific	12,106	11,608	4,795
Europe and rest of world	13,750	10,698	5,336
Net revenues	$46,661	$41,097	$18,441

Total net revenues reflect the destination of the product shipped.

Long-lived assets are primarily located in North America. Long-lived assets located outside North America are not significant.

15. Quarterly Results of Operations (Unaudited)

	2001			
	Quarter Ended			
	December 31,	September 30,	June 30,	March 31,
	(In thousands, except per share amounts)			
Net revenues	$11,464	$ 10,928	$13,088	$11,181
Gross profit	8,497	7,770	8,556	6,772
Net loss from operations	(1,167)	(54,978)	(7,227)	(9,653)
Net loss	(833)	(54,282)	(6,454)	(9,419)
Basic and diluted net loss per share	(0.03)	(1.83)	(0.22)	(0.32)

	2000			
	Quarter Ended			
	December 31,	September 30,	June 30,	March 31,
	(In thousands, except per share amounts)			
Net revenues	$13,326	$11,504	$ 9,111	$ 7,156
Gross profit	8,782	7,896	6,253	4,903
Net loss from operations	(6,756)	(2,079)	(1,422)	(2,214)
Net loss	(6,206)	(1,141)	(545)	(1,477)
Basic and diluted net loss per share	(0.22)	(0.04)	(0.02)	(0.06)

Corporate Information

Board of Directors

Hamid Ahmadi
Vice President, Research
AT&T Labs

Steven J. Campbell
Chairman of the Board
Packeteer, Inc.

Craig W. Elliott
President and
Chief Executive Officer
Packeteer, Inc.

Brett D. Galloway
Vice President,
Corporate Development
Packeteer, Inc.

Joseph A. Graziano
Private Investor

L. William Krause
President
LWK Ventures

Peter Van Camp
Chairman and
Chief Executive Officer
Equinix, Inc.

Executive Officers

Craig W. Elliott
President and
Chief Executive Officer

Manuel R. Freitas
Vice President, Operations
and Customer Support

Brett D. Galloway
Vice President,
Corporate Development

Robert W. Hon
Vice President,
Engineering

Todd J. Krautkremer
Vice President, Marketing

Neil A. Sundstrom
Vice President,
World Wide Sales

David C. Yntema
Chief Financial Officer

Independent Auditors

KPMG LLP
Mountain View, California

Legal Counsel

Brobeck, Phleger & Harrison
Palo Alto, California

Transfer Agent

Equiserve LLP
Boston, Massachusetts

World Wide Web

www.packeteer.com

Stock Listing

Stock traded on the Nasdaq
National Market under the
Symbol PKTR

SKU # 1878-AR-2002